EXECUTION VERSION

Exhibit 2.1

Agreement and Plan of Merger

by and among

T2 Systems Parent Corporation,
VM Consolidated, Inc., Project Titan Merger Sub, Inc.,
and

the Representative named herein

November 1, 2021

4.01	Organization and Power	44
4.02	Authorization; No Breach	44
4.03	Governmental Bodies; Consents	44
4.04	Litigation	45
4.05	Broker Fees	45
4.06	Investment Representation; Investigation	45
4.07	Board Approvals	45
4.08	Vote Required	45
4.09	Financial Capability	45
4.10	Solvency	46
4.11	Operation of Buyer and Merger Sub	46
4.12	Other Business	46
4.13	No Additional Representations or Warranties

ARTICLE V COVENANTS OF THE COMPANY		47
5.01	Conduct of the Company	47
5.02	Access to Books and Records	50
5.03	Regulatory Filings	51
5.04	Notification	51
5.05	Exclusivity	51
5.06	Reasonable Best Efforts	51
5.07	280G Cooperation	52
5.08	Repayment of Indebtedness	52
		52
ARTICLE VI COVENANTS OF BUYER AND MERGER SUB		53
6.01	Access to Books and Records	53
6.02	Regulatory Filings	53
6.03	Notification	54
6.04	Reasonable Best Efforts	54
6.05	Director and Officer Liability and Indemnification	54
6.06	Contact with Business Relations	57
6.07	Tax Matters	57
6.08	R&W Insurance Policy	58

ARTICLE VII CONDITIONS TO CLOSING		59
7.01	Conditions to All Parties’ Obligations	59
7.02	Conditions to Buyer’s and Merger Sub’s Obligations	59
7.03	Conditions to the Company’s Obligations	60
7.04	Waiver of Conditions	61

ARTICLE VIII TERMINATION		61
8.01	Termination	61
8.02	Effect of Termination	62
8.03	Certain Other Effects of Termination	62

ARTICLE IX ADDITIONAL AGREEMENTS AND COVENANTS		63

9.01	Further Assurances	63
9.02	Employees and Employee Benefits	63
9.03	Antitrust Notification	64
9.04	Certain Consents	65
9.05	Written Consents; Section 262 Notices	66
9.06	Affiliate Contracts	66

ARTICLE X MISCELLANEOUS		66
10.01	Survival; Certain Waivers	66
10.02	Acknowledgment by the Buyer Parties	67
10.03	Provision Respecting Representation of Company	68
10.04	Press Releases and Communications	69
10.05	Expenses	69
10.06	Notices	69
10.07	Assignment	70
10.08	Amendment and Waiver	71
10.09	Third Party Beneficiaries	71
10.10	Non‑Recourse	72
10.11	Severability	72
10.12	Construction	72
10.13	Disclosure Schedules	73
10.14	Complete Agreement	73
10.15	Conflict Between Transaction Documents	73
10.16	Specific Performance	73
10.17	Jurisdiction and Exclusive Venue	74
10.18	Governing Law; Waiver of Jury Trial	74
10.19	Representative	75
10.20	No Right of Set‑Off	77
10.21	Counterparts	78

ARTICLE XI DEFINITIONS		78
11.01	Certain Definitions	78
11.02	Defined Terms	92
11.03	Interpretation	95

EXHIBITS

Exhibit A	Form of Certificate of Merger
Exhibit B	Net Working Capital
Exhibit C	Escrow Agreement
Exhibit D	Paying Agent Agreement
Exhibit E	Form of Letter of Transmittal
Exhibit F	Form of Company Closing Certificate
Exhibit G	Form of Buyer Closing Certificate
Exhibit H	Form of Option Cancellation Agreement

Agreement and Plan of Merger

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of November 1, 2021, is made by and among (i) T2 Systems Parent Corporation, a Delaware corporation (the “Company”), (ii) VM Consolidated, Inc., a Delaware corporation (“Buyer”), (iii) Project Titan Merger Sub, Inc., a Delaware corporation and wholly‑owned Subsidiary of Buyer (“Merger Sub” and, together with the Company, the “Constituent Corporations”), and (iv) Thoma Bravo Discover Fund, L.P., a Delaware limited partnership, solely in its capacity as representative as set forth in this Agreement (the “Representative”). Capitalized terms used and not otherwise defined herein have the meanings set forth in ARTICLE XI below. “Party” as used herein means, individually, each of the Company, Buyer, Merger Sub and, solely in such capacity, the Representative (and all are collectively referred to herein as the “Parties”).

WHEREAS, the boards of directors of the Company, Buyer and Merger Sub have approved this Agreement and the merger of Merger Sub with and into the Company upon the terms and conditions set forth in this Agreement and in accordance with the DGCL (the “Merger”), and the board of directors of the Company has declared that it is advisable and in the best interests of the stockholders of the Company that this Agreement and the Merger be adopted and approved by the stockholders of the Company;

WHEREAS, Buyer, in its capacity as the sole stockholder of Merger Sub, has approved this Agreement and the Merger;

WHEREAS, the approval of the holders of a majority of the outstanding capital stock of the Company entitled to vote on the Agreement and the Merger (the “Necessary Stockholder Approval”), has been obtained;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Buyer entering into this Agreement, each employee listed on Schedule 1.0 has entered into an amendment to such employee’s offer letter or employment agreement, as applicable, with the Company, each on terms (including restrictive covenants and invention assignments) reasonably satisfactory to the Buyer, to be effective at and contingent upon the Closing (the “Key Employee Agreements”);

WHEREAS, the authorized capital stock of the Company consists of (i) 100,000 shares of preferred stock, par value $0.001 per share, all of which have been designated as Series A Preferred Stock (the “Company Preferred Stock”), and (ii) 110,000,000 shares of common stock, par value $0.001 per share (the “Common Stock”;

WHEREAS, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.001 per share, all of which are issued and outstanding and owned by Buyer; and

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties and covenants set forth herein, and intending to be legally bound, the Parties hereto agree as follows:

ARTICLE I

THE MERGER

1.01 The Merger. On and subject to the terms and conditions contained herein, and in accordance with the Section 251 of the DGCL, at the Effective Time, Merger Sub will merge with and into the Company, with (i) the separate corporate existence of Merger Sub thereupon ceasing and (ii) the Company surviving the Merger as a wholly‑owned Subsidiary of Buyer (the Company, as the surviving corporation after the Effective Time, is sometimes referred to herein as the “Surviving Corporation”).

1.02 Filing of Merger Certificate; Effective Time. At the Closing, subject to satisfaction or waiver of the conditions specified in ARTICLE VII, (i) the Company will execute a certificate of merger in substantially the form of Exhibit A (the “Certificate of Merger”) in accordance with the relevant provisions of the DGCL, and (ii) the Company and Merger Sub will, and Buyer will cause Merger Sub to, cause such executed Certificate of Merger to be filed with the Secretary of State of the State of Delaware in accordance with the DGCL, and the Merger will be effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed in writing by Buyer and the Company and specified therein (the “Effective Time”).

1.03 Effect of the Merger; Further Assurances.

(a) The Merger will have the effects provided in this Agreement, the Certificate of Merger and in the applicable provisions of the DGCL. If, at any time after the Effective Time, the Surviving Corporation determines that any further documents or acts are necessary to vest in the Surviving Corporation the title to any properties, rights, privileges, powers or franchises of the Constituent Corporations acquired in the Merger or to otherwise carry out the purposes of this Agreement, the Surviving Corporation and its officers and directors will execute and deliver all such documents and do all such acts, and the officers and directors of the Surviving Corporation are fully authorized in the name of the Constituent Corporations or otherwise to take any and all such action after the Effective Time solely for the purposes set forth in this Section 1.03.

(b) Subject to compliance with Section 6.05(b), at the Effective Time the certificate of incorporation of the Company will, by operation of law and without any further action by any Person, be amended and restated in its entirety to contain the provisions set forth in the certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time (except for any references to the name, incorporator or original directors of Merger Sub), and as so amended and restated will be the certificate of incorporation of the Surviving Corporation until thereafter amended or repealed in accordance with the provisions thereof, and applicable Law.

(c) Subject to compliance with Section 6.05(b), at the Effective Time, the bylaws of the Company will, by operation of law and without any further action by any Person, be amended and restated in their entirety to contain the provisions set forth in the bylaws of Merger Sub as in effect immediately prior to the Effective Time (except for any references to the name of Merger Sub), and as so amended and restated will be the bylaws of the Surviving Corporation until thereafter amended or repealed in accordance with the provisions thereof, the certificate of incorporation of the Surviving Corporation, and applicable Law.

(d) The directors of Merger Sub in office immediately prior to the Effective Time will be the directors of the Surviving Corporation until their respective successors are duly elected and qualified in the manner provided in the certificate of incorporation and bylaws of the Surviving Corporation, their earlier resignation or removal, or as otherwise provided by applicable Law.

(e) The officers of the Company in office immediately prior to the Effective Time, will be the officers of the Surviving Corporation until their successors are duly elected and qualified in the manner provided in the certificate of incorporation and bylaws of the Surviving Corporation, their earlier resignation or removal, or as otherwise provided by applicable Law.

1.04 Conversion of Shares; Treatment of Options. At the Effective Time, by virtue of the Merger and without any action on the part of Buyer, Merger Sub, the Company or the holders of any of the securities described below:

(a) Each share of the common stock of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into one (1) validly issued, fully paid and non‑assessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

(b) Each share of Preferred Stock issued and outstanding immediately prior to the Effective (other than shares of Preferred Stock cancelled pursuant to Section 1.04(c) and Dissenting Shares) will be converted into the right to receive the Closing Preferred Stock Per Share Merger Consideration, plus any amount payable with respect to such share of Preferred stock pursuant to Section 1.08, as applicable, and will automatically be cancelled and retired and will cease to exist.

(c) Each share of Preferred Stock held in the treasury of the Company and each share of Preferred Stock owned or held, directly or indirectly, by the Company or by Buyer, Merger Sub or their respective Subsidiaries, in each case, immediately prior to the Effective Time, will be cancelled and retired and will cease to exist without any conversion thereof and no payment of cash or any other consideration will be made with respect thereto.

(d) Each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock cancelled pursuant to Section 1.04(c) and Dissenting Shares) will be converted into the right to receive the Closing Common Stock Per Share Merger Consideration, plus any amount payable with respect to such share of Common Stock pursuant to Section 1.08, as applicable, and will automatically be cancelled and retired and will cease to exist.

(e) Each share of Common Stock held in the treasury of the Company and each share of Common Stock owned or held, directly or indirectly, by the Company or by Buyer, Merger Sub or their respective Subsidiaries, in each case, immediately prior to the Effective Time, will be cancelled and retired and will cease to exist without any conversion thereof and no payment of cash or any other consideration will be made with respect thereto.

(f) Each unexercised Option outstanding immediately prior to the Effective Time that is or becomes an In-the-Money Option at the Closing will, as of the Effective Time, be converted into the right to receive the Closing Option Per Share Merger Consideration payable pursuant to Section 1.06, plus any amount payable with respect to such Option pursuant to Section 1.08 (as applicable), in each case, subject to any applicable Tax withholding pursuant to Section 1.10, and will automatically be cancelled and retired and will cease to exist. Each Option that does not otherwise become an In-the-Money Option as contemplated by the immediately preceding sentence shall be cancelled and retired and cease to exist effective as of the Effective Time, with no consideration payable or owed therefor. The amount of cash each Optionholder is entitled to receive with respect to his or her In-the-Money Options shall be rounded down to the nearest cent and computed after aggregating cash amounts for all Options held by such Optionholder. Each Option (or portion thereof) that is not an In-the-Money Option shall be forfeited and cancelled and no payment shall be made in respect of such Option (or portion thereof). All amounts payable with respect to cancelled In-the-Money Options will be paid only upon receipt by the Company no later than the Closing Date of a duly executed consent and waiver agreement in substantially the form attached hereto as Exhibit H (an “Option Cancellation Agreement”) with respect to such In-the-Money Options.

1.05 Pre-Closing Merger Consideration Estimate.

(a) At least five (5) Business Days prior to the Closing, the Company will prepare and deliver to Buyer a statement (the “Estimated Closing Statement”) setting forth a calculation of (i) the estimated Closing Net Working Capital (the “Estimated Closing Net Working Capital”), (ii) the estimated Closing Cash (the “Estimated Closing Cash”), (iii) the estimated Closing Indebtedness (the “Estimated Closing Indebtedness”), (iv) the estimated Transaction Expenses (the “Estimated Transaction Expenses”), (v) the Company’s calculation of the Estimated Merger Consideration derived from the foregoing, (vi) the Closing Preferred Stock Payment payable at the Closing to each Stockholder in accordance with Section 1.05(b), (vi) the Closing Common Stock Payment payable at the Closing to each Stockholder in accordance with Section 1.05(c), and (vii) the Closing Option Payment payable at the Closing to each Optionholder in accordance with Section 1.05(d). The Estimated Closing Statement will be prepared, and the Estimated Closing Net Working Capital, the Estimated Closing Cash, the Estimated Closing Indebtedness and the Estimated Transaction Expenses will be determined, in each case, (i) in good faith, on a consolidated basis in accordance with the definitions set forth in this Agreement and (ii) in accordance with the Accounting Principles. For the avoidance of doubt, and without in any way limiting Section 11.03(l), none of the Estimated Closing Net Working Capital, the Estimated Closing Cash, the Estimated Closing Indebtedness or the Estimated Transaction Expenses shall take into account in any manner NuPark or any of NuPark’s Subsidiaries.

(b) The portion of the Estimated Merger Consideration each Stockholder will be entitled to receive at the Closing in respect of his, her or its shares of Preferred Stock (the “Closing Preferred Stock Payment”) will be set forth on the Estimated Closing Statement and equal the product of (i) the Closing Preferred Stock Per Share Merger Consideration multiplied by (ii) the number of shares of Preferred Stock held by such Stockholder immediately prior to the Effective Time that were converted in accordance with Section 1.04(b).

(c) The portion of the Estimated Merger Consideration each Stockholder will be entitled to receive at the Closing in respect of his, her or its shares of Common Stock (the “Closing Common Stock Payment” and together with the Closing Preferred Stock Payment, the “Closing Stock Payments”) will be set forth on the Estimated Closing Statement and equal the product of (i) the Closing Common Stock Per Share Merger Consideration multiplied by (ii) the number of shares of Common Stock held by such Stockholder immediately prior to the Effective Time that were converted in accordance with Section 1.04(d).

(d) Closing Option Payment. The portion of the Estimated Merger Consideration each Optionholder will be entitled to receive at the Closing in respect of his, her or its Options (the “Closing Option Payment”) will be set forth on the Estimated Closing Statement and equal, with respect to each In-the-Money Option, the product of (i) the Closing Option Per Share Merger Consideration applicable to such In-the-Money Option multiplied by (ii) the number of shares of Common Stock corresponding to such In-the-Money Option held by such Optionholder as of immediately prior to the Effective Time that were converted in accordance with Section 1.04(f).

1.06 Closing Payments.

(a) At the Closing, Buyer will, or will cause Merger Sub to, deposit with the Paying Agent the aggregate Closing Stock Payments payable to the Stockholders as set forth in the Estimated Closing Statement by wire transfer of immediately available funds to the account designated by the Paying Agent no later than two (2) Business Days prior to the Closing Date.

(b) At the Closing, Buyer will, or will cause Merger Sub to, deliver the aggregate Closing Option Payments payable to the Optionholders, as set forth in the Estimated Closing Statement, by wire transfer of immediately available funds to an account designated by the Company at least two (2) Business Days prior to the Closing Date. On the next regularly scheduled payroll date of the Surviving Corporation occurring at least ten (10) Business Days following the Closing Date, the Surviving Corporation will distribute to the Optionholders their respective Closing Option Payments, subject to any applicable Tax withholding pursuant to Section 1.10 and subject to receipt from the applicable Optionholder of a duly executed Option Cancellation Agreement. After the Closing, Buyer shall cause the Surviving Corporation to make timely payment to the appropriate taxing authority or authorities of any amounts withheld from payment to the Optionholders pursuant to Section 1.10.

(c) At the Closing, Buyer will, or will cause Merger Sub to, deliver the Adjustment Escrow Deposit Amount to the Escrow Agent by wire transfer of immediately available funds to an escrow account designated by the Escrow Agent no later than two (2) Business Days prior to the Closing Date (the “Adjustment Escrow Account”) and established pursuant to the terms of an escrow agreement to be dated as of the Closing Date and substantially in the form attached as Exhibit C (the “Escrow Agreement”), among Buyer, the Representative and the Escrow Agent. The Adjustment Escrow Account will be maintained separately from other funds held by the Escrow Agent and will be Buyer’s and Merger Sub’s sole and exclusive source of recovery for any amounts owing to Buyer, Merger Sub or, following the Closing, the Surviving Corporation under this Agreement (including pursuant to Section 1.08 with respect to any Excess Amount, but excluding any amounts owing that arise out of claims for Fraud).

(d) At the Closing, Buyer will, or will cause Merger Sub to, deliver an amount equal to $1,735,000 (the “Deductible Escrow Deposit Amount”) to the Escrow Agent by wire transfer of immediately available funds to an escrow account designated by the Escrow Agent no later than two (2) Business Days prior to the Closing Date (the “Deductible Escrow Account”) and established pursuant to the terms of the Escrow Agreement. The Deductible Escrow Account will be maintained separately from other funds held by the Escrow Agent to satisfy the Stockholders’ reimbursement obligations pursuant to Section 6.08(b) hereof. The Deductible Escrow Amount shall be held in trust by the Escrow Agent for a period of twelve (12) months and shall be released in accordance with the terms thereof.

(e) At the Closing, Buyer will pay, or will cause Merger Sub to pay, to the Representative, the Representative Holdback Amount, by wire transfer of immediately available funds to an account designated by the Representative at least two (2) Business Days prior to the Closing Date.

(f) At the Closing, Buyer will pay, or will cause Merger Sub to pay, on behalf of the Company and its Subsidiaries, all Estimated Transaction Expenses to such Persons as they are owed by wire transfer of immediately available funds to accounts designated by the Company at least two (2) Business Days prior to the Closing Date.

(g) At the Closing, Buyer will pay, or will cause Merger Sub to pay, on behalf of the Company and its Subsidiaries, all amounts required to be paid under the Payoff Letters delivered pursuant to Section 5.08 in order to fully discharge the Indebtedness for Borrowed Money owed to the Persons thereunder, by wire transfer of immediately available funds to the accounts designated in such Payoff Letters.

1.07 Surrender of Certificates; Paying Agent.

(a) In accordance with the paying agent agreement to be dated as of the Closing Date and substantially in the form attached as Exhibit D (the “Paying Agent Agreement”), the Paying Agent will act as the Representative’s agent in delivering to each Stockholder its respective Closing Stock Payment in return for the Certificates which, prior to the Effective Time, represented shares of Preferred Stock or Common Stock (other than shares of Preferred Stock or Common Stock cancelled pursuant to Section 1.04(c) or Section 1.04(e) and Dissenting Shares), as well as any amounts owed to such Stockholders pursuant to Section 1.08. At or after the Effective Time, upon surrender of Certificates and delivery by a Stockholder of a duly executed letter of transmittal substantially in the form of Exhibit E (the “Letter of Transmittal”) to the Paying Agent, (i) the Paying Agent will pay each such Stockholder the Closing Stock Payment to which such Stockholder is entitled under Section 1.05 and (ii) each Stockholder will be irrevocably entitled to receive the portion of any amount payable under Section 1.08 with respect to the shares of Preferred Stock and/or Common Stock held by such Stockholder immediately prior to the Effective Time. The Merger Consideration payable to a Stockholder will be made by wire transfer of immediately available funds to an account designated in writing by such Stockholder in the Letter of Transmittal, unless, to the extent permitted by the Letter of Transmittal, alternative arrangements are specified by such holder in the Letter of Transmittal. Each such Stockholder that makes the deliveries to the Paying Agent required by this Agreement, the Letter of Transmittal and the Paying Agent Agreement prior to the Closing Date will be paid his, her or its Closing Stock Payment on the same Business Day as the Effective Time. Each such Stockholder that makes the deliveries to the Paying Agent required by this Agreement, the Letter of Transmittal and the Paying Agent Agreement thereafter will be paid his, her or its Closing Stock Payment as soon as possible after delivery thereof is made (but in any event no later than two (2) Business Days after the date such delivery thereof is made).

(b) If any Certificate has been or is claimed to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming that a Certificate has been lost, stolen or destroyed (in form and substance reasonably satisfactory to the Paying Agent) and, if required by the Paying Agent, the delivery of such indemnity by such Person as is reasonably satisfactory to the Paying Agent, the Paying Agent will deliver to such Person in exchange for such lost, stolen or destroyed Certificate or instrument representing shares of Preferred Stock or Common Stock the proper amount of the Merger Consideration to which they are entitled hereunder, subject to the other deliveries required by this Section 1.07.

(c) At any time that is more than one (1) year after the Effective Time, Buyer may cause the Paying Agent to pay over to the Surviving Corporation any portion of the Merger Consideration (including any earnings thereon) that had been delivered to the Paying Agent and that has not been disbursed to Stockholders as of such time (other than any amounts then subject to dispute). After the Paying Agent makes such payments to the Surviving Corporation, all former Stockholders will be entitled to look only to the Surviving Corporation (subject to any applicable abandoned property, escheat and other similar Laws) as general creditors thereof with respect to the cash payable upon surrender of their Certificates pursuant to this Agreement, and the Paying Agent will have no further obligation under this Section 1.07 in its capacity as such. None of the Surviving Corporation, Buyer, Merger Sub, the Representative or the Paying Agent will be liable to any Person in respect of amounts paid to a public official to the extent required under any applicable abandoned property, escheat or similar Law.

(d) At the Effective Time, the stock transfer books of the Company shall be closed and no further registration of transfers of shares shall thereafter be made on the Books and Records of the Company. If, after the Effective Time, Certificates representing shares of Preferred Stock or Common Stock are presented to the Surviving Corporation or the Paying Agent, they will be cancelled and exchanged as provided in this Section 1.07.

1.08 Post-Closing Merger Consideration Adjustment. Following the Closing Date, the Merger Consideration will be adjusted, if at all, as set forth below:

(a) Buyer will prepare and deliver to the Representative within ninety (90) days after the Closing Date (i) an unaudited balance sheet of the Company and its Subsidiaries as of the Adjustment Calculation Time (the “Closing Balance Sheet”), (ii) a statement (the “Closing Statement”) setting forth a calculation of (1) the Closing Net Working Capital, (2) the Closing Cash, (3) the Closing Indebtedness, (4) the Transaction Expenses, (5) Buyer’s calculation of the Final Merger Consideration derived from the foregoing, and (6) with respect to each of the foregoing, the changes in such amounts from the corresponding amounts set forth in the Estimated Closing Statement and (iii) reasonably detailed information and support for the foregoing calculations and proposed changes. The Closing Balance Sheet and Closing Statement will be prepared, and the Closing Net Working Capital, Closing Cash, Closing Indebtedness and Transaction Expenses will be determined, in each case, in good faith, on a consolidated basis in accordance with the Accounting Principles. For the avoidance of doubt, and without in any way limiting Section 11.03(l), none of the Closing Net Working Capital, the Closing Cash, the Closing Indebtedness or the Transaction Expenses shall take into account in any manner NuPark or any of NuPark’s Subsidiaries. If Buyer fails to timely deliver the Closing Balance Sheet and the Closing Statement, in accordance with this Section 1.08(a), then the Representative may, at its election, either (i) treat the estimates delivered pursuant to Section 1.05(a) as the Closing Balance Sheet and the Closing Statement and the Closing Net Working Capital, Closing Cash, Closing Indebtedness and Transaction Expenses, as final and binding upon the Parties or (ii) treat such estimates as the Closing Balance Sheet and Closing Statement delivered by Buyer pursuant to this Section 1.08(a), in which case, Seller shall be entitled to all dispute and other rights set forth in the remainder of this Section 1.08 with respect thereto.

(b) On or prior to the sixtieth (60th) day following Buyer’s delivery of the Closing Balance Sheet and the Closing Statement, the Representative may give Buyer a written notice stating in reasonable detail the Representative’s objections (a “Notice of Disagreement”) to the Closing Balance Sheet and the Closing Statement. During such 60‑day period, and any period of dispute thereafter with respect to such Closing Balance Sheet and/or Closing Statement, Buyer will, and will cause the Surviving Corporation and its Subsidiaries to, (i) provide the Representative and its Advisors reasonable access to the books, records (including work papers, schedules, memoranda and other documents), supporting data, facilities, and personnel of the Surviving Corporation and its Subsidiaries (including Surviving Corporation personnel responsible for accounting and finance and senior management) and, subject to execution of any customary work paper access letters required by them, the Surviving Corporation’s accountants and their work papers, and (ii) otherwise cooperate with and assist the Representative and its Advisors in connection with such review. Any determination set forth on the Closing Statement which is not specifically objected to in the Notice of Disagreement will be deemed acceptable to the Representative, and will be final and binding upon all Parties upon delivery of the Notice of Disagreement. If the Representative does not deliver to Buyer a Notice of Disagreement within such 60‑day period, then the Closing Balance Sheet, the Closing Statement and the Closing Net Working Capital, Closing Cash, Closing Indebtedness and Transaction Expenses will be final and binding upon the Parties as of the expiration of such 60‑day period, and the Final Merger Consideration set forth in the Closing Statement will constitute the Final Merger Consideration for all purposes of this Section 1.08.

(c) Following Buyer’s receipt of any Notice of Disagreement, the Representative and Buyer may attempt to negotiate in good faith to resolve the disputed matters set forth therein, and all such discussions and negotiations related thereto shall (unless otherwise agreed by Buyer and the Representative) be governed by Rule 408 of the Federal Rules of Evidence (as in effect as of the date of this Agreement) and any applicable similar state rule. In the event that the Representative and Buyer fail to agree on any of the Representative’s proposed adjustments set forth in the Notice of Disagreement within thirty (30) days after Buyer receives the Notice of Disagreement (or such longer period as agreed by Buyer and the Representative in writing), the Representative and Buyer agree to use their respective reasonable best efforts to cause Deloitte & Touche LLP (provided that if Deloitte & Touche LLP is unable or unwilling to serve in such capacity, the Representative and Buyer shall jointly select an alternative firm that is a nationally recognized independent accounting or valuation firm (the “Firm”), within forty‑five (45) days immediately following such first 30‑day period, to make the final written determination of all matters which remain in dispute that were included in the Notice of Disagreement. Buyer and the Representative will instruct the Firm to, and the Firm will, make a final determination of the items included in the Closing Balance Sheet and the Closing Statement (to the extent such amounts are in dispute) solely in accordance with this Agreement, acting as an expert and not as an arbitrator. Buyer and the Representative will execute a customary engagement letter and will cooperate with the Firm during the term of its engagement. Buyer and the Representative will instruct the Firm not to, and the Firm will not, assign a value to any item in dispute greater than the greatest value for such item assigned by Buyer, on the one hand, or the Representative, on the other hand, or less than the smallest value for such item assigned by Buyer, on the one hand, or the Representative, on the other hand. Buyer and the Representative will also instruct the Firm to, and the Firm will, make its determination based solely on the terms and provisions of this Agreement and on written submissions by Buyer and the Representative that are in accordance with this Agreement (i.e., not on the basis of an independent review). The Closing Balance Sheet, the Closing Statement and the resulting Closing Net Working Capital, Closing Cash, Closing Indebtedness and Transaction Expenses, in each case, as determined by the Firm in accordance with this Section 1.08(c), will be final and binding on the Parties on the date the Firm delivers its final determination in writing to Buyer and the Representative. The date on which the Closing Balance Sheet, the Closing Statement and the resulting Closing Net Working Capital, Closing Cash, Closing Indebtedness and Transaction Expenses are finally determined pursuant to Section 1.08(b), are agreed upon by Buyer and the Representative pursuant to this Section 1.08(c) or are determined by the Firm in accordance with this Section 1.08(c) is referred to as the “Settlement Date.” The fees, costs and expenses of the Firm will be allocated between Buyer, on the one hand, and Representative (on behalf of the Stockholders and Optionholders), on the other hand, in the same proportion that the aggregate amount of the disputed items so submitted to the Firm that is unsuccessfully disputed by such Party (as finally determined by the Firm) bears to the total amount of disputed items submitted. For example, if the Representative submits a Notice of Disagreement for $1,000, and if Buyer contests only $500 of the amount claimed by the Representative, and if the Firm ultimately resolves the dispute by awarding the Representative (on behalf of the Stockholders and Optionholders) $300 of the $500 contested, then the costs and expenses of the Firm will be allocated 60% (i.e., 300/500) to Buyer and 40% (i.e., 200/500) to the Representative (on behalf of the Stockholders and Optionholders).

(d) If the Estimated Merger Consideration exceeds the Final Merger Consideration (such excess, the “Excess Amount”), Buyer and the Representative will deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to pay to Buyer (or its designee), within five (5) Business Days after the Settlement Date by wire transfer of immediately available funds, the Excess Amount from the Adjustment Escrow Funds. In the event that the Excess Amount is less than the Adjustment Escrow Funds (such shortfall, the “Remaining Adjustment Escrow Funds”), Buyer and the Representative will, simultaneously with delivery of the instructions in the immediately foregoing sentence, deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to pay the Remaining Adjustment Escrow Funds from the Adjustment Escrow Account to or as directed by the Representative (or its designee), with all such amounts, subject to Section 10.19(b), to be paid to the Stockholders or Optionholders in accordance with each such holder’s Pro Rata Portion; provided, that the portion of any such amounts payable to Optionholders may, if so directed by the Representative, be remitted to the Surviving Corporation for payment to such Persons through the Surviving Corporation’s payroll procedures after applicable Tax withholding pursuant to Section 1.10 and subject to the Surviving

Corporation’s receipt of the applicable duly executed Option Cancellation Agreement, and the Surviving Corporation shall make such payments as directed by the Representative promptly following receipt thereof. The Adjustment Escrow Funds shall be the sole and exclusive source of recovery for any Excess Amount.

(e) If the Final Merger Consideration exceeds the Estimated Merger Consideration (the “Adjustment Amount”), then (i) Buyer will, within five (5) Business Days after the Settlement Date, make payment of the Adjustment Amount by wire transfer of immediately available funds to or as directed by the Representative (or its designee), and (ii) Buyer and the Representative will deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to make payment of the Adjustment Escrow Funds from the Adjustment Escrow Account, within five (5) Business Days after the Settlement Date, to or as directed by the Representative (or its designee), with all such amounts, subject to Section 10.19(b), to be paid to the Stockholders or Optionholders based on each such holder’s Pro Rata Portion; provided, that the portion of any such amounts payable to Optionholders may, if so directed by the Representative, be remitted to the Surviving Corporation for payment to such Persons through the Surviving Corporation’s payroll procedures after applicable Tax withholding pursuant to Section 1.10 and subject to the Surviving Corporation’s receipt of the applicable duly executed Option Cancellation Agreement, and the Surviving Corporation shall make such payments as directed by the Representative promptly following receipt thereof.

(f) The Parties hereto agree that any payment made pursuant to this Section 1.08 shall be treated for all purposes as an adjustment to the Merger Consideration, unless otherwise required by applicable Law.

1.09 Appraisal Rights. Each share of Common Stock that is issued and outstanding immediately prior to the Effective Time and is held by a Person who, in accordance with Section 262 of the DGCL, (i) has not voted in favor of the Merger or consented thereto in writing or executed an enforceable waiver of appraisal rights (whether before or after the date of this Agreement) and (ii) has properly demanded appraisal of such share of Common Stock, and not effectively withdrawn, lost or failed to perfect their rights to appraisal, will not, at the Effective Time, be converted into the right to receive any portion of the Merger Consideration and instead will be cancelled and retired and shall cease to exist and shall represent only the right to receive payment from the Surviving Corporation with respect thereto as provided by the DGCL, unless and until the holder of any such share has failed to perfect or has effectively withdrawn or lost his, her or its right to appraisal and payment under the DGCL, in which case such share will thereupon be deemed, as of the Effective Time, to have been cancelled and retired and to have ceased to exist and been converted into the right to receive, upon surrender of such Certificate in accordance with ARTICLE I, without interest, in accordance with this Agreement, the Merger Consideration. From and after the Effective Time, no Stockholder who has demanded appraisal rights will be entitled to vote his, her or its shares of Common Stock for any purpose or to receive payment of dividends or other distributions on his, her or its shares (except dividends or other distributions payable to Stockholders of record at a date prior to the Effective Time). Any shares of Common Stock for which appraisal rights have been properly exercised, and not subsequently withdrawn, lost or failed to be perfected, in each case, in accordance with this Section 1.09 and the DGCL, are referred to in this Agreement as “Dissenting Shares.” The Company will give Buyer prompt notice of any demands for appraisal received by the Company, including any Stockholder’s notice of their intent to demand payment pursuant to the DGCL that the Company receives, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company.

1.10 Withholding Rights. Buyer, Merger Sub, the Company or the Paying Agent will be entitled to deduct and withhold from the Merger Consideration (a) such amounts that are required to be deducted and withheld pursuant to any provision of any Tax Law related to or regarding Taxes with respect to the Options, (b) U.S. federal backup withholding Taxes required under Code Section 3406 to the extent a Stockholder does not deliver or cause to be delivered to Buyer or the Paying Agent a properly executed Internal Revenue Service Form W‑9 or Form W‑8, as applicable, (c) U.S. federal withholding Taxes required under Code Section 1445 to the extent the Company does not deliver to Buyer the certificate required under Section 2.02(c), or (d) any other amount required to be withheld under applicable Law. Buyer, Merger Sub, the Company, or the Paying Agent, as applicable, will remit any such withheld amounts to the applicable Tax authority. To the extent that amounts are so withheld and timely remitted in full to the applicable Tax authority by Buyer, Merger Sub, the Company or the Paying Agent, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. In the event that Buyer, Merger Sub, the Company or the Paying Agent determines that withholding from the Merger Consideration is required under applicable Tax Law and permitted under this Agreement (other than withholding with respect to Options), Buyer, Merger Sub, the Company or the Paying Agent will so notify the Representative, on behalf of the recipient of such payment, at least five (5) Business Days prior to the Closing Date or any subsequent date that the applicable payment is to be made to provide such recipient with an opportunity to provide any form or documentation or take such other steps in order to avoid such withholding. If Buyer, Merger Sub, the Company or the Paying Agent withholds any amount from any Stockholder or Optionholder which it was not required to withhold, it will promptly, but in any event within five (5) Business Days after demand therefor, remit to the applicable Stockholder or Optionholder such amount wrongly withheld.

ARTICLE II

CLOSING

2.01 The Closing. In lieu of an in-person meeting, the closing of the Merger and the other Transactions (the “Closing”) will be accomplished remotely by teleconference and electronic exchange of documents (in .pdf or image format) on the second (2nd) Business Day following the satisfaction (or due waiver by the Party entitled to the benefit of such condition) of the closing conditions set forth in ARTICLE VII (other than conditions that by their nature only can be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing). The date the Closing actually occurs is referred to herein as the “Closing Date.”

2.02 Certain Closing Deliveries. Subject to the terms and conditions in this Agreement, the Parties will make the following deliveries at the Closing:

(a) Buyer will deliver each of the payments it is required to deliver under Section 1.06.

(b) Buyer will deliver to each of the Company and the Representative copies certified by a duly authorized officer of Buyer of (i) the resolutions or consents of the boards of directors of each of Buyer and Merger Sub approving this Agreement and the Merger, and (ii) the unanimous written consent of Buyer, as the sole stockholder of Merger Sub, approving this Agreement and the Merger.

(c) The Company will deliver to Buyer and the Representative: (i) a copy of the resolution or consent of the Company’s board of directors approving this Agreement and the Merger certified by a duly authorized officer of the Company and (ii) a certificate in the form required by Treasury Regulations Section 1.897‑2(h) executed by a duly authorized officer of the Company certifying that the Company is not and has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(d) Each of Buyer and the Representative will duly execute and deliver to the other, and to the Escrow Agent, the Escrow Agreement.

(e) Each of Buyer and the Representative will duly execute and deliver to the other, and to the Paying Agent, the Paying Agent Agreement.

(f) The Company will deliver to Buyer evidence of the termination of the arrangements referred to in Section 7.02(k).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Buyer and Merger Sub, except as set forth in the disclosure schedules delivered to Buyer and Merger Sub (the “Disclosure Schedules”), as follows, as of the date of this Agreement and as of the Closing:

3.01 Organization and Power.

(a) The Company is a corporation, and the Company and each of its Subsidiaries is duly organized, validly existing and in good standing under the DGCL or other applicable Laws of its state of formation or organization, and each of the Company and its Subsidiaries has all requisite power and authority to own, operate and/or lease its assets, rights and properties and to carry on its businesses as now conducted. The Company has full corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is or will be a party and to perform its obligations hereunder and thereunder.

(b) Section 3.01(c) of the Disclosure Schedule sets forth each jurisdiction in which the Company and its Subsidiaries are licensed or qualified to do business, and each of the Company and its Subsidiaries is duly qualified or licensed to do business and is in good standing (or its equivalent) in every jurisdiction in which its ownership of property or the conduct of its business as now conducted requires it to qualify, except where the failure to be so qualified would not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole.

(c) Complete and correct copies of the certificate of incorporation, bylaws or equivalent organizational documents of the Company and its Subsidiaries (the “Organizational Documents”), in each case as in effect as of the date of this Agreement, have been made available to Buyer. The Organizational Documents are in full force and effect. Neither the Company nor any of its Subsidiaries is or has ever been in material violation of the provisions of any current or past Organizational Documents.

3.02 Authorization; No Breach.

(a) The board of directors of the Company has duly adopted resolutions pursuant to which the board of directors (i) approved and authorized the execution, delivery and performance of this Agreement and the other Transaction Documents to which it is or will be a party, (ii) approved the consummation of the Transactions, including the Merger, (iii) determined that the execution and delivery of this Agreement, the other Transaction Documents to which it is or will be a party, and the consummation of the Transactions is advisable and in the best interest of the Stockholders, (iv) recommended that the Stockholders of the Company approve this Agreement and the Merger and (v) directed that this Agreement and the Merger be submitted to the Stockholders of the Company for their approval. Such resolutions have not been rescinded or modified and are in full force and effect. No other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery or performance of this Agreement by the Company. This Agreement has been, and each other Transaction Document to which the Company is a party will be, duly executed and delivered by the Company and, assuming this Agreement and each other Transaction Document to which it is a party is a valid and binding obligation of Buyer and/or the other parties thereto, will constitute a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by the application of bankruptcy, insolvency, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights or to general principles of equity.

(b) The Necessary Stockholder Approval, which has been obtained as of the date hereof, is the only vote, consent or approval of the Company’s Stockholders required to approve this Agreement, the Merger and the Transactions.

(c) Except for the HSR Approval and as set forth on Schedule 3.02(c), the execution, delivery and performance by the Company of this Agreement, the other Transaction Documents to which it is or will be a party and the consummation of the Transactions, do not and will not: (i) conflict with or violate the Organizational Documents; (ii) conflict with or violate any Law or Order applicable to the Company or any of its Subsidiaries or by which any property, right or asset of the Company or any of its Subsidiaries is bound; or (iii) result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, result in a loss of benefit under, give rise to a right of payment under, create in any party thereto the right to amend, modify, abandon, accelerate, terminate or cancel any provision of (in each case, whether with notice or lapse of time or both), require any consent under, or result in the creation or imposition of any Lien (other than a Permitted Lien) on any property, right or asset of the Company or any of its Subsidiaries under, any Lease or any Material Contract required to be listed on Schedule 3.11, except, in each case, for any such conflicts, violations, breaches, defaults or other occurrences that are not material to the Company and its Subsidiaries taken as a whole and which would not reasonably be expected to prevent the consummation of the Transactions.

3.03 Governmental Consents. Except as set forth on Schedule 3.03, the Company is not, and none of its Subsidiaries is, required to file, seek or obtain any notice, authorization, approval, Order, Permit or consent of or with any Governmental Body in connection with the execution, delivery and performance by the Company of this Agreement, the other Transaction Documents to which it is or will be a party or the consummation of the Transactions, except (a) any filings required to be made under the HSR Act or any other Antitrust Laws, (b) such filings as may be required by any applicable federal or state securities or “blue sky” Laws, (c) any consents, approvals or filings that may be required solely by reason of Buyer’s or Merger Sub’s participation in the Transactions or any facts or circumstances relating to Buyer, Merger Sub or any of their respective Affiliates or (d) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, is not material to the Company and its Subsidiaries taken as a whole and would not reasonably be expected to prevent the consummation of the Transactions.

3.04 Capitalization.

(a) The Preferred Stock, the Common Stock and the Options are the only authorized and outstanding capital stock or equity interests of the Company. Each Subsidiary of the Company is a direct or indirect wholly owned Subsidiary of Company, and no other Person has any equity interest in any of the Subsidiaries of the Company. Schedule 3.04(a) sets forth a correct and complete list of the record and beneficial owners of the equity interests of the Company and each of its Subsidiaries, in each case, as of the date hereof. All of the outstanding shares of capital stock or other equity interests of the Company and its Subsidiaries have been duly authorized and are validly issued, fully paid and, if applicable, nonassessable and have not been issued in violation of, and are not subject to, any preemptive, conversion, profit participation or subscription rights, rights of first refusal or similar equity‑based rights, and have been issued in compliance with applicable securities Laws or exemptions therefrom. There are no shares of capital stock or other equity interests of the Company owned by any Subsidiary of the Company.

(b) Schedule 3.04(b)(i) sets forth a complete and correct list of each outstanding Option as of the date hereof, including for each Option (i) the number of shares of Common Stock issuable upon exercise of such Option, (ii) the exercise price per share of Common Stock subject to such Option, (iii) the name of the holder of such Option, (iv) the date of grant of such Option, and (v) whether such Option is an incentive stock option as defined in Section 422 of the Code or subject to Section 409A of the Code. Each grant of an Option was duly authorized no later than the date on which the grant of such Option was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the board of directors of the Company (or a duly constituted and authorized committee thereof) and any required stockholder approval, in each case, by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto and is in full force and effect, and each such grant was made in accordance with the terms of the Equity Plan and all other applicable Law. The per share exercise price of each Option was more than or equal to the fair market value of a share of Common Stock on the applicable Grant Date as determined under Section 409A of the Code. The payment of cash in respect of the Options pursuant to Section 1.04(f) will comply with the terms of the Equity Plan, all contracts applicable to such Options and all applicable Law. As of the Effective Time, no former holder of an Option will have any rights with respect to any Option other than the rights contemplated by Section 1.04(f). True, correct and complete copies of the Equity Plan, the standard agreements under the

Equity Plan and each agreement for stock options or stock under the Equity Plan that does not conform to the standard agreement under the Equity Plan have been made available to Buyer, and such Equity Plan and such agreements have not been amended, modified or supplemented since being made available to Buyer, and there are no agreements, understandings or commitments to amend, modify or supplement the Equity Plan or such agreements in any case from those made available to Buyer. No Option is subject to any right of rescission, right of first refusal or preemptive right, and all Options have been issued under the Equity Plan in compliance with Law and all requirements set forth in applicable contracts. All Options and shares of Common Stock issued upon exercise thereof have been issued and granted in accordance with the terms of the Equity Plan in compliance with Law and all requirements set forth in the applicable contracts. The treatment of Options under this Agreement is permitted under the Equity Plan, applicable Laws, and the underlying individual agreements for such equity awards. Except as set forth on Schedule 3.04(b)(i), there are no outstanding options, warrants, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock‑based performance units, other equity‑based compensation awards, rights to subscribe to, rights in respect of exchange or conversion for, redemption or purchase rights, calls or commitments made by the Company or any of its Subsidiaries relating to the issuance, purchase, sale or repurchase of any shares of capital stock, limited liability company interests or other equity interests issued by the Company or any of its Subsidiaries containing any equity features, or contracts, commitments, understandings or arrangements, by which the Company or any of its Subsidiaries is bound to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests, or options, warrants, rights to subscribe to, purchase rights, conversion or exchange rights, calls or commitments made by the Company or any of its Subsidiaries relating to any shares of capital stock or other equity interests of the Company or any of its Subsidiaries. Except as set forth on Schedule 3.04(b)(ii), the Company or one or more of its Subsidiaries own all of the outstanding shares or other equity interests of its Subsidiaries free and clear of all Liens other than Permitted Liens.

(c) Except as set forth on Schedule 3.04(c), there are no (i) proxies, voting trusts or other agreements to which the Company or any of its Subsidiaries is a party with respect to the voting of any capital stock or equity interests of the Company or any such Subsidiary or (ii) obligations or commitments restricting the transfer of, or requiring the registration or sale of, any shares of capital stock or other equity interests of the Company or any such Subsidiary. Neither the Company nor any of its Subsidiaries has any outstanding bonds, debentures or other obligations or securities the holders of which have the right to vote (or are convertible or exchangeable for securities having the right to vote) with the Stockholders of the Company or any such Subsidiary.

3.05 Subsidiaries. Except as set forth on Schedule 3.04(a), neither the Company nor any of its Subsidiaries, (i) owns, directly or indirectly, beneficially or of record, or holds the right to acquire any stock, partnership interest or joint venture interest or other equity ownership interest in any other corporation, organization or entity or (ii) is under any obligation to make any loan, capital contribution or other investment in any corporation, organization or entity other than a direct or indirect wholly owned Subsidiary of the Company.

3.06 Financial Statements; No Undisclosed Liabilities.

(a) Financial Statements. Attached to Schedule 3.06(a) are complete and correct copies of: (i) the unaudited consolidated balance sheet as of August 31, 2021 (the “Latest Balance Sheet”) and the related statements of operations, income and cash flows for the eight month period then ended of the Company and its Subsidiaries (the “Company Unaudited Financial Statements”), and (ii) the audited consolidated balance sheet as of December 31, 2018, December 31, 2019 and December 31, 2020, and the related statements of operations, income, changes in stockholders’ equity and cash flows for the twelve month periods then ended, of the Company and its Subsidiaries (the “Audited Financial Statements” and collectively with the Company Unaudited Financial Statements, the “Financial Statements”). Except as set forth on Schedule 3.06(a), the Financial Statements present fairly in all material respects, in accordance with GAAP consistently applied, the consolidated financial condition and the results of operations of the business of the Company and its Subsidiaries, as applicable, as of the dates and for the periods referred to therein subject, in the case of the Company Unaudited Financial Statements, to (y) the absence of footnote disclosures and other presentation items and (z) changes resulting from normal year‑end adjustments (which are not expected to be material in nature or amount).

(b) The Company makes and keeps books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of its assets in all material respects. Neither the Company nor, to the Company’s Knowledge, any of the Company’s independent auditors, has identified or been made aware of (i) any significant deficiency or material weakness in the internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company’s management or any other current or former employee, consultant, contractor or director of the Company who has a role in the preparation of financial statements or the internal accounting controls utilized by the Company, or (iii) any claim or allegation regarding any of the foregoing.

(c) No Undisclosed Liabilities. Except as set forth on Schedule 3.06(c), the Company and its Subsidiaries do not have any Liabilities of any kind, except (i) Liabilities accrued on or reserved against in the Latest Balance Sheet or disclosed in the notes thereto or in the notes to the other Financial Statements, (ii) Liabilities that have arisen since the date of the Latest Balance Sheet (the “Balance Sheet Date”) in the ordinary course of business, (iii) Liabilities arising in connection with the Transactions, (iv) Liabilities to be included in the computation of Closing Indebtedness or Transaction Expenses, (v) Liabilities to be included in the computation of Closing Net Working Capital, (vi) Liabilities disclosed on another section of the Disclosure Schedules, and (vii) other Liabilities which would not, individually or in the aggregate, be material to the Company and its Subsidiaries taken as a whole. This representation will not be deemed breached as a result of a change in applicable Law, the Code or GAAP after the Closing. As used herein, “Liability” means any debt, loss, damage, liability or obligation (whether direct or indirect, known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, secured or unsecured, joint or several, vested or unvested, executory or due or to become due, and whether in contract, tort, strict liability or otherwise), including all costs and expenses relating thereto.

3.07 Absence of Certain Developments. Except as set forth on Schedule 3.07, from the Balance Sheet Date until the date of this Agreement (i) the Company and its Subsidiaries have conducted their businesses, in all material respects, in the ordinary course of business, (ii) there has not occurred any event, occurrence or development that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and (iii) the Company has not suffered any damage, destruction or loss of any material property or material asset, whether or not covered by insurance, except ordinary wear and tear in the ordinary course of business. Without limiting the generality of the foregoing, except (x) as set forth on Schedule 3.07 or (y) as expressly contemplated by this Agreement, since the Balance Sheet Date until the date of this Agreement, neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date hereof, would require Buyer’s consent under Section 5.01 (excluding, however, subsection (b)(xiii) and (b)(xiv) therein).

3.08 Litigation; No Orders. Except as set forth on Schedule 3.08, there are, and since the Lookback Date, there have been, no Proceedings pending against or by the Company or any of its Subsidiaries, at law or in equity, before or by any Governmental Body (nor does the Company currently intend to initiate any Proceedings), and, to the Company’s knowledge, no such Proceedings are threatened against the Company or any of its Subsidiaries, other than any Proceeding that, if adversely determined, would not be material to the Company and its Subsidiaries taken as a whole. The Company and its Subsidiaries are not a party to or subject to, or in default under, any outstanding Order. No former direct or indirect Stockholder has made any claim or rights against the Company that remains unresolved or to which the Company has or may have any Liability and to the knowledge of the Company, no such claim is threatened.

3.09 Permits; Compliance with Laws. Except as set forth on Schedule 3.09:

(a) Each of the Company and its Subsidiaries holds and is in compliance in all material respects with all permits, licenses, approvals, consents, accreditations, waivers, exemptions and authorizations of any Governmental Body that are material to the Company and its Subsidiaries taken as a whole and required in connection with the conduct of their business operations and to own its properties and assets under applicable Laws (the “Permits”). All of the Permits are valid and in full force and effect and, to the knowledge of the Company, none of the Permits is reasonably expected to be terminated as a result of, or in connection with, the consummation of the Transactions. No Proceeding is pending or, to the knowledge of the Company, threatened, to suspend, revoke, withdraw, modify or limit any Permit in a manner that has had or would reasonably be expected to have a material impact on the ability of the Company to use such Permit.

(b) The Company and its Subsidiaries are, and have been since the Lookback Date, in compliance, in all material respects, with all applicable Laws, Orders and Government Contracts. Since the Lookback Date (i) neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Body of any Proceeding against it alleging any failure to comply in any material respect with any such Laws and Orders, or alleging any breach or violation of any certification, representation, clause, provision or requirement of any Government Contract; (ii) no investigation by any Governmental Body with respect to the Company or any of its Subsidiaries (including with respect to any Government Contract) is pending or threatened; (iii) neither the Company nor any of its Subsidiaries has received any written notice of any such Proceeding; and (iv) neither the Company nor any Subsidiary has made any voluntary or mandatory disclosures to any Governmental Body with respect to any material irregularity, misstatement, significant overpayment or violation of applicable Law arising under or relating to any Government Contract, nor, to the Company’s knowledge, has any violation occurred for which the Company or its Subsidiaries are required under applicable law to make any such disclosure to a Governmental Body; except, in each case, (with respect to (i), (ii) and (iii)), for any such Proceeding that, if adversely determined, would not be material to the Company and its Subsidiaries taken as a whole.

3.10 Taxes(a) . Except as set forth on Schedule 3.10(a), (i) the Company and its Subsidiaries have timely filed (taking into account applicable extensions of time to file) all Tax Returns that are or were required to be filed by any of them, all such Tax Returns were true, correct and complete in all material respects, and the Company and its Subsidiaries have timely paid (taking into account applicable extensions of time to pay) all Taxes required to be paid by any of them (whether or not shown as due and owing thereon); (ii) no deficiency or proposed adjustment which has not been paid, settled or resolved for any amount of Tax has been asserted or assessed in writing by any Taxing authority of any Governmental Body against the Company or any of its Subsidiaries; (iii) neither the Company nor any of its Subsidiaries has consented in writing to extend the time in which any Tax may be assessed or collected by any Taxing authority of any Governmental Body, which extension is still in effect; (iv) there are no ongoing or pending Tax audits or examinations by any Taxing authority of any Governmental Body against the Company or any of its Subsidiaries, and no such Tax audit or examination has been threatened in writing; (v) all past Tax audits or examinations have been completed and fully resolved to the satisfaction of the applicable Taxing authority conducting such Tax audit or examination; (vi) neither the Company nor any of its Subsidiaries is a party to or bound by any Tax allocation or sharing agreement (other than agreements entered into in the ordinary course of business, the primary focus of which is not Tax); (vii) neither the Company nor any of its Subsidiaries (A) has been a member of an affiliated, combined, consolidated, unitary or other group filing any Tax Return on a group basis, other than a group the common parent of which was the Company or (B) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Section 1.1502‑6 of the Treasury Regulations or any corresponding or similar provision of applicable Law; (viii) neither the Company nor any of its Subsidiaries has participated in any “listed transaction” as defined in Section 6707A of the Code; (ix) no written claim has been made by any Tax Authority in a jurisdiction in which the Company or any of its Subsidiaries does not file Tax Returns that the Company or such Subsidiary, as applicable, is or may be subject to Tax by that jurisdiction; (x) no Tax liens are currently in effect against any of the assets of the Company or its Subsidiaries, except for Permitted Liens; and (xi) neither the Company nor any of its Subsidiaries is or has been the beneficiary of any Tax exemption, Tax holiday, Tax incentive, or other preferential Tax treatment.

(b) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of: (i) any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of applicable Law) executed on or prior to the Closing Date; (ii) any intercompany transaction entered into prior to the Closing Date; (iii) any installment sale or open transaction made on or prior to the Closing Date; (iv) any change in method of accounting made on or prior to the Closing Date; (v) any election under Section 965 of the Code made prior to the Closing Date; or (vi) any material prepaid amount received on or prior to the Closing Date.

(c) Except as set forth on Schedule 3.10(c), neither the Company nor any of its Subsidiaries has (i) claimed the “employee retention credit” within the meaning of Section 2301 of the CARES Act or any other Tax credit applicable to employment Taxes under any provision of the COVID-19 Tax Acts (or any corresponding or similar provision of applicable Law; or (ii) deferred payment of the employer or employee portion of any Tax pursuant to any provision of the COVID-19 Tax Acts (or any corresponding or similar provision of applicable Law).

(d) Except as set forth on Schedule 3.10(d), the Company and each of its Subsidiaries have withheld and timely paid over to the proper Tax Authority (or are properly holding for such timely payment) all material amounts required to be so withheld and paid over under all applicable Laws and have complied with all information reporting requirements in respect of such payments, including maintenance of required records with respect thereto.

(e) Neither the Company nor any of its Subsidiaries (i) has ever had a permanent establishment (within the meaning of any applicable Tax treaty), or otherwise had an office or a fixed place of business, in a country other than the country of organization of the Company or such Subsidiary, as applicable, or (ii) has ever engaged in a trade or business in any country other than the country of organization of the Company or such Subsidiary, as applicable, that subjected it to Tax in such country.

(c) All related party transactions involving the Company and any of its Subsidiaries have been conducted at arm’s length in compliance with Section 482 of the Code and the Treasury Regulations promulgated thereunder (and any similar provision of state, local, or non-U.S. Tax Law) and the Company and its Subsidiaries have maintained all necessary documentation in connection with such transactions in accordance with Section 482 of the Code (and any similar provision of state, local, or non-U.S. Tax Law).

3.11 Material Contracts.

(a) Except as set forth on Schedule 3.11, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to any of the following agreements or contracts (excluding any Plan disclosed in Schedule 3.15):

(i) collective bargaining agreements or other contracts with any labor union, works council or other labor organization (each, a “CBA”);

(ii) stockholder agreements, investors’ rights agreements, voting agreements, voting trusts, right of first refusal and co-sale agreements, or registration rights agreements;

(iii) agreements under which the Company or one of its Subsidiaries has borrowed any money or issued any note, indenture or other evidence of indebtedness or guaranteed liabilities of others (other than intercompany indebtedness for borrowed money solely among the Company and its Subsidiaries, guarantees of indebtedness for borrowed money of the Company or any of its Subsidiaries, endorsements for the purpose of collection or purchases of equipment or materials made under conditional sales agreements, in each case in the ordinary course of business), in each case, having an outstanding principal amount in excess of $500,000;

(iv) contracts for the purchase or sale of goods or services by or (solely with respect to subclause from any of the Company or its Subsidiaries under which the Company or any of its Subsidiaries expects to receive or pay in excess of $250,000 during the current calendar year;

(v) each Government Contract awarded to the Company with a period of performance that has not yet expired and for which it is estimated will generate total revenues in excess of $100,000 in any one (1) year period (each, a “Material Government Contract”);

(vi) except as set forth on Schedule 3.11(vii), contracts relating to any single or series of related capital expenditures by the Company pursuant to which any member of the Company Group has future financial obligations in excess of $250,000;

(vii) contracts under which the Company has made advances or loans to any other Person, except for advances of business expenses of up to $10,000 in the ordinary course of business;

(viii) contracts that restrict, limit or otherwise prohibit the Company from making dividends or distributions to its equityholders;

(ix) contracts granting any Person a material Lien on all or any part of the material assets of the Company or its Subsidiaries, other than Liens which will be released in full at or prior to the Closing and Permitted Liens;

(x) license of any material Intellectual Property (whether granted by or to the Company or any of its Subsidiaries), which license involves payments (by or to the Company or any of its Subsidiaries) in excess of $500,000 per annum and is not terminable by the Company or such Subsidiary upon notice of sixty (60) days or less for a cost of $500,000 or less (other than licenses of commercially available, off‑the‑shelf software and licenses entered into in the ordinary course of business);

(xi) leases or other agreements under which it is lessee of, or holds or operates any personal property owned by any other party, for which the annual rental exceeds $500,000 that is not terminable by the Company or such Subsidiary upon notice of sixty (60) days or less for a cost of $500,000 or less;

(xii) leases or other agreements under which it is lessor of or permits any third party to hold or operate any property, real or personal, for which the annual rental exceeds $500,000 that is not terminable by the Company or such Subsidiary upon notice of sixty (60) days or less for a cost of $500,000 or less;

(xiii) agreement with any director, officer, employee or Contingent Worker that (A) involves aggregate annual compensation in excess of $150,000 for such Person; (B) involves any severance, change of control, retention or similar type of payment; or (C) is not terminable by the Company upon less than thirty-one 31 days’ notice;

(xiv) agreement (excluding any purchase orders and change orders) with a Key Supplier or a Key Customer;

(xv) agreements that purport to (A) limit, curtail or restrict in any material respect the ability of the Company or any of its Subsidiaries from freely engaging or competing in any geographical area, market or line of business anywhere in the world, (B) materially restrict the Persons to whom the Company, its Subsidiaries or any of its existing or future Affiliates, including Buyer, may sell products or deliver services, (C) materially restrict the Persons the Company, its Subsidiaries or Affiliates, including Buyer, may hire or solicit for hire, or (D) otherwise materially restrict the Company, its Subsidiaries or Affiliates, including Buyer, from engaging in any aspect of its business;

(xvi) agreements that grant to any Person other than Company, its Subsidiaries or any of its existing or future Affiliates any (A) exclusive license, supply, distribution or other rights, (B) “most favored nation” rights, (C) rights of first refusal, rights of first negotiation or similar rights or (D) exclusive rights to purchase any of the Company’s or its Subsidiaries’ products or services;

(xvii) distributor, reseller, sales representative, marketing or advertising contracts;

(xviii) agreements relating to any acquisition or disposition by the Company or any of its Subsidiaries of any assets, rights or properties of the Company or any of its Subsidiaries or any merger, consolidation or similar business combination transaction pursuant to which the Company or any of its Subsidiaries has (A) any unfulfilled obligation to pay any purchase price thereunder in excess of $500,000 or (B) any deferred purchase price, “earn‑out”, purchase price adjustment or similar contingent purchase price payment obligation;

(xix) agreements that involves any take‑or‑pay or requirements arrangement other than in the ordinary course of business;

(xx) agreements relating to any joint venture, partner or similar agreement, including any agreement involving a sharing of the profits, losses, costs or liability of the Company or its Subsidiaries with any other Person;

(xxi) agreements involving any resolution or settlement of any actual or threatened Proceeding involving the Company or its Subsidiaries with outstanding payment obligations of the Company or its Subsidiaries in excess of $100,000 or any material ongoing requirements or restrictions on the Company or its Subsidiaries;

(xxii) agreements that provide for any material price reductions, or any credit note or credit memorandum outside of the ordinary course of business; or

(xxiii) agreement in writing to enter into any of the foregoing.

(b) Each of the agreements listed or required to be listed on Schedule 3.11 (the “Material Contracts”) and each of the Leases is in full force and effect and is a valid, binding and enforceable obligation of the Company and its Subsidiaries, and, to the knowledge of the Company, each of the other parties thereto. Neither the Company nor any of its Subsidiaries, as applicable, is in material default (with or without notice or lapse of time or both), or is alleged in writing by the counterparty thereto to have breached or to be in material default, under any Lease or any Material Contract, and, to the knowledge of the Company, the other party to each Lease or each Material Contract is not in material default (with or without notice or lapse of time) thereunder. The Company has made available to Buyer complete and correct copies of all Material Contracts and all Leases, together with all modifications, amendments and supplements thereto. None of the Material Contracts or any of the Leases has been cancelled or otherwise terminated (except for expirations pursuant to the terms thereof and terminations requested by the Company), and neither the Company nor its Subsidiaries has received any written notice from any Person regarding any such cancellation or termination.

3.12 Real Property.

(a) Schedule 3.12(a) contains a complete and correct list (including the date and name of the parties to such Lease document) of all real property leased, subleased or licensed by the Company and its Subsidiaries or with respect to which the Company and its Subsidiaries have the right to use, occupy or access pursuant to real property agreements, including easements, rights of way, railway agreements or other similar real property agreements (the “Leased Real Property”), and the agreements pursuant to which such Leased Real Property is leased, subleased or licensed (the “Leases”). The Company has delivered to Buyer a true and complete copy of each such Lease, and in the case of any oral Lease, a written summary of the material terms of such Lease. Except as set forth on Schedule 3.12(a), (i) neither the Company nor its Subsidiaries has leased, subleased, licensed or otherwise granted to any Person the right to use or occupy such Leased Real Property or any portion thereof; (ii) neither the Company nor its Subsidiaries is a party to any agreement, right of first offer, right of first refusal or option with respect to the purchase or sale of any real property or interest therein; (iii) such Lease is legal, valid, binding, enforceable and in full force and effect; (iv) the Company’s possession and quiet enjoyment of the Leased Real Property under such Lease has not been disturbed and there are no disputes with respect to such Lease; (v) neither the Company nor to the knowledge of the Company any other party to such Lease is in breach or default under such Lease, and, to the knowledge of the Company, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease; (vi) no counterparty has delivered written or, to the knowledge of the Company, oral notice to the Company that it intends to terminate such Lease, and to the knowledge of the Company, no such termination has been threatened; and (vii) the Company has not collaterally assigned or granted any other security interest in such Lease or any interest therein.

(b) The Company and its Subsidiaries do not own any real property.

3.13 Intellectual Property and Privacy/Data Security.

(a) Schedule 3.13(a) sets forth a true, correct and complete list of all (i) Registered Company Intellectual Property Rights and (ii) material unregistered Marks used to identify any current Company Offering or otherwise used in their business that are owned or purported to be owned by, or exclusively licensed to, the Company or any of its Subsidiaries. For each item of Registered Company Intellectual Property Rights, Schedule 3.13(a) lists (A) the record owner of such item, and, if different, the legal owner and beneficial owner of such item, (B) the jurisdiction in which such item is issued, registered or pending, (C) the issuance, registration or application date and number of such item, and (D) for each Domain Name registration, the applicable Domain

Name registrar, the name of the registrant. All necessary fees and filings with respect to any Registered Company Intellectual Property Rights have been timely submitted to the relevant Governmental Bodies and Domain Name registrars to maintain such Registered Company Intellectual Property Rights in full force and effect. There are no renewals, annuities, payments, fees, responses to office actions or other filings required to be made and having a due date with respect to any Registered Company Intellectual Property Rights within ninety (90) days after the date of this Agreement. No issuance or registration obtained and no application filed by the Company or any of its Subsidiaries for any Registered Company Intellectual Property Rights has been cancelled, abandoned, allowed to lapse or not renewed, except where the Company or its Subsidiaries has, in its reasonable business judgment, decided to cancel, abandon, allow to lapse or not renew such issuance, registration or application. Neither the Company nor any of its Subsidiaries has claimed any status in the application for or registration of any Registered Company Intellectual Property Rights, including “small business status,” that was not be applicable to the Company at the time of such claim. The Registered Company Intellectual Property Rights are, and, as of and immediately following the Effective Time, will be valid, subsisting and enforceable, and there are no facts or circumstances that, to the knowledge of the Company, would render any Registered Company Intellectual Property Rights invalid or unenforceable. None of the Registered Company Intellectual Property Rights have been or are subject to any interference, derivation, reexamination (including ex parte reexamination, inter partes reexamination, inter partes review, post grant review or Covered Business Method (CBM) review), cancellation, or opposition proceeding.

(b) The Company (including its Subsidiaries) is the sole and exclusive owner of all right, title and interest in and to (i) all Registered Company Intellectual Property Rights and (ii) all other Company Intellectual Property Rights and Company Technology owned or purported to be owned by, or subject to an obligation to be assigned to, the Company (clauses (i) and (ii) collectively, the “Owned Company IP”), free and clear of all Liens (other than Permitted Liens). The Company has the sole and exclusive right to bring a claim or suit against a third party for infringement or misappropriation of Owned Company IP. Neither the Company nor any of its Subsidiaries has (i) transferred to any Person ownership of, or granted any exclusive license with respect to, any Intellectual Property Rights that are or would have been, but for such transfer or grant, Company Intellectual Property Rights or (ii) permitted the rights of the Company or any of its Subsidiaries in any Intellectual Property Rights that are or were, at the time, material Company Intellectual Property Rights to lapse or enter into the public domain. No Company Intellectual Property Rights or Company Technology are subject to any claim, proceeding or outstanding decree, order, judgment, stipulation or contract restricting in any material manner, the use, transfer, or, (except for non-exclusive licenses granted pursuant to Intellectual Property Licenses listed in Schedule 3.13(b)(iii) and Standard EULAs in each case that would restrict the Company or any of its Subsidiaries’ ability to grant exclusive licenses) licensing thereof by the Company or any of its Subsidiaries, or which may affect the validity, use or enforceability of such Company Intellectual Property Rights or Company Technology and there is no reasonable basis therefor. All Company Intellectual Property Rights and Company Technology that are not Owned Company IP (“Licensed IP”) are validly licensed to the Company or any of its Subsidiaries pursuant to (A) Intellectual Property Licenses contained in the contracts listed on Schedule 3.13(b)(A), (B) Open Source Software licenses listed in Schedule 3.13(b)(B), or (C) Non-Negotiated Vendor contracts that have been made available to Buyer. The Company and its Subsidiaries have (and will continue to have immediately following the Closing) valid and continuing rights (under such contracts) to use, sell, license and otherwise exploit, as the case may be, all Licensed IP as the same are currently used, sold, licensed and otherwise exploited by the Company and its Subsidiaries.

(c) Neither the conduct of the business of the Company and its Subsidiaries as it is currently conducted by the Company and its Subsidiaries, nor any Company Offering (including the design, development, use, practice, offering, licensing, provision, import, branding, advertising, promotion, marketing, sale, distribution, making available, or other exploitation of any Company Offering) (i) has been or is infringing, misappropriating (or resulting from the misappropriation of), diluting, using or disclosing without authorization, or otherwise violating (and, when conducted following the Closing in substantially the same manner, will not infringe, misappropriate, dilute, use or disclose without authorization, or otherwise violate) any Intellectual Property Rights of any third Person, (ii) has been or is contributing to or inducing (and, when conducted following the Closing in substantially the same manner, will not contribute to or induce) any infringement, misappropriation, or other violation of any Intellectual Property Rights of any third Person, or (iii) has been or is constituting (and, when conducted following the Closing in substantially the same manner, will not constitute) unfair competition or trade practices under the Laws of any relevant jurisdiction. Neither the Company nor any of its Subsidiaries has received any written or electronic notice from any Person (i) alleging any infringement, misappropriation, misuse, dilution, violation, or unauthorized use or disclosure of any Intellectual Property Rights or Technology or unfair competition, (ii) inviting the Company or any of its Subsidiaries to take a license under any Intellectual Property Rights or consider the applicability of any Intellectual Property Rights to any Company Offerings or the conduct of the business of the Company and its Subsidiaries or (iii) challenging the ownership, use, validity or enforceability of any Company Intellectual Property Rights or Company Technology. To the knowledge of the Company, there is no basis for any Person to make any such allegation, invitation, or challenge. The Company has no reason to believe that any such claim is or may be forthcoming. Neither the Company nor any of its Subsidiaries is in violation or breach of the terms of any Intellectual Property License.

(d) To the knowledge of the Company, no Person is infringing, misappropriating, misusing, diluting or violating any Owned Company IP or any Company Technology owned by or exclusively licensed to the Company or any of its Subsidiaries, or Company Offering. Neither the Company nor any of its Subsidiaries has made any written or unwritten claim against any Person alleging any infringement, misappropriation, misuse, dilution or violation of any Owned Company IP or any Company Technology owned or purported to be owned by or exclusively licensed to the Company or any of its Subsidiaries, or Company Offering and there is no reasonable basis therefor.

(e) All Owned Company IP is fully and freely transferable and assignable and may be transferred and assigned to Buyer without restriction and without payment of any kind to any third Person. Except for office actions issued in the ordinary course of prosecution by the United States Patent and Trademark Office or analogous foreign Governmental Body, there are and have been no pending or threatened actions, suits or claims by any third party contesting the ownership, use, scope, validity or enforceability of any of the Owned Company IP.

(f) The Owned Company IP and the Licensed IP constitute all of the Intellectual Property Rights and Technology that are used in or are necessary, and are sufficient, to enable the Company and its Subsidiaries to conduct the business of the Company as it currently is conducted, including the design, development, manufacture, use, marketing, import for resale, distribution, licensing out and sale of each Company Offering. The Company Intellectual Property Rights owned by or exclusively licensed to the Company and its Subsidiaries are valid and enforceable.

(g) Copies of the Company and its Subsidiaries’ standard form(s) of non-disclosure agreement, the Standard EULA, and any other of the Company’s and its Subsidiaries’ standard form(s), including attachments, of non-exclusive licenses of, or agreements to provide on a non-exclusive basis, Company Offerings to customers (collectively, the “Standard Form Agreements”) have been made available to Buyer. Schedule 3.13(g) sets forth a true and correct list of all Intellectual Property Licenses granted expressly under Patents (i) from another Person to the Company or any of its Subsidiaries other than Non-Negotiated Vendor Contracts, and (ii) from the Company or any of its Subsidiaries to another Person, other than Standard Form Agreements.

(h) Neither the Company nor any of its Subsidiaries is restricted or limited from engaging in any line of business or from developing, using, making, selling, offering for sale any product, service or Technology or from hiring or soliciting potential employees or independent contractors. Neither this Agreement nor the transactions contemplated by this Agreement will result in: (i) Buyer, the Surviving Corporation or any of their respective Affiliates granting to any third Person any right to or with respect to any Intellectual Property Rights owned by, or licensed to any of them (other than rights granted by the Company and its Subsidiaries on or prior to the Closing Date under Intellectual Property Rights held by the Company or any of its Subsidiaries as of the Closing Date) or being required to provide any source code for any Company Offering to any third Person, (ii) Buyer, the Surviving Corporation or any of their respective Affiliates being bound by, or subject to, any non-compete or other restriction on its freedom to engage in, participate in, operate or compete in any line of business, or (iii) Buyer, the Surviving Corporation or any of their respective Affiliates being obligated to pay any royalties or other license fees with respect to Intellectual Property Rights of any third Person in excess of those payable by the Company or any of its Subsidiaries in the absence of this Agreement or the transactions contemplated hereby.

(i) The Company and its Subsidiaries have taken commercially reasonable measures to protect all Proprietary Information of the Company and its Subsidiaries and all Proprietary Information of any third Person in the Company or any of its Subsidiaries’ possession or control, or to which the Company or any of its Subsidiaries has access, with respect to which the Company or any of its Subsidiaries has a confidentiality obligation. No such Proprietary Information has been authorized to be disclosed or has been actually disclosed to any Person other than pursuant to a written confidentiality contract restricting the disclosure and use of such Proprietary Information. Each current and former employee, director, and independent contractor of the Company or any of its Subsidiaries that has been involved in the authorship, invention, creation, conception or other development of any Company Technology (1) is required to acknowledge and agree to certain terms related to the protection and ownership of Intellectual Property Rights and (2) has either (a) expressly assigned to the Company or its Subsidiaries their rights and interests therein pursuant to a form of agreement made available to Buyer prior to the date of this Agreement or (b) such rights have vested with the Company immediately upon creation by operation of law. No current or former employee, independent contractor or director of the Company or any of its Subsidiaries has (i) excluded any Technology (or any Intellectual Property Rights in or to any Technology) authored, invented, created, conceived, or otherwise developed prior to his or her or its employment or engagement with the Company or any of its Subsidiaries from his or her or its assignment of inventions, (ii) failed to affirmatively indicate that no Technology authored, invented, created, conceived, or otherwise developed by him or her or it prior to his or her or its employment or engagement with the Company or any of its Subsidiaries exists, (iii) alleged, to the Company or any of its Subsidiaries or, to the knowledge of the Company, any third Person, ownership or other exclusive rights by such employee, independent contractor or director, in any Technology authored, invented, created, conceived or otherwise developed by such employee, independent contractor or director in the scope of his, her or its employment or engagement with the Company or any of its Subsidiaries, or (iv) failed to effectively waive all moral rights held by such employee, independent contractor or director, in any Technology authored, invented, created, conceived or otherwise developed by such employee, independent contractor or director, in the scope of his, her or its employment or engagement with the Company or any of its Subsidiaries in favor of the Company.

(j) Schedule 3.13(j) sets forth a true and correct list of all third party Software (other than Open Source Software listed in Schedule 3.13(b)(B)) that is (i) incorporated or embedded in or linked or bundled with any Company Software or (ii) except for Software licensed under Non-Negotiated Vendor contracts, otherwise used by the Company or any of its Subsidiaries in the business of the Company and its Subsidiaries (and, for each item required to be listed in sub-schedules (i) or (ii), the name of the licensor or owner of the Software and the contract under which Software is licensed). None of the source code or related materials for any Company Software has been licensed or provided to, or used or accessed by, any Person other than employees, directors and independent contractors of the Company and its Subsidiaries who have entered into written confidentiality obligations with the Company with respect to such source code or related materials. Neither the Company nor any of its Subsidiaries is a party to any source code escrow contract or any other contract (or a party to any contract obligating the Company or any of its Subsidiaries to enter into a source code escrow contract or other contract) requiring the deposit of any source code or related materials for any Company Software, or that will otherwise result in will result in, or entitle any Person to demand, the disclosure, delivery or license of any source code for any Company Offering to any Person. Neither this Agreement nor the transactions contemplated by this Agreement will result in, or entitle any Person to demand, the disclosure, delivery or license of any source code for any Company Software to any Person.

(k) The Company and its Subsidiaries are in compliance in all material respects with all license terms applicable to each item of Open Source Software, including all notice, attribution and code delivery requirements.

(l) No Open Source Software is or has been included, incorporated or embedded in, linked to, combined or distributed or made available with or used in the delivery or provision of any Company Software or any Company Offering, in each case, in a manner that (i) violates any Intellectual Property License applicable to such Open Source Software, (ii) subjects any Company Software to any Copyleft License or that requires or purports to require the licensing of any Company Intellectual Property Rights, or any portion of any Company Offering other than such unmodified Open Source Software, for the purpose of making derivative works, (iii) requires or purports to require the disclosure or distribution in source code form of any Company Intellectual Property Rights, including any portion of any Company Offering other than such unmodified Open Source Software, (iv) imposes any restriction on the consideration to be charged for the distribution of any Company Intellectual Property Rights, (v) creates obligations for the Company or any of its Subsidiaries with respect to Company Intellectual Property Rights or grants to any third Person, any rights or immunities under Company Intellectual Property Rights, or (vi) imposes any other limitation, restriction or condition on the right of the Company or any of its Subsidiaries to use or distribute any Company Intellectual Property Rights.

(m) The Company Software and Company Offerings are free from any material defect or bug, or programming, design or documentation error. To the knowledge of the Company, none of the Company Software or Company Offerings constitutes or contains any Contaminants. Except in accordance with the applicable privacy policies of the Company and its Subsidiaries and Laws, none of the Company Software or the Company Offerings (i) sends information of a user to another Person without the user’s consent, (ii) records a user’s actions without such user’s knowledge or (iii) employs a user’s Internet connection without such user’s knowledge to gather or transmit information regarding such user or such user’s behavior. There are no bugs, errors or defects in Company Offerings or Company Intellectual Property which do, or may reasonably be expected to, adversely and materially affect the value, functionality or fitness of the intended purpose of such Company Offering or Company Intellectual Property Rights or that would reasonably be expected to adversely affect the Company or any of its Subsidiaries’ ability to perform any of its contractual obligations; nor has there been, and there are no claims asserted against the Company or any of its Subsidiaries or any of its customers or distributors related to Company Offerings or Company Intellectual Property Rights; and neither the Company nor any of its Subsidiaries has been and or is required to recall any Company Offerings.

(n) No Company Offering has been subject to any product liability claims, lawsuits, recalls and/or product withdrawals, and, to the knowledge of the Company, no basis for such liability exists. There are no outstanding, and to the knowledge of the Company, threatened, claims against the Company relating to any work performed by the Company, and there are no material, either individually or in the aggregate, product liability, customer fraud, indemnity, warranty or other claims against the Company alleging that any Company Offering is defective or fails to meet any product or services warranties and there is no reasonable basis therefor. To the knowledge of the Company, there are (i) no inherent design defects or systemic or chronic problems in any Company Offering and (ii) no liabilities for warranty or other claims or returns with respect to any Company Offering relating to any such defects or problems that are material, either individually or in the aggregate, to the Company. Each Company Offering performs in all material respects in accordance with its documented specifications and as the Company has warranted or represented to its customers. The Company has made available to Buyer correct and complete copies of standard written warranty or warranties for sales for any and all of the Company Offerings. Each service rendered by the Company has been in material conformity with all applicable contractual commitments and all express warranties, and the Company does not have any material liability for replacement or repair thereof or other damages in connection therewith.

(o) No government funding and no facilities of any university, college, other educational institution or research center were used in the development of any Owned Company IP or otherwise made available to the Company or any of its Subsidiaries for any other purpose, and (ii) no Governmental Body or any university, college, other educational institution or research center owns, purports to own, has any other rights in or to (including through any Intellectual Property License), or has any option to obtain any rights in or to, any Owned Company IP. No employee of the Company or any of its Subsidiaries who has been involved in the creation or development of any Technology or Intellectual Property Rights for the Company or any of its Subsidiaries, or have had access to such Technology or Intellectual Property Rights, has performed services for the government, university, college, or other educational institution or research center during a period of time during which such employee or independent contractor was also performing services for the Company or any of its Subsidiaries. Without limiting the foregoing, there are no current or contingent usage rights, march-in rights, manufacturing restrictions or other rights of any governmental entity in or to any Company Intellectual Property Rights, or in or to any other Intellectual Property Rights that are either used by or for the Company or any of its Subsidiaries or that are otherwise necessary to conduct the business of the Company and its Subsidiaries as currently conducted and currently contemplated to be conducted.

(p) The consummation of the transactions contemplated by this Agreement will not result in the loss or impairment of any right of the Company or any of its Subsidiaries to own, use, practice or otherwise exploit any Company Intellectual Property Rights or Company Technology. Neither the execution, delivery and performance of this Agreement or any Transaction Document, nor the consummation of the transactions contemplated by this Agreement or any Transaction Document will, pursuant to any contract to which the Company or any of its Subsidiaries is a party or otherwise bound, result (or purport to result) in the transfer or grant by the Company or Buyer or any of their respective Affiliates to any Person (other than Buyer and its Affiliates) of any ownership interest or Intellectual Property License with respect to any Company Intellectual Property Rights or Company Technology or any Intellectual Property Rights or Technology of Buyer or any of its Affiliates.

(q) To the knowledge of the Company, the Company has provided materially accurate and complete disclosures with respect to its privacy policies and privacy practices, including providing any type of notice and obtaining any type of consent required by Privacy Laws applicable to the Company and its Subsidiaries. Such disclosures have not contained any material omissions related to the privacy policies and privacy practices of the Company and its Subsidiaries.

(r) The Company has provided all notices and obtained all consents required in connection with any use of cookies, device or browser, cross-device tracking, or other user, device, account, or other tracking technology or similar technology, in connection with the use of such technologies in accordance with Privacy Laws. There has been no interception, disclosure of, provision of, access to, or other processing of electronic communications or other information in material violation of any Privacy Laws by or for the Company or any of its Subsidiaries.

(s) The Company has not (i) received written communication from any website owner or operator that Company’s access to such website is unauthorized; (ii) entered into a written agreement with any website owner or operator prohibiting scraping activity; (iii) accessed any website’s information through illicitly circumventing a password requirement or similar technological barrier; or (iv) scraped any data from a website that has a clickwrap agreement prohibiting such activity.

(t) At all times since January 1, 2016, the Company and its Subsidiaries have complied in all material respects with (i) all applicable Privacy Laws, published interpretations by Governmental Bodies of such Privacy Laws, and all similar privacy laws relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure, or transfer (including the transfer by or on behalf of the Company or any of its Subsidiaries of Personal Information or User Data from the European Economic Area to any jurisdiction in respect of which the European Commission has not issued an adequacy decision) of Personal Information (including employee data) or User Data, (ii) all privacy policies and similar disclosures published on the Company Web Sites or otherwise communicated in writing to employees, users of any Company Web Site, Company Offering or Company Software and other third parties, (iii) any notice to or consent from the provider or subject of Personal Information or User Data (parts (ii) and (iii) collectively “Privacy Policies”), and (iv) any contractual commitment made by the Company or any of its Subsidiaries with respect to such Personal Information and User Data.

(u) The Company and its Subsidiaries have taken commercially reasonable organizational, physical, administrative and technical measures required by Privacy Laws and consistent with standards prudent in the industry in which the Company or any of its Subsidiaries operates, any existing contractual commitment made by the Company or any of its Subsidiaries that is applicable to Personal Information or User Data, and any published written policy adopted by the Company or any of its Subsidiaries, including the Company’s privacy policy published or otherwise made publicly available by the Company or any of its Subsidiaries to the Persons to whom the Personal Information or User Data relates, designed to protect (i) the integrity, security and operations of the IT Systems, and (ii) Personal Information and User Data against loss and against damage, accidental loss or destruction, unauthorized or unlawful access, use, modification, disclosure or other misuse. The Company and its Subsidiaries have implemented commercially reasonable procedures, satisfying in all material respects the requirements of applicable Privacy Laws, to detect data security breaches and unauthorized access or unauthorized use of the IT Systems, Personal Information, User Data, and data owned by the Company or any of its Subsidiaries or provided by the Company and its Subsidiaries’ customers, including by its employees, independent contractors and third party service providers that have access to Personal Information or User Data.

(v) Except for disclosures of information required by Law, described in the Company’s privacy policies, or authorized by the provider of Personal Information or User Data, the Company and its Subsidiaries have not shared, sold, rented or otherwise made available, and are not sharing, selling, renting or otherwise making available, to third parties any Personal Information or User Data.

(w) In connection with each third-party servicing, outsourcing, processing, or otherwise using Personal Information or User Data collected, held, or controlled by or on behalf of the Company or any of its Subsidiaries, the Company and its Subsidiaries have contractually obligated any such third party to (i) implement commercially reasonable measures designed to protect Personal Information and User Data from unauthorized disclosure and materially comply with applicable Privacy Laws with respect to Personal Information and User Data, (ii) take commercially reasonable steps designed to use the Personal Information and User Data solely in the provision of services for Company and its Subsidiaries, (iii) restrict use of Personal Information to those authorized or required under the servicing, outsourcing, processing, or similar arrangement for the benefit of Company and its Subsidiaries, and (iv) take commercially reasonable steps designed to certify or guarantee the return or adequate disposal or destruction of Personal Information and User Data.

(x) The transfer of Personal Information and User Data in connection with the transactions contemplated by this Agreement will not violate any applicable Privacy Laws or any Privacy Policies, including Privacy Policies in effect at the time of the data collection. The Company has provided a true and complete copy of each Privacy Policy in effect at the effective date of such Privacy Policy, as well as any notices regarding changes regarding such Privacy Policy. Neither the Company nor any of its Subsidiaries is subject to any contractual requirements or other Laws that, following the Closing, would prohibit the Company or any of its Subsidiaries or Buyer from receiving or using Personal Information or User Data in the manner in which the Company or such Subsidiary receives and uses such Personal Information or User Data prior to the Closing.

(y) The Company and its Subsidiaries have all necessary and required rights to use, reproduce, modify, create derivative works of, license, sublicense, distribute and otherwise exploit the data contained in the Company Data, including in connection with the operation of the business of the Company and its Subsidiaries.

(z) The Company has not received written notice of any claims of, or Proceedings related to, any data security incidents, ransomware incidents, data security breaches, unauthorized access or use of any of the IT Systems, or unauthorized acquisition, destruction, damage, disclosure, loss, corruption, alteration, or use of any Personal Information or User Data or data owned by the Company or any of its Subsidiaries or provided by the Company’s or Subsidiaries’ customers (collectively, a “Security Incident”), and, to the knowledge of the Company, there are no existing facts or circumstances which could reasonably serve as the basis for any such allegations or claims. Neither the Company nor any of its Subsidiaries has experienced any data breach or security incident involving material unauthorized access to any Personal Information and/or User Data or any material unauthorized intrusions into any IT Systems. To the Knowledge of the Company, no person or entity processing Personal Information or User Data on behalf of the Company or any of its Subsidiaries has experienced any Security Incident. Neither the Company nor any of its Subsidiaries have notified, or been required to notify, any Person of any Security Incident. Neither the Company nor any of its Subsidiaries has received any written correspondence relating to, or notice of any Proceedings, claims, investigations or alleged violations of, Privacy Laws, there is no such ongoing Proceeding or, to the knowledge of the Company or any of its Subsidiaries, threatened Proceeding, and, to the knowledge of the Company or any of its Subsidiaries, there are no facts or circumstances which could form the basis for any such Proceeding.

(aa) The Company and its Subsidiaries have (i) periodically conducted vulnerability testing, risk assessments or external audits of the IT Systems; (ii) remediated any critical and high-risk vulnerabilities found in such assessments; (iii) provided a copy of each such assessment; and (iv) track material security incidents related to the IT Systems.

(bb) The Company’s and its Subsidiaries’ IT Systems are adequate for, and operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required in connection with, the operation of the business of the

Company and the Subsidiaries as previously conducted and as currently conducted. The Company IT Systems have not malfunctioned or failed at any time since the Company’s inception in a manner that resulted in significant or chronic disruptions to the operation of the Company’s business. The Company IT Systems do not contain any computer code designed to disrupt, disable or harm in any manner the operation of any software or hardware. None of the Company IT Systems contain any unauthorized feature (including any worm, bomb, backdoor, clock, timer or other disabling device, code, design or routine) that causes the software or any portion thereof to be erased, inoperable or otherwise incapable of being used, either automatically, with the passage of time, or upon command by any Person. The Company and the Subsidiaries have implemented commercially reasonable backup, security and disaster recovery technology consistent with industry practices and, to Company’s knowledge, no Person has gained unauthorized access to any Company IT Systems. The Company and its Subsidiaries provide their employees with periodic training on privacy and data security matters.

(cc) Neither the Company nor any of its Subsidiaries has distributed and does not distribute marketing communications to any Person, except in material compliance with Privacy Laws, and opt-in consent has been obtained from all Persons in the European Union to marketing by electronic means in accordance. The Company or one of its Subsidiaries holds records evidencing all consents referred to under this Section 3.13(cc). The Company has not received any written notice of any complaints, claims, or proceedings asserted against the Company, any of its subsidiaries, or any third parties acting on behalf of the Company alleging a material violation of any Privacy Laws and the Company is not aware of any particular reason why any such notice may be forthcoming. None of the products or services of the Company or its Subsidiaries install “spyware,” “adware” or other malicious code that could compromise the privacy or data security of end-users or their computer systems, and/or collect information from an end-user without their knowledge (collectively, “Spyware”). The Company has not received any written notice of any complaints, claims, or proceedings have been asserted against the Company or any of its Subsidiaries alleging any use of Spyware by the Company or Subsidiaries or any third-party marketing on the behalf of the Company of Subsidiaries and the Company is not aware of any particular reason why any such notice may be forthcoming.

3.14 Employees. Except as set forth on Schedule 3.14:

(a) There is no unfair labor practice charge pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries before the National Labor Relations Board. Since the Lookback Date, neither the Company nor any of its Subsidiaries has experienced any union organizing or decertification activities, and, to the knowledge of the Company, no such activities are underway or threatened. Since the Lookback Date, neither the Company nor any of its Subsidiaries has experienced any strikes, concerted work stoppage, slowdowns or other material labor disputes, and, to the knowledge of the Company, no such disputes are underway or threatened.

(b) Since the Lookback Date, the Company and each of its Subsidiaries have been in material compliance with all applicable Laws relating to labor or employment, including Laws relating to restrictive covenants, pay equity, background checks, equal opportunity, harassment, discrimination, retaliation, termination or discharge, hours of work and the payment of wages, sick pay, overtime pay, payroll documents and wage statements, classification of employees and independent contractors and other individual service providers, immigration, health and safety, affirmative action, workers’ compensation, disability, unemployment compensation, plant closings and layoffs, whistleblower protection, and labor relations, collective bargaining, and all applicable employment-related COVID-19 Measures. The Company and each of its Subsidiaries is in material compliance with the requirements of the Immigration Reform Control Act of 1986. Neither the Company nor any of its Subsidiaries is delinquent in any payments to any employee or Contingent Worker for any wages, salaries, commissions, bonuses, fees or other direct compensation due with respect to any service performed for it or amounts required to be reimbursed to such employees or Contingent Workers. Neither the Company nor any of its Subsidiaries is a government contractor or subcontractor for purposes of any law with respect to the terms and conditions of employment. Since the Lookback Date, there have not been any pending or, to the Company’s knowledge, threatened Proceedings or material internal complaints, claims, grievances, audits or investigations involving the Company or any of its Subsidiaries with respect to labor or employment matters, including any claim relating to unfair labor practices, discrimination, harassment, retaliation, or equal pay. To the Company’s knowledge, the Company is not, and since the Lookback Date has not been, subject to any Order in respect of any labor or employment matters.

(c) Schedule 3.14(c) contains a complete and accurate list of all employees of the Company and its Subsidiaries, setting forth for each employee: (1) position or title; (2) exempt or non-exempt classification for wage and hour purposes; (3) whether paid on a salary, hourly or commission basis; (4) actual annual base salary, hourly rate or other rates of compensation; (5) bonus potential or commission opportunity; (6) date of hire; (7) location (8) status (i.e., active or inactive and if inactive, the type of leave and estimated duration); (9) accrued vacation or paid time off; (10) any visa or work permit status and the date of expiration, if applicable; and (11) the total amount of bonus, severance and other amounts, if any, owed to such employee as of the Closing or otherwise in connection with the Transactions. All of the Company’s and its Subsidiaries’ employees are employed at will.

(d) Schedule 3.14(d) contains a complete and accurate list of all of the independent contractors, consultants, temporary employees, leased employees or other agents employed or used by the Company and its Subsidiaries and classified by the Company as other than employees, or compensated other than through wages paid by the Company through the Company’s payroll department (“Contingent Workers”), showing for each Contingent Worker their (1) title, (2) location where services are provided, (3) notice requirements to terminate the agreement, and (4) fee or compensation arrangements.

(e) The Company and each of its Subsidiaries currently classify, and since the Lookback Date have properly classified, each of their employees as exempt or non-exempt for the purposes of the Fair Labor Standards Act and state, local and foreign wage and hour Laws, and is and has been otherwise in compliance with such Laws since the Lookback Date. To the extent that any Contingent Workers are or were engaged by the Company or any of its Subsidiaries, the Company and each of its Subsidiaries currently classify and have, since the Lookback Date, properly classified and treated them as Contingent Workers (as distinguished from Form W-2 employees) in accordance with applicable Law and for the purpose of all Plans and perquisites.

(f) Since the Lookback Date, no allegations of sexual harassment have been made internally or, to the Company’s knowledge, threatened, to the Company or any of its Subsidiaries against any then-current employee, officer, director or Contingent Worker of the Company or any of its Subsidiaries.

(g) Since the Lookback Date, neither the Company nor any of its Subsidiaries has implemented any “plant closing” or “mass layoff” or similar group employment loss as defined under the Worker Adjustment and Retraining Notification Act or any similar state Law (collectively, the “WARN Act”) affecting any site of employment of the Company or any of its Subsidiaries. During the ninety (90) day period preceding the date hereof, no employee or Contingent Worker has suffered an “employment loss” as defined in the WARN Act with respect to the Company or any of its Subsidiaries.

3.15 Employee Benefit Plans.

(a) Schedule 3.15 sets forth a complete and correct list of each material Plan. For purposes of this Agreement, a “Plan” means an “employee benefit plan” (as such term is defined in Section 3(3) of ERISA (regardless of whether such plans are governed by ERISA)), each pension, retirement, supplemental retirement, severance, change of control, retention, profit sharing, deferred compensation, incentive or bonus, commission, paid time off, share purchase, share option or equity or equity‑based award, material health, dental, vision, life, disability, insurance and any other compensation or employee benefit plan, program, agreement or arrangement (excluding offer letters that do not materially deviate from the Company’s standard form of at-will offer letter, which have been made available to Buyer), in each case, that is sponsored, maintained, contributed by or required to be contributed to by the Company or any of its Subsidiaries for the benefit of any current or former employee or Contingent Worker of the Company or any of its Subsidiaries, or with respect to which the Company has any liability or obligation, but excluding any benefit or compensation plan, program, agreement or arrangement sponsored or maintained by a Governmental Body or required to be contributed to by the Company or any of its Subsidiaries pursuant to applicable Law. With respect to each Plan, copies of the following have been made available to Buyer (if applicable to such Plan): (A) the current plan document, including any amendments thereto, (B) the most recent summary plan description, including any summary of material modifications required under ERISA with respect thereto, (C) the most recent annual report on Form 5500 (and all schedules thereto) or similar report required to be filed, and (D) the most recently received determination or opinion letter from the Internal Revenue Service.

(b) Each Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or approval letter from the Internal Revenue Service, or may rely on an opinion letter issued by the Internal Revenue Service with respect to a prototype plan adopted in accordance with the requirements for such reliance and, to the Company’s knowledge, nothing has occurred subsequent to the issuance of the most recent determination letter that would reasonably be expected to cause such Plan to lose its qualified status. The Plans comply and have at all times complied in form and in operation in all material respects with their terms and applicable Laws, including the requirements of the Code, ERISA and the Affordable Care Act.

(c) With respect to the Plans, (i) all material contributions required to have been made by the Company or any of its Subsidiaries either have been made or accrued in accordance with the terms of the applicable Plan, and (ii) there are no Proceedings pending or, to the Company’s knowledge, threatened that are material to the Company and its Subsidiaries taken as a whole other than routine claims for benefits.

(d) No Plan is, and none of the Company or any of its Subsidiaries sponsors, maintains, contributes to, or has any obligation to contribute to, any (i) “employee pension benefit plan” (as defined in Section 3(2) of ERISA) that is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code or (ii) “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA).

(e) None of the Plans obligates the Company or its Subsidiaries to provide a current or former employee (or any dependent thereof) any material medical or health benefits after his or her termination of employment with the Company or any of its Subsidiaries, other than as required under any applicable Law, including Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any similar state or local Law, or for a limited period of time following a termination of employment pursuant to the terms of an existing employment, severance or similar agreement in effect as of the date hereof.

(f) Except as set forth on Schedule 3.15(a) or as required by applicable Law, neither the execution, delivery and performance of this Agreement by the Company nor the consummation by the Company of the Transactions will (whether alone or in combination with any other event): (i) accelerate the time of payment or vesting of benefits, or increase the benefits or the amount of compensation payable under any Plan, (ii) trigger any funding obligation under any Plan, (iii) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of the Company or any of its Subsidiaries pursuant to any Plan, (iv) result in the forgiveness of any indebtedness of any director, employee or independent contractor of the Company or any of its Subsidiaries to the Company or its Subsidiaries or (v) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G‑1, a “Disqualified Individual”) that would reasonably be expected to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code), excluding the effect of any arrangement entered into by or at the direction of the Buyer or any of its Affiliates. There is no contract to which the Company or any of its Subsidiaries is a party or by which it is bound to compensate any director, employee or independent contractor for excise taxes paid pursuant to Section 4999 of the Code or any similar Law. Schedule 3.15(f) lists all Persons who are Disqualified Individuals, as determined as of the date of the execution of this Agreement.

(g) Each Plan that provides for nonqualified deferred compensation subject to Section 409A of the Code satisfies in all material respects in form and operation the requirements of Sections 409A(a)(2), 409A(a)(3) and 409A(a)(4) of the Code and the guidance thereunder; and no additional Tax under Section 409A(a)(1)(B) of the Code has been or could be incurred by a participant in any such Plan. No Option granted under any Plan has an exercise price that is (or was) less than the fair market value of the underlying stock as of the date such option was granted or has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such Option. Neither the Company nor any Subsidiary has any agreement or obligation to indemnify or “gross-up” any individual for any Taxes or interest imposed on such individual pursuant to Section 409A or Section 4999 of the Code.

3.16 Insurance. Schedule 3.16 sets forth a true, correct and complete list of each insurance policy and fidelity bond currently maintained by or on behalf of the Company and its Subsidiaries on their properties, assets, products, business or personnel that is material to the Company and its Subsidiaries taken as a whole (the policies and bonds required to be set forth thereon, the “Insurance Policies”). With respect to each such Insurance Policy: (a) the policy is legal, valid, binding, enforceable on the Company or its Subsidiaries, as applicable, and in full force and effect, and all premiums with respect thereto have been paid, and no notice of cancellation, termination, denial, or reduction of coverage or material premium increase has been received with respect to any such Insurance Policy, (b) neither the Company nor any of its Subsidiaries is in breach or default under, nor has it taken any action or failed to take any action which, with notice or the lapse of time, or both, would constitute a breach or default under, or permit cancellation, termination, denial or reduction of coverage or material premium increase with respect to such policy, and to the Company’s knowledge no insurer has threatened the same, (c) none of the Company or its Subsidiaries has received a notice of non‑renewal from any of its insurers under the Insurance Policies and (d) neither the Company nor any of its Subsidiaries has made any claim under any such insurance policies as to which coverage has been questioned, disclaimed or disputed in writing by the applicable insurers or where available insurance coverage (inclusive of defense expenses) will be exceeded or in respect of which there is an outstanding written reservation of rights letter. The Company has made available to Buyer complete and accurate copies of each Insurance Policy. Except as set forth on Schedule 3.16, neither the Company nor its Subsidiaries has any self‑insurance or co‑insurance programs and no Insurance Policies are written on an audited or retroactive basis.

3.17 Environmental Matters.

(a) Except as set forth on Schedule 3.17:

(i) The Company and each of its Subsidiaries are, and have been since the Lookback Date, in compliance in all material respects with all applicable Environmental Laws, which compliance has included obtaining and maintaining all Permits required under Environmental Laws that are required in connection with (i) the business operations of the Company and its Subsidiaries taken as a whole as currently conducted and (ii) the ownership of the properties and assets of the Company and its Subsidiaries under applicable Environmental Laws.

(ii) Neither the Company nor any of its Subsidiaries has since the Lookback Date received written notice from any Governmental Body or any other Person that the Company and its Subsidiaries are in material violation of or have material liability under applicable Environmental Laws.

(iii) (w) No Hazardous Substance has, to the knowledge of the Company, been disposed of, handled, manufactured, treated, processed, stored, generated, transported, distributed, sold, marketed, installed, exposed to any Person or, to the extent giving rise to liability of the Company or any of its Subsidiaries, released by any other Person, (x) No

Hazardous Substance has been released by the Company or its Subsidiaries at any Leased Real Property, (y) to the knowledge of the Company, neither the Company nor its Subsidiaries has or owned or operated any property or facility contaminated by, any Hazardous Substances, and (z) to the knowledge of the Company, no Hazardous Substances are present on, at, in, upon and/or migrating to or from the Leased Real Property, in each case in violation of, and in a manner that has resulted in or would reasonably be expected to result in liability under, any Environmental Law, except as would not be material to the Company and its Subsidiaries taken as a whole.

(iv) There are no Proceedings pending or, to the knowledge of the Company, threatened against the Company under Environmental Laws which would result in a material liability of the Company, and the Company is not subject to any outstanding Order of any Governmental Body under any applicable Environmental Laws which has resulted or would result in a material liability of the Company.

(v) The Company has not agreed to defend, indemnify, protect, save, insure and/or hold harmless any other Person from any material liability, claim, damage, fee, losses, Proceedings, costs and/or expenses, and the Company has not agreed to assume or become subject through the operation of Law to the material liability of any other Person, arising under any Environmental Law.

(b) The Company has made available to Buyer copies of all environmental site assessments, reports and studies, and all other documents bearing on material environmental, health or safety matters with respect to the Company’s and its Subsidiaries’ current or former operations or properties in the possession of the Company or any of its Subsidiaries (or under their reasonable control) prepared since the Lookback Date and relating to the Leased Real Property.

3.18 Affiliated Transactions. Except as set forth on Schedule 3.18, no officer, director, employee, manager, equityholder or Affiliate of the Company or any of its Subsidiaries or, to the knowledge of the Company, any Affiliate or immediate family member of any such officer, director, employee, manager or equityholder (a) is a party to or interested in any agreement or transaction with the Company or its Subsidiaries, other than (i) loans and other extensions of credit to directors and officers of the Company and its Subsidiaries for travel, business or relocation expenses or other employment‑related purposes in the ordinary course, (ii) customary employment arrangements in the ordinary course of business and (iii) the Plans; (b) has any material interest or right in any material asset, property or right, tangible or intangible, used by the Company or its Subsidiaries; (c) owes any amounts to or is obligated for any liability to the Company; or (d) has a direct or indirect ownership interest in (x) any Person with which the Company or a Subsidiary has a material business relationship or (y) any Person that competes with the Company or a Subsidiary, in each case, other than the passive ownership of less than 2% of the outstanding stock of any class of a corporation which is publicly traded (the arrangements described in this Section 3.18, collectively, “Affiliate Transactions”).

3.19 Broker Fees. Except as set forth on Schedule 3.19, there is no investment banker, broker, finder or other such intermediary that has been retained by, or has been authorized to act on behalf of, the Company or any Subsidiary and is entitled to a fee or commission in connection with the Transactions from the Company or any Subsidiary. The Company shall be solely responsible for any such fees (which shall be included as a Transaction Expense to the extent not paid prior to the Closing).

3.20 Key Suppliers; Key Customers.

(a) Key Suppliers. Neither the Company nor any of its Subsidiaries has any material disputes concerning any products and/or services provided by any supplier or vendor who, for (i) 2020 and (ii) the current year to date (the “Key Periods”) was one of the ten (10) largest suppliers of products and/or services to the Company and its Subsidiaries on a consolidated basis, based on amounts paid or payable by the Company and its Subsidiaries during such period (each, a “Key Supplier”), and, to the Company’s knowledge, no Key Supplier has any material dispute with the Company or its Subsidiaries. Schedule 3.20(a) sets forth a correct and complete list of each Key Supplier and the amounts paid or payable by the Company and its Subsidiaries during the Key Periods. Neither the Company nor any of its Subsidiaries has received written notice from any Key Supplier that such Person intends to cease conducting business with the Company or its Subsidiaries or that such Person intends to terminate its existing relationship with the Company or its Subsidiaries.

(b) Key Customers. Neither the Company nor any of its Subsidiaries has any material disputes concerning any products and/or services provided to any customer who was one of the ten (10) largest purchasers of products and/or services from the Company and its Subsidiaries on a consolidated basis, based on amounts paid or payable to the Company and its Subsidiaries during the Key Periods (each, a “Key Customer”), and, to the Company’s knowledge, no Key Customer has any material dispute with the Company or its Subsidiaries. Schedule 3.20(b) sets forth a correct and complete list of each Key Customer and the amounts paid or payable by the Company and its Subsidiaries during the Key Periods. Neither the Company nor any of its Subsidiaries has received written notice from any Key Customer that such Person intends to cease conducting business with the Company or its Subsidiaries or that such Person intends to terminate its existing relationship with the Company or its Subsidiaries.

3.21 Books and Records; Bank Accounts.

(a) The Company has made available to Buyer complete and correct copies of any minute books, share transfer ledgers, and other similar corporate records, each as amended to date, of the Company and its Subsidiaries. The minute books of the Company and its Subsidiaries accurately reflect in all material respects all corporate actions of the Company and its Subsidiaries taken at such Board meetings. The Company and its Subsidiary have taken commercially reasonable efforts to maintain Books and Records that accurately and fairly reflect in all material respects the business activities of the Company and its Subsidiaries. At the Closing, the minute books and other Books and Records of the Company and each of its Subsidiaries will be in the possession of the Company. Section 3.21(b) of the Disclosure Schedule sets forth a list as of the date hereof of all of the current officers and directors of the Company and its Subsidiaries (including, for each such individual, the position held and period of service).

(b) Section 3.21(b) of the Disclosure Schedule sets forth the names and locations of all banks, trust companies, savings and loan associations and other financial institutions at which the Company maintains accounts of any nature and the names of all Persons authorized to draw thereon or make withdrawals therefrom.

3.22 Government Contracts and Bids

(a) To the Company’s knowledge, each Material Government Contract was legally awarded to the Company and/or its Subsidiaries. Each Material Government Contract is valid, binding and in full force and effect and enforceable against the Company and/or its Subsidiaries in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, or other laws affecting creditors’ rights generally and the exercise of judicial discretion in accordance with general equitable principles.

(b) Since the Lookback Date each representation and certification made by the Company and any Subsidiary in connection with a Government Contract was current, accurate and complete in all material respects as of its effective date.

(c) All costs, fees, profit and other charges and expenses of any nature that have been charged since the Lookback Date, with regard to the performance of a Government Contract were in all material respects charged in amounts consistent with the requirements of the applicable Government Contract and Law, and there are no pending or threatened (in writing or, to the Company’s knowledge, orally) refunds, reimbursements, withholdings or setoffs, or adjustments including, without limitation, any cost disallowances, which will result in a material Liability to the Company or any Subsidiary.

(d) With respect to any Government Contract performed by the Company and/or any Subsidiary at any time since the Lookback Date: (i) neither the Company nor any Subsidiary has any outstanding requests for equitable adjustment or material claims asserted by or against a Governmental Body or any prime contractor, subcontractor, vendor or other third party arising under or relating to a Government Contract; (ii) there are no material outstanding disputes between the Company and/or any Subsidiary, on the one hand, and any Governmental Body or any prime contractor or higher-tier subcontractor for which the Company serves as a subcontractor, on the other hand, under any Law governing disputes arising under such Government Contracts; (iii) there are no material outstanding disputes between the Company, on the one hand, and any lower-tier subcontractor or vendor, on the other hand, arising under or relating to any such Government Contract; and (iv) there are no financing arrangements or assignments of payments owed under any Government Contract.

3.23 No Additional Representations or Warranties. Except for the representations and warranties contained in this ARTICLE III, the Transaction Documents or in any certificate delivered pursuant thereto, Buyer and Merger Sub acknowledge that neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided in relation to the Company or any of its Subsidiaries or their respective businesses, including pursuant to Section 5.02, to Buyer or its Affiliates or Advisors in connection with the Transactions. For the avoidance of doubt, and without in any way limiting Section 11.03(l), neither the Company nor any other Person on behalf of the Company makes any representation or warranty with respect to NuPark or any of NuPark’s Subsidiaries.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB

Buyer and Merger Sub represent and warrant to the Company as follows, as of the date of this Agreement and as of the Closing:

4.01 Organization and Power. Buyer is a Delaware corporation duly organized, validly existing and in good standing under the Laws of State of Delaware, and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, in each case, with full power and authority to enter into this Agreement and each other Transaction Document to which they are or will be a party and perform all of its obligations hereunder and thereunder.

4.02 Authorization; No Breach.

(a) The execution, delivery and performance of this Agreement by each of Buyer and Merger Sub and the consummation of the Transactions have been duly and validly authorized by all requisite corporate action by Buyer and Merger Sub, and no other corporate proceedings on the part of each of Buyer or Merger Sub are necessary to authorize the execution, delivery or performance of this Agreement by Buyer or Merger Sub. This Agreement has been, and the other Transaction Documents to which they are or will be a party have been or will be, duly and validly executed and delivered by each of Buyer and Merger Sub, and, assuming that this Agreement and each other Transaction Document to which it is a party is a valid and binding obligation of the Company or the other parties thereto, this Agreement and each such other Transaction Document constitutes a valid and binding obligation of each of Buyer and Merger Sub, enforceable against Buyer and Merger Sub in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights or to general principles of equity.

(b) Assuming receipt of and subject to the HSR Approval, neither Buyer nor Merger Sub is subject to or obligated under its respective certificate of incorporation or bylaws (or equivalent organizational documents), any applicable Law, or any material agreement or instrument, or any material license, franchise or permit, or subject to any Order, that will be breached or violated in any material respect by Buyer’s or Merger Sub’s execution, delivery and performance of this Agreement and other Transaction Documents to which it is or will be a party, and the consummation of the Transactions, except for any such breaches or violations that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Buyer or Merger Sub to consummate the Transactions.

4.03 Governmental Bodies; Consents. Each of Buyer and Merger Sub is not required to file, seek or obtain any notice, authorization, approval, Order, permit or consent of or with any Governmental Body in connection with the execution, delivery and performance of this Agreement and the other Transaction Documents to which it is or will be a party and the consummation of the Transactions, except (a) any filings required to be made under the HSR Act or any other Antitrust Laws, (b) such filings as may be required by any applicable federal or state securities or “blue sky” Laws, (c) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or (d) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Buyer or Merger Sub to consummate the Transactions.

4.04 Litigation. There are no Proceedings pending or, to Buyer’s or Merger Sub’s knowledge, threatened against or affecting Buyer, Merger Sub or any of their respective Affiliates at law or in equity, or before or by any Governmental Body, that would reasonably be expected to prevent or materially delay Buyer’s or Merger Sub’s performance under this Agreement or the consummation of the Transactions.

4.05 Broker Fees. There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Buyer, Merger Sub or any of their respective Affiliates that might be entitled to any fee or commission in connection with the Transactions.

4.06 Investment Representation; Investigation. Buyer is acquiring the capital stock of the Surviving Corporation for its own account with the present intention of holding the capital stock of the Surviving Corporation for investment purposes and not with a view to, or for sale in connection with, any distribution of such securities in violation of any federal or state securities Laws. Each of Buyer and Merger Sub is an “accredited investor” within the meaning of Regulation D promulgated pursuant to the Securities Act of 1933, as amended (the “Securities Act”). Each of Buyer and Merger Sub is knowledgeable about the industries in which the Company and its Subsidiaries operate and is capable of evaluating the merits and risks of the Transactions and is able to bear the substantial economic risk of such investment for an indefinite period of time. Each of Buyer and Merger Sub has been afforded access to the books and records, facilities and personnel of the Company and its Subsidiaries for purposes of conducting a due diligence investigation and has conducted a due diligence investigation of the Company and its Subsidiaries.

4.07 Board Approvals.

(a) The board of directors of Buyer, by resolutions duly adopted by written consent or at a meeting duly called and held, has approved this Agreement and the Transactions, including the Merger. No other corporate proceedings on the part of Buyer are necessary to authorize the transactions contemplated by this Agreement.

(b) The board of directors of Merger Sub has duly (i) determined that this Agreement and the Merger are advisable and in the best interests of Merger Sub and its stockholder and (ii) approved this Agreement and the Merger. Except for the consent of Buyer, as the sole stockholder of Merger Sub, no other corporate proceedings on the part of Merger Sub are necessary to authorize the Transactions.

4.08 Vote Required. Buyer, as the sole stockholder of Merger Sub, has approved and adopted this Agreement. No other vote of the holders of any class or series of capital stock of Buyer or Merger Sub is required to adopt this Agreement and approve the Transactions.

4.09 Financial Capability. Buyer has the financial capability and shall have as of the Closing and as of the time any payment is required to be made by Buyer hereunder, sufficient cash on hand or available and existing credit facilities necessary to (a) consummate the Transactions on the terms and subject to the conditions set forth herein, including the payment of the full consideration and amounts payable by Buyer hereunder, (b) to make all other necessary payments by it in connection with the transactions contemplated hereby, and (c) to pay all of its fees and expenses. Buyer has and shall have as of the Closing, the resources and capabilities (financial or otherwise) to perform its obligations hereunder and has not incurred any obligation, commitment, restriction or liability of any kind that would impair or adversely affect such resources and capabilities. The obligations of Buyer under this Agreement are not subject to any conditions regarding Buyer’s, it’s respective Affiliates’, or any other Person’s ability to obtain financing for the consummation of the Transactions. Buyer acknowledges and agrees that: (i) none of the Stockholders, the Company or any their respective Affiliates have any responsibility for any debt financing that Buyer may raise in connection with the transactions contemplated hereby; (ii) it is not a condition to Closing under this Agreement nor to the consummation of the Transactions for Buyer to obtain any equity or debt financing; and (iii) Buyer does not have the right to terminate this Agreement for failure to obtain any equity or debt financing.

4.10 Solvency. Assuming satisfaction of the closing conditions set forth in Section 7.02, immediately after giving effect to the Transactions, Buyer and each of its Subsidiaries (including the Surviving Corporation) will be able to pay their respective debts as they become due and will own property that has a fair saleable value greater than the amounts required to pay their respective debts (including a reasonable estimate of the amount of all contingent liabilities). Assuming satisfaction of the closing conditions set forth in Section 7.02, immediately after giving effect to the Transactions, Buyer and each of its Subsidiaries (including the Surviving Corporation), will have adequate capital to carry on their respective businesses. No transfer of property is being made and no obligation is being incurred in connection with the Transactions with the intent to hinder, delay or defraud either present or future creditors of Buyer or its Subsidiaries (including the Surviving Corporation).

4.11 Operation of Buyer and Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than in connection with its organization and formation, its execution and delivery of this Agreement and the other Transaction Documents and their performance of their obligations hereunder and thereunder or in furtherance of the Transactions. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Buyer. Except and as expressly authorized by written consent of the Company, neither Buyer nor Merger Sub, or any of their respective Affiliates, is a party to any contract or agreement, or has made or entered into any formal or informal arrangements or other understandings (whether or not binding), with any stockholder, director, officer or other Affiliate of the Company or any of its Subsidiaries relating to, or entered into in connection with, the Transactions.

4.12 No Additional Representations or Warranties. Except for the representations and warranties contained in this ARTICLE IV, the Company acknowledges that neither Buyer, Merger Sub nor any other Person on behalf of Buyer or Merger Sub makes any other express or implied representation or warranty with respect to Buyer or Merger Sub or with respect to any other information in relation to Buyer or Merger Sub provided to the Company or its Affiliates or Advisors in connection with the Transactions.

ARTICLE V

COVENANTS OF THE COMPANY

5.01 Conduct of the Company.

(a) Except as expressly contemplated or permitted by this Agreement or as required by applicable Law, during the Interim Period, the Company agrees to (x) conduct its and its Subsidiaries’ business in the ordinary course of business (it being understood that a reasonable good faith action taken solely to address an extraordinary event occurring after the date of this Agreement that is outside of the control of the Company or its Affiliates and is outside of the ordinary course of business shall not be deemed to be a breach of this clause), (y) preserve substantially intact its and its Subsidiaries’ business organization, and (z) to preserve in all material respects its and its Subsidiaries’ present relationships with customers, suppliers and other persons with which it has material business relations; provided that, notwithstanding the foregoing, (i) no action by the Company or any of its Subsidiaries with respect to matters specifically addressed by any other provision of this Section 5.01 will be deemed a breach of this Section 5.01(a), unless such action would constitute a breach of one or more of such other provisions, and (ii) the Company’s or any of its Subsidiaries’ failure to take any action prohibited by Section 5.01(b) will not be a breach of this Section 5.01(a).

(b) During the Interim Period, except as (u) otherwise expressly contemplated or permitted by this Agreement, (v) set forth on Schedule 5.01, (w) otherwise contemplated or required by the NuPark Acquisition Agreement, (x) consented to in writing by Buyer (such consent not to be unreasonably withheld, delayed or conditioned), (y) required by any Material Contract (or any Material Contract entered into after the date hereof that would have been required to be set forth on Schedule 3.11 if entered into prior to the date of this Agreement) or (z) required by Law, the Company will not, and will not permit its Subsidiaries to:

(i) amend or modify any of the Organizational Documents;

(ii) sell, lease, license, assign, transfer, abandon, allow to lapse or otherwise dispose of (whether by merger, stock or asset sale or otherwise) any of the Company’s or any Subsidiary’s assets, rights, securities, properties, interests or businesses, except for (A) assets, securities, properties, interests or businesses with a fair market value or replacement cost (whichever is higher) not in excess of $50,000 in the aggregate or not otherwise material to the Company’s or any of its Subsidiaries’ business, (B) sales of inventory and dispositions of obsolete assets in the ordinary course of business, and (C) non-exclusive licenses of Company Intellectual Property granted by the Company or any of its Subsidiaries in the ordinary course of business;

(iii) except for issuances as may result from the exercise of Options outstanding as of the date hereof, issue, deliver or reissue, or sell, dispose or pledge any of its or its Subsidiaries’ shares of, or authorize the same in respect of, capital stock, any voting securities or any other equity interests or any options, warrants, convertible or exchangeable securities, subscriptions, phantom stock, stock appreciation rights, calls or commitments with respect to such securities of any kind, or grant phantom stock or other similar rights with respect to any of the foregoing;

(iv) declare, set aside or pay any dividend or other distribution of assets (including in cash, stock, property or otherwise) in respect of any shares of capital stock or other equity interests, in each case, other than dividends and distributions by a Subsidiary of the Company to the Company or a Subsidiary of the Company;

(v) adjust, split, combine, subdivide or reclassify, or redeem, repurchase or otherwise acquire any shares of its capital stock or other equity interests, as the case may be, or effect any like change in the capitalization of the Company or its Subsidiaries;

(vi) create, incur, assume or guarantee any indebtedness for borrowed money, or issue or sell any debt securities or guarantee any indebtedness or other obligations of others, or create or permit any Encumbrance over any of its assets other than: (x) in the ordinary course of business pursuant to the Company’s existing revolving credit facilities or (y) pursuant to arrangements solely among or between the Company and one or more of its direct or indirect wholly owned Subsidiaries or solely among or between its direct or indirect wholly owned Subsidiaries;

(vii) subject, or permit to subjected, any portion of its or its Subsidiaries’ assets that is material to the Company and its Subsidiaries taken as a whole to any material Lien, except for Permitted Liens;

(viii) authorize or incur capital expenditures or commitments therefor in excess of $250,000 individually;

(ix) accelerate the collection of or discount accounts receivable, delay the payment of accounts payable or accrued expenses, delay the purchase of supplies or delayed capital expenditures, repairs or maintenance, defer the purchase price or prepayment of assets, or otherwise cause the Company’s or its Subsidiaries’ current assets and current liabilities to deviate in a manner that is material and outside the ordinary course of business;

(x) cancel, waive or release any material debts, rights or claims in favor of the Company or any of its Subsidiaries except in the ordinary course of business;

(xi) implement any “plant closing” or “mass layoff” or similar group employment loss as defined under the WARN Act affecting any site of employment of the Company or any of its Subsidiaries;

(xii) enter into any CBA;

(xiii) (A) increase in any material manner the compensation of any of its officers or employees, except pursuant to normal annual compensation increases made in the ordinary course of business or pursuant to any agreement listed on Schedule 3.11, (B) materially increase the benefits under any material Plan, or adopt, materially amend, or terminate any material Plan, including any plan, policy or other arrangement that would be a material Plan if it were in existence as of the date of this Agreement (excluding, for avoidance of doubt, any at-will offer letters, employment agreements or individual consulting agreements that may be terminated by the Company at any time upon 30 days’ notice or less), or (C) grant any additional rights to severance or termination pay to any current or former officer, director or employee of the Company or any of its Subsidiaries (except for grants in the ordinary course of business);

(xiv) (i) enter into any employment or consulting agreement or arrangement with any individual (A) whose annual base compensation with the Company or any of its Subsidiaries exceeds $150,000, or (B) whose employment relationship with the Company or any of its Subsidiaries, as applicable, is not on an “at-will” basis, (ii) amend the terms of the Key Employee Agreements, or (iii) terminate (other than for cause), furlough, or temporarily lay off any officer, director, senior executive or other employee, consultant or individual service provider of the Company, (Y) whose annual base compensation with the Company or any of its Subsidiaries exceeds $150,000, or (Z) whose employment relationship with the Company or any of its Subsidiaries, as applicable, is not an “at-will” basis;

(xv) adopt a plan of liquidation, dissolution, merger, consolidation or other reorganization;

(xvi) enter into or perform any Affiliate Transactions that would be required to be listed on Schedule 3.18, other than the termination of or any performance required by any transaction or contract listed on Schedule 3.18;

(xvii) make any change in its accounting methods that would be material to the Company and its Subsidiaries taken as a whole, except as required by Law or GAAP, make (inconsistent with past practices), change or revoke any election relating to income Taxes, except as required by GAAP, the Code, or applicable Law, change any annual accounting period with respect to any Tax, enter into any closing agreement, settlement or compromise with any Tax authority or other Governmental Body relating to any Tax liability, file any amended income or other material Tax Return, surrender any right to claim any material refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment;

(xviii) make any acquisition of all or substantially all of the assets, capital stock or business of any other Person (whether by merger, stock or asset purchase or otherwise), or form any subsidiary or joint venture entity;

(xix) waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any material current or former employee or independent contractor;

(xx) enter into, amend, modify, alter or terminate any Material Contract or waive any rights thereunder, in each case, except in the ordinary course of business;

(xxi) make any loans or advances to any Persons, except to employees for business expenses and extensions of credit to customers, in each case, in the ordinary course of business;

(xxii) institute, settle or compromise any Proceedings;

(xxiii) take any action that would result in any of the conditions to the Closing set forth in ARTICLE VII not being satisfied or that would delay their satisfaction; or

(xxiv) agree or commit to any of the foregoing.

(c) For the avoidance of doubt, nothing contained herein shall permit Buyer or any of its Affiliates to control the operation of the Company or any of its Subsidiaries prior to the Closing.

(d) Notwithstanding any other provision to the contrary contained in this Agreement, (i) any action taken, or omitted to be taken, by the Company or any of its Subsidiaries pursuant to any Law, directive, pronouncement or guideline (including any COVID-19 Measure) issued by a Governmental Body providing for business closures, “sheltering-in-place” or other restrictions that relates to, or arises out of, any pandemic (including COVID-19), epidemic or disease outbreak shall not be deemed to constitute a breach of this Section 5.01, (ii) any action taken, or omitted to be taken, by the Company or any of its Subsidiaries that is responsive to or as a result of any pandemic (including COVID-19), epidemic or disease outbreak, as determined by the Company in its commercially reasonable discretion, shall not be deemed to constitute a breach of this Section 5.01, and (iii) prior to the Adjustment Calculation Time, the holders of Options, Preferred Stock and/or Common Stock shall be permitted to receive from the Company and its Subsidiaries by way of dividends, distributions, return of capital or otherwise all cash and cash equivalents owned or held by or for the benefit of the Company and its Subsidiaries prior to and as of the Adjustment Calculation Time, and the Company and its Subsidiaries shall be permitted to use such cash and cash equivalents to pay or repay any liabilities of the Company and its Subsidiaries.

5.02 Access to Books and Records. The Company shall, and shall cause each of its Subsidiaries to, provide Buyer, Merger Sub, or their respective Affiliates and Advisors with reasonable access, during normal business hours and upon reasonable advanced notice, to the facilities, assets, properties, financial information, senior‑management level employees, Books and Records of or regarding the Company and its Subsidiaries as reasonably requested from time to time; provided that (a) such access does not unreasonably interfere with the normal operations of the Company or any of its Subsidiaries or involve any environmental sampling or testing or invasive or subsurface investigations, (b) such access shall occur in such a manner as the Company reasonably determines to be appropriate to protect the confidentiality of the Transactions, and (c) nothing herein shall require the Company to provide access to, or to disclose any information to, Buyer or any of its representatives if such access or disclosure (x) would cause material competitive harm to the Company or any of its Subsidiaries if the Transactions are not consummated, (y) would waive any legal privilege or (z) would be in violation of applicable Laws (including any COVID-19 Measure) or the provisions of any agreement to which the Company or any of its Subsidiaries is a party (copies of which have been provided to Buyer as of the date hereof or will be provided upon reasonable request). The Company does not make any representation or warranty as to the accuracy of any information, if any, provided pursuant to this Section 5.02, and Buyer and Merger Sub may not rely on the accuracy of any such information, in each case, other than the representations and warranties of the Company expressly and specifically set forth in ARTICLE III regarding the Company and its Subsidiaries, and the providing of any such information will not expand the claims or remedies available hereunder to Buyer, Merger Sub, or the Buyer Group in any manner. The information provided pursuant to this Section 5.02 will be used solely for the purpose of effecting the Transactions, and will be governed by all the terms and conditions of the Confidentiality Agreement.

5.03 Regulatory Filings. Subject to Section 9.03, the Company will use reasonable best efforts to (a) make or cause to be made all filings with and submissions to any Governmental Body required under any applicable Laws for the consummation of the Transactions, (b) coordinate and cooperate with Buyer and Merger Sub in exchanging such information and providing such assistance as Buyer and Merger Sub may reasonably request in connection with the foregoing and (c) (i) supply promptly any additional information and documentary material that may be reasonably requested in connection with such filings, (ii) make any further filings with any Governmental Body pursuant thereto that may be necessary, proper or advisable in connection therewith and (iii) use reasonable best efforts to take all actions necessary to obtain all required clearances. The Parties agree that this Section 5.03 (and not Section 5.06) sets forth the Company’s sole obligations with respect to regulatory filings, other than filings under the HSR Act, which is governed solely by Section 9.03. Notwithstanding anything to the contrary herein, the Company and its Subsidiaries will not make or cause to be made any filing or submission (related to the Transactions) to any Governmental Body prior to the Closing without the prior written consent of Buyer, other than, subject to Section 9.03, any filing or submission required by the HSR Act. Subject to Section 9.03, the Company, its Subsidiaries and their respective Affiliates and Advisors will not communicate with any Governmental Body regarding the Transactions, this Agreement, or any other matter contemplated hereby without the prior written consent of Buyer.

5.04 Notification. The Company will notify Buyer and Merger Sub of any variances from the representations and warranties contained in ARTICLE III that would result in a failure of the condition set forth in Section 7.02(a) reasonably promptly upon discovery thereof.

5.05 Exclusivity. During the Interim Period, the Company will not, and the Company will cause its Subsidiaries not to, and will not authorize or permit any of their directors, partners, officers, managers, employees, agents or Advisors to, directly or indirectly, take any action to solicit, encourage, initiate or engage in discussions or negotiations with, or provide any non-public information to, or otherwise cooperate in any way with, any Person (other than Buyer, Merger Sub and their respective Advisors acting in such capacity) concerning any merger or recapitalization involving the Company or its Subsidiaries, sale of the Common Stock or other equity interests of the Company or its Subsidiaries, any sale of all or substantially all of the assets or equity interests of the Company or its Subsidiaries or similar transaction involving the Company or its Subsidiaries (other than inventory and equipment sold in the ordinary course of business) (an “Acquisition Transaction”). The Company will, and will cause its Subsidiaries and their respective officers, directors, and Advisors to, terminate any and all negotiations or discussions with any third party regarding any proposal concerning any Acquisition Transaction, including any access to any online or other datasites.

5.06 Reasonable Best Efforts. Subject to the terms of this Agreement (including the limitations set forth in Section 5.03 and this Section 5.06), the Company will, and will cause its Subsidiaries, Affiliates and Advisors to, use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, as promptly as practicable, the Merger and the other Transactions, including using reasonable best efforts to (w) make any required notices and obtain all necessary actions or nonactions, waivers, consents and approvals from third parties as may be necessary, (x) cause its conditions to Closing to be satisfied (but not waived) and for the Closing to occur as promptly as practicable, (y) as reasonably requested by Buyer, assist Buyer with obtaining the R&W Insurance Policy on terms satisfactory to Buyer and (z) not take any action intended to, or that would reasonably be expected to, prevent or delay the Closing. For purposes of this Agreement, the “reasonable best efforts” of the Company will not require the Company or any of its Subsidiaries, Affiliates or Advisors to (A) expend any money to remedy any breach of any representation or warranty hereunder, (B) commence any litigation or arbitration proceeding, (C) waive or surrender any right or modify any agreement (including any Material Contracts set forth on Schedule 3.11), (D) offer or grant any accommodation or concession (financial or otherwise) to any third party, (E) make any payment to third parties or otherwise suffer any similar detriment, (F) subject to the Company’s compliance with Section 9.03 and Section 9.04(a), obtain any consent required for the consummation of the Transactions, (G) waive or forego any right, remedy or condition hereunder, or (H) provide financing to Buyer or Merger Sub for the consummation of the Transactions.

5.07 280G Cooperation. The Company will, prior to the Closing Date, use reasonable best efforts to seek to obtain the shareholder approval in accordance with Section 280G(b)(5)(B) of the Code and the regulations promulgated pursuant thereto such that payments or benefits to be received or retained by any Disqualified Individual arising in whole or in part as a result of or in connection with the Transactions should not be characterized as “excess parachute payments” under Section 280G of the Code. Prior to seeking such shareholder approval, the Company will request waivers from the Disqualified Individuals which waivers shall provide that unless such payments or benefits are approved by the eligible shareholders of the Company to the extent and manner prescribed under Section 280G(b)(5)(B) of the Code and in a form reasonably acceptable to Buyer, such payments or benefits shall not be made; provided that in no event will this Section 5.07 be construed to require the Company to compel any Person to waive any existing rights under any contract or agreement that such Person has with the Company or any Subsidiary thereof and in no event will the Company be deemed in breach of this Section 5.07 if (i) any such Person refuses to waive any such rights. In the event that Buyer provides to the Company, no less than five (5) Business Days prior to the date of the applicable vote, a written description of the amounts and terms of any buyer arrangements that are deemed to be parachute payments, the Company shall include such description in any materials disclosed to holders of Common Stock in connection with soliciting approval in accordance with this Section 5.07; provided that if such amounts are not provided in a timely and/or accurate manner, the Parties acknowledge that the Company will not be deemed to have breached this Section 5.07 by reason of any such buyer arrangement.

5.08 Repayment of Indebtedness. At least two (2) Business Days prior to the Closing Date, the Company shall deliver to Buyer a draft copy of a customary Payoff Letter (subject to delivery of funds as arranged by Buyer) from any existing lender with respect to Indebtedness for Borrowed Money, and, on the Closing Date, the Company shall deliver to Buyer an executed copy of such Payoff Letter.

5.09 Insurance Policies. If any of the Insurance Policies in effect as of the date hereof are scheduled to expire prior to the Closing Date, the Company shall renew any such policy in advance of its expiration date and take commercially reasonable efforts to obtain terms that are no less favorable to the Company than those in the current policy.

ARTICLE VI

COVENANTS OF BUYER AND MERGER SUB

6.01 Access to Books and Records. From and after the Closing until the sixth (6th) anniversary of the Closing Date, Buyer will, and will cause the Surviving Corporation to, provide the Representative (and its Advisors reasonably requiring such access in light of the purposes therefor) with reasonable access, during normal business hours, and upon reasonable advance notice, to the books and records (for the purpose of examining and copying) of the Company and its Subsidiaries with respect to periods or occurrences prior to the Closing Date and reasonable access, during normal business hours, and upon reasonable advance notice, to senior management-level employees, offices and properties (including for the purpose of better understanding the books and records) of the Company and its Subsidiaries. Unless otherwise consented to in writing by the Representative, neither Buyer nor the Surviving Corporation will, or will permit the Surviving Corporation’s Subsidiaries to, for a period of six (6) years following the Closing Date, destroy, alter or otherwise dispose of any of the material books and records of the Surviving Corporation and its Subsidiaries for any period prior to the Closing Date without first offering to surrender to the Representative such books and records or any portion thereof (at the Stockholders’ and Optionholders’ cost and expense) that Buyer or the Surviving Corporation or any of its Subsidiaries may intend to destroy, alter or otherwise dispose. Notwithstanding the foregoing, no such access shall be permitted to the extent it would (i) jeopardize the attorney‑client privilege or other legal immunity or protection from disclosure of Buyer, the Surviving Corporation or their Subsidiaries, (ii) contravene any Law, contract or other obligation of confidentiality, or (iii) require Buyer or the Surviving Corporation to provide any portion of any Tax Return (or related books, records, or workpapers) filed on an affiliated, combined, consolidated, unitary or other group basis that does not relate to the Company or its Subsidiaries.

6.02 Regulatory Filings.

(a) Subject to Section 9.03, Buyer and Merger Sub will, and will cause their respective Affiliates and Advisors to, (i) make or cause to be made all filings with and submissions to any Governmental Body required under any applicable Laws for the consummation of the Transactions, (ii) coordinate and cooperate with the Company in exchanging such information and providing such assistance as the Company may reasonably request in connection with the foregoing, and (iii) (A) supply promptly any additional information and documentary material that may be reasonably requested in connection with such filings, (B) make any further filings with any Governmental Body pursuant thereto that may be necessary, proper or advisable in connection therewith and (C) use reasonable best efforts to take all actions necessary to obtain all required clearances. The Parties agree that this Section 6.02 (and not Section 6.04) sets forth Buyer’s and Merger Sub’s sole obligations with respect to regulatory filings, other than filings under the HSR Act, which is governed solely by Section 9.03. Notwithstanding anything to the contrary herein, Buyer and Merger Sub will not make or cause to be made any filing or submission (related to the Transactions) to any Governmental Body prior to the Closing without the prior written consent of the Company, other than, subject to Section 9.03, any filing or submission required by the HSR Act. Subject to Section 9.03, Buyer, Merger Sub, and their respective Affiliates and Advisors will not communicate with any Governmental Body regarding the Transactions, this Agreement, or any other matter contemplated hereby without the prior written consent of the Company.

(b) Prior to the Effective Time, without the prior written consent of the Company, Buyer will not permit or agree to permit any Person to obtain any equity interests (or rights to obtain any equity interests) in Buyer or any Person of which Merger Sub is a direct or indirect Subsidiary, in each case, that would require any additional regulatory approvals or notices or that could reasonably be expected to prevent or delay consummation of the Transactions.

6.03 Notification. Each of Buyer and Merger Sub will promptly notify the Company of: (a) any written notice from any Governmental Body to Buyer or Merger Sub alleging that the consent of any Governmental Body is or may be required in connection with the Transactions; and (b) any Proceedings commenced or, to its knowledge threatened in writing against, whether civil, criminal or administrative, relating to or involving or otherwise affecting Buyer, Merger Sub or their respective Affiliates that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 4.04 or that relate to the consummation of the Transactions; provided, however, that the delivery of any notice pursuant to this Section 6.03 will not limit any of the representations and warranties of Buyer or Merger Sub set forth in this Agreement or the remedies available hereunder to the Company.

6.04 Reasonable Best Efforts. Subject to the terms of this Agreement (including the limitations set forth in Section 5.03 and this Section 6.04), Buyer and Merger Sub will, and will cause their respective Affiliates and Advisors to, use their commercially reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, as promptly as practicable, the Merger and the other Transactions, including using reasonable best efforts to (x) make any required notices and obtain all necessary actions or nonactions, waivers, consents and approvals from third parties as may be necessary, (y) cause its conditions to Closing to be satisfied and for the Closing to occur as promptly as practicable and (z) not take any action intended to, or that would reasonably be expected to, prevent the Closing. Without limiting the foregoing, during the Interim Period, Buyer, Merger Sub and their respective Subsidiaries shall not, and shall cause their respective Affiliates and Advisors not to, take any action that would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation by Buyer, Merger Sub or any of their respective Subsidiaries of the Transactions.

6.05 Director and Officer Liability and Indemnification.

(a) Without limiting any additional rights that any Person may have under any other agreement, from the Closing Date through the sixth (6th) anniversary of the Closing Date, Buyer and the Surviving Corporation and its Subsidiaries will honor all indemnity and advancement obligations to present (as of immediately prior to the Effective Time) and former officers or directors of the Company or any of its Subsidiaries (each, an “Indemnified Person”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including reasonable attorneys’ fees and disbursements, incurred in connection with any Proceeding, whether civil, criminal, administrative or investigative, arising out of or pertaining to (i) the fact that the Indemnified Person is or was an officer or director of the Company or any of its Subsidiaries prior to the Effective Time or (ii) matters existing or occurring at or prior to the Closing (including this Agreement and the Transactions), whether asserted or claimed prior to, at or after the Closing, in accordance with the express provisions as in effect on the date hereof of the Company’s Organizational Documents or under any indemnification agreements between a member of the Company and an Indemnified Person regarding such Indemnified Person’s indemnification rights or required to the fullest extent permitted under applicable Law. In the event of any such action, suit, claim, investigation or proceeding, each Indemnified Person will be entitled to advancement of expenses incurred in the defense of any action, suit, claim, investigation or proceeding from Buyer or the Surviving Corporation and its Subsidiaries promptly following receipt by Buyer or the Surviving Corporation from the Indemnified Person of a request therefor; provided that any person to whom expenses are advanced provides an undertaking, if and only to the extent required by the DGCL or other applicable Law and by the certificate of incorporation, bylaws, limited liability company agreement or operating agreement (or equivalent organizational documents) of the Surviving Corporation or any Subsidiary thereof.

(b) For a period of at least six (6) years from the Closing Date, Buyer and the Surviving Corporation will not, and will not permit any of their Subsidiaries to, amend, repeal or modify any advancement or indemnification provisions in such Person’s Organizational Documents), or in any agreement, relating to the exculpation or indemnification of, or advancement of expenses to, any Indemnified Person as in effect immediately prior to the Effective Time in any manner adverse to any Indemnified Person, and Buyer and the Surviving Corporation will cause all such provisions to be observed by their Subsidiaries, it being the intent of the Parties that any Indemnified Person will continue to be entitled to such exculpation, indemnification and advancement of expenses set forth in the applicable documents to the fullest extent permitted under applicable Law.

(c) At the Closing, the Surviving Corporation will (at the Company’s expense) obtain, maintain and fully pay for irrevocable “tail” insurance policies naming the Indemnified Persons as direct beneficiaries with a claims period of at least six (6) years from the Closing Date from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability and employment practices liability insurance in an amount and scope at least as favorable as the Company’s and its Subsidiaries’ existing policies with respect to matters existing or occurring at or before the Closing Date (the “D&O Tail Policy”); provided that, in the event that any claim is brought under any such policy before the sixth (6th) anniversary of the Closing Date, such insurance policies will be maintained until final disposition thereof. Buyer and the Surviving Corporation will not, and will cause their Subsidiaries to not, cancel or change such insurance policies in any respect and will maintain such policies in full force and effect.

(d) The rights of indemnification and to receive advancement of expenses as provided by this Agreement shall not be deemed exclusive of any other rights to which any Indemnified Person may at any time be entitled, and every other right and remedy of the Indemnified Persons shall be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at Law or in equity or otherwise. Buyer and Merger Sub hereby acknowledge that the Indemnified Persons have or may in the future have certain rights to indemnification, advancement of expenses or insurance provided by other Persons (collectively, “Other Indemnitors”). Buyer and Merger Sub hereby agree that, with respect to any advancement or indemnification obligation owed at any time to an Indemnified Person by Buyer, the Surviving Corporation or any of its Subsidiaries or any Other Indemnitor, whether pursuant to any certificate of incorporation, bylaws, partnership agreement, operating agreement, indemnification agreement or other document or agreement or pursuant to this Section 6.05 (any of the foregoing, an “Indemnification Obligation”), Buyer, the Surviving Corporation and its Subsidiaries shall be, and, after the Effective Time, Buyer shall cause the Surviving Corporation and its Subsidiaries to be, (i) jointly and severally, and at all times, the indemnitors of first resort (i.e., Buyer’s, the Surviving Corporation’s and its Subsidiaries’ obligations to an Indemnified Person shall be primary and any obligation of the Other Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by an Indemnified Person shall be secondary) and (ii) at all times, required to advance, and liable, jointly and severally, for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the terms of this Agreement or any Indemnification Obligation, without regard to any rights that an Indemnified Person may have against the Other Indemnitors. Furthermore, Buyer irrevocably waives, relinquishes and releases the Other Indemnitors from any and all claims (x) against the Other Indemnitors for contribution, subrogation, indemnification or any other recovery of any kind in respect thereof and (y) that the Indemnified Person must seek expense advancement, reimbursement or indemnification from any Other Indemnitor before the Surviving Corporation or its Subsidiaries or Buyer must perform its expense advancement, reimbursement and indemnification obligations under this Agreement. Buyer hereby further agrees that no advancement, indemnification or other payment by the Other Indemnitors on behalf of an Indemnified Person with respect to any claim for which an Indemnified Person has sought indemnification from Buyer or the Surviving Corporation or its Subsidiaries shall affect the foregoing, and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement, indemnification or other payment to all of the rights of recovery of such Indemnified Person against Buyer, the Surviving Corporation or its Subsidiaries, and Buyer, the Surviving Corporation and its Subsidiaries shall jointly and severally indemnify and hold harmless against such amounts actually paid by the Other Indemnitors to or on behalf of such Indemnified Person to the extent such amounts would have otherwise been payable by Buyer, the Surviving Corporation or its Subsidiaries under any Indemnification Obligation.

(e) In the event that Buyer, the Surviving Corporation or any of their Subsidiaries or any of the respective successors or assigns of the foregoing (i) consolidates with or merges into any other Person or (ii) transfers all or substantially all of its properties, rights or assets to any Person, then, in each case, Buyer or the Surviving Corporation, as applicable, will use it commercially reasonable efforts to ensure that the successors and assigns of such Persons or properties, rights or assets, as the case may be, expressly assume in writing and be bound by the obligations set forth in this Section 6.05 as a condition of succession of assignment.

(f) This Section 6.05 is intended to be for the benefit of each of the Indemnified Persons and may be enforced by any such Indemnified Person as if such Indemnified Person were a party to this Agreement. The obligations of Buyer and the Surviving Corporation under this Section 6.05 will not be terminated or modified in such a manner as to adversely affect any Person to whom this Section 6.05 applies without the consent of such affected Person.

(g) Notwithstanding the foregoing, no Indemnified Person will have any right of indemnification, advancement or exculpation from the Buyer, the Surviving Corporation or their respective successors pursuant to this Section 6.05 to the extent such Indemnified Person has (i) committed Fraud,(ii) violated any fiduciary duties under Delaware law or failed to satisfy the standards for indemnification set forth in Section 145 of the DGCL; provided, however, that nothing in this Section 6.05 shall require or permit indemnification or the advancement of expenses arising out of or in any way relating to a breach of this Agreement by the Company, or (iii) taken any action (or omitted to take any action) that constitutes a breach of this Agreement by the Company. The Buyer Parties and the Surviving Corporation, on behalf of themselves and their Subsidiaries, expressly acknowledge and agree, that the agreements contained in this Section 6.05 and the indemnification contemplated by this Section 6.05 require performance after the Closing to the maximum extent permitted by applicable Law and will survive the Closing for the maximum duration permitted under applicable Law (or if earlier, when no obligations under this Section 6.05 remain) and will not be subject to any of the survival or exclusive remedy provisions of Section 10.01.

6.06 Contact with Business Relations. Without limiting the provisions of Section 5.02, Buyer and Merger Sub acknowledge that they are not authorized to, and agree that they will not, and they will not permit any member of the Buyer Group to, contact any officer, director, employee, customer, supplier, distributor, lessee, lessor, Stockholder, Optionholder, lender, noteholder or other material business relation of the Company or its Subsidiaries before the Closing with respect to the Company, its Subsidiaries, their businesses and/or the Transactions, in each case, without receiving the prior written consent of the Company before each such contact.

6.07 Tax Matters.

(a) Transfer Taxes. At the Closing or, if due thereafter, promptly when due thereafter, all sales, use, excise, goods and services, value added, stock, conveyance, gross receipts, registration, business and occupation, securities transactions, real estate, land transfer, stamp, documentary, notarial, filing, recording, permit, license, authorization or similar Taxes and all applicable conveyance fees, recording charges and other similar fees and charges applicable to, arising out of or imposed upon the Transactions, whether imposed on Buyer, Merger Sub, the Company or any of its Subsidiaries or imposed on any holder of Options, Preferred Stock or Common Stock resulting from the Transactions (collectively, “Transfer Taxes”) will be paid equally by Buyer, on the one hand, and the Stockholders, on the other hand. Buyer will prepare any Tax Returns with respect to such Taxes, and the Representative will reasonably cooperate with Buyer in the preparation and filing of such Tax Returns.

(b) Cooperation on Tax Matters. Buyer, the Surviving Corporation and the Representative will cooperate fully, as and to the extent reasonably requested by any other Party hereto, in connection with the filing of Tax Returns, any Tax audits, Tax proceedings or other Tax‑related claims. Such cooperation will include providing records and information that are reasonably relevant to any such matters, making employees available on a mutually convenient basis to provide additional information and explaining any materials provided pursuant to this Section 6.07(b), provided that neither Buyer nor the Surviving Corporation shall be required to furnish or provide access to any portion of any Tax Return (or related books, records, or workpapers) filed on an affiliated, combined, consolidated, unitary or other group basis that does not relate to the Company and its Subsidiaries. Notwithstanding anything to the contrary in this Agreement, the Representative shall have no obligation to prepare or file any Tax Returns.

(c) Tax Sharing Agreements. Effective as of the Closing Date, any and all tax sharing or allocation agreements or arrangements to which the Company or any of its Subsidiaries is a party to shall be terminated such that none of Buyer, the Company, any of its Subsidiaries or any counterparty thereto shall have any further liability thereunder.

6.08 R&W Insurance Policy.

(a) Procurement of Policy. Buyer has acquired a conditional binder (the “Binder Agreement”) to a buyer-side representation and warranty insurance policy with respect to the representations and warranties of the Company in this Agreement (the “R&W Insurance Policy”). All costs and expenses related to the R&W Insurance Policy, including, without limitation, the total premium, underwriting costs and due diligence fees, brokerage commission, Taxes related to such policy and other fees and expenses associated with such policy (such costs, other than the R&W Deductible, the “R&W Costs”) will be borne equally by Buyer and the Company; provided, however, that R&W Costs shall not include the Buyer’s due diligence fees. Buyer agrees to use commercially reasonable efforts to ensure that the R&W Insurance Policy contains express provisions whereby (a) the insurer expressly waives, and agrees not to pursue, directly or indirectly, except claims for a in the case of Fraud, any subrogation rights against the Company, its Subsidiaries, any Stockholder, any Optionholder or any of their direct or indirect equityholders or any of their Affiliates with respect to any claim made by any insured thereunder and (b) the insurer expressly agrees that Buyer and its Affiliates shall have no obligation to first pursue any claim against the Company, its Subsidiaries or any Stockholder or any of their direct or indirect equityholders or any of their Affiliates in connection with any loss, liability or damage related thereto). Buyer and its Affiliates will not amend, waive or otherwise modify the anti-subrogation provisions of the R&W Insurance Policy in any manner that would allow the insurer thereunder or any other Person to, except claims in the event of Fraud, subrogate or otherwise make or bring any action or proceedings against the Company, its Subsidiaries, any Stockholder, any Optionholder or any of their direct or indirect equityholders or any of their Affiliates.

(b) R&W Deductible. Buyer shall have the right to seek reimbursement from the Deductible Escrow Account for that part of a loss that, pursuant to the coverage under the R&W Insurance Policy, constitutes the second half of the R&W Deductible (i.e., exceeds $1,735,000). Reimbursement from the Deductible Escrow Account shall be Buyer’s sole and exclusive recourse from the Seller Group for any such loss. Any claim for reimbursement made pursuant to this Section 6.08(b) shall be satisfied in accordance with the Escrow Agreement within 30 days of written notice from Buyer to the Representative, which written notice shall provide reasonable substantiation that such loss constituted the second half of the R&W Deductible. On the date that the amount of losses reimbursable hereunder reaches the Deductible Escrow Amount, Buyer shall have no further right to reimbursement or recovery with respect to the matters set forth in this Section 6.08(b). For the avoidance of doubt, Buyer shall be entitled to seek reimbursement from the Deductible Escrow Account only after the first half of the R&W Deductible has been fully satisfied.

ARTICLE VII

CONDITIONS TO CLOSING

7.01 Conditions to All Parties’ Obligations. The respective obligations of each of the Company, Buyer and Merger Sub to consummate the Transactions, including the Merger, are subject to the satisfaction of each of the following conditions at the Closing:

(a) HSR Approval. The applicable waiting period under the HSR Act has expired or been terminated (the “HSR Approval”).

(b) No Prohibitions. No court or other Governmental Body has issued, enacted, entered, promulgated or enforced any Law or Order (that has not been vacated, withdrawn or overturned) restraining, enjoining or otherwise prohibiting the Merger.

(c) No Termination. This Agreement has not been terminated in accordance with Section 8.01.

7.02 Conditions to Buyer’s and Merger Sub’s Obligations. The obligations of Buyer and Merger Sub to consummate the Transactions, including the Merger, are subject to the satisfaction (or waiver in writing by Buyer) of each of the following conditions at the Closing:

(a) Representations and Warranties. (i) The representations and warranties set forth in ARTICLE III (other than the Fundamental Representations and the representation and warranty set forth in clause (ii) of the first sentence of Section 3.07) shall be true, complete and correct as of the Closing Date (disregarding all qualifications or limitations as to “materiality,” “in all material respects” or “Material Adverse Effect” and words of similar import set forth therein) as though such representations and warranties had been made on and as of the Closing Date (except that representations and warranties that are made as of a specified date need be true and correct only as of such date), except in each case under this clause (i), as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and (ii) the Fundamental Representations set forth in ARTICLE III shall be true and correct in all material respects as of the Closing Date as though such representations and warranties had been made on and as of the Closing Date.

(b) Compliance with Obligations. The Company shall have performed in all material respects all obligations, and complied in all material respects with the covenants and agreements required to be performed by or complied with by it under this Agreement at or prior to the Closing.

(c) No Material Adverse Effect. No Material Adverse Effect shall have occurred after the date of this Agreement and shall be continuing.

(d) FIRPTA Certificate. The Company shall have delivered a certificate and notice in the form required by Treasury Regulations Section 1.897‑2(h) executed by a duly authorized officer of the Company certifying that the Company is not and has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(e) Company Closing Certificate. The Company has delivered to Buyer and Merger Sub a Company Closing Certificate signed by a duly authorized officer of the Company, in the form of Exhibit F and dated as of the Closing Date, stating that the conditions set forth in Section 7.02(a), Section 7.02(b) and Section 7.02(c) have been satisfied.

(f) No Dissenting Shares. No holder of Common Stock shall have demanded and perfected their appraisal rights in accordance with Section 262 of the DGCL that has not effectively withdrawn or lost such appraisal rights.

(g) Necessary Stockholder Approval. The Necessary Stockholder Approval shall remain in full force and effect.

(h) Closing Statement. The Company shall have delivered to Parent the Closing Statement in accordance with Section 1.05.

(i) Resignations of Directors and Officers; Releases. Each of the directors and officers of the Company and its Subsidiaries identified by Buyer on Schedule 7.02(i) shall have executed and delivered to Buyer a resignation letter in form and substance reasonably satisfactory to Buyer.

(j) Affiliate Contracts. The Company will cause the termination, effective no later than the Effective Time, of the contracts or arrangements set forth on Schedule 7.02(j).

(k) Payoff Letters. The Company shall have delivered to Buyer the Payoff Letters with respect to all Indebtedness for Borrowed Money, with an agreement either to provide and file or to authorize the filing of termination statements on Form UCC‑3, or other appropriate releases following any payoff thereof, at least one (1) Business Day prior to the Closing (the “Payoff Letters”).

7.03 Conditions to the Company’s Obligations. The obligation of the Company to consummate the Transactions, including the Merger, is subject to the satisfaction (or waiver in writing by the Company) of the following conditions at the Closing:

(a) Representations and Warranties. (i) The representations and warranties set forth in ARTICLE IV shall be true, complete and correct as of the Closing Date (disregarding all qualifications or limitations as to “materiality,” “in all material respects” or “Material Adverse Effect” and words of similar import set forth therein), as though such representations and warranties had been made on and as of the Closing Date (except that representations and warranties that are made as of a specified date need be true and correct only as of such date), except where the failure of such representations and warranties to be true and correct individually or in the aggregate has not prevented, and would not reasonably be expected to prevent, the ability of Buyer to perform its obligations under this Agreement (including to consummate the Transactions); and (ii) the Fundamental Representations set forth in ARTICLE IV shall be true and correct in all material respects as of the Closing Date.

(b) Compliance with Obligations. Buyer and Merger Sub shall have performed in all material respects all obligations, and complied in all material respects with the covenants and agreements required to be performed by or complied with by it under this Agreement at or prior to the Closing.

(c) Board Approval. Buyer shall have delivered copies certified by a duly authorized officer of Buyer of (i) the resolutions or consents of the boards of directors of each of Buyer and Merger Sub approving this Agreement and the Merger, and (ii) the unanimous written consent of Buyer, as the sole stockholder of Merger Sub, approving this Agreement and the Merger.

(d) Buyer Closing Certificate. Buyer and Merger Sub have delivered to the Company and the Representative a certificate signed by a duly authorized officer of Buyer and Merger Sub, in the form of Exhibit G and dated as of the Closing Date, stating that the conditions set forth in Section 7.03(a) and Section 7.03(b) have been satisfied.

7.04 Waiver of Conditions. Upon consummation of the Closing, at the Effective Time, any condition set forth in this ARTICLE VII which was not satisfied as of the Effective Time will be deemed to have been waived for all purposes by the Party having the benefit of such condition as of and after the Effective Time.

ARTICLE VIII

TERMINATION

8.01 Termination. This Agreement may be terminated at any time prior to the Closing as follows and in no other manner:

(a) by mutual written consent of Buyer, on the one hand, and the Company, on the other hand;

(b) by Buyer, on the one hand, or by the Company, on the other hand, if the Closing has not occurred on or before January 14, 2022 (as such date may be extended pursuant to Section 10.16, the “End Date”); provided that (i) no termination may be made under this Section 8.01(b) if the failure to consummate the Closing by the End Date was caused by the breach of the Party seeking to terminate this Agreement pursuant to this Section 8.01(b) and (ii) if the satisfaction, or waiver by the appropriate Party, of all of the conditions contained in ARTICLE VII (other than those conditions that by their nature only can be satisfied at the Closing, but subject to such conditions being able to be satisfied at the Closing) occurs two (2) Business Days or less before the End Date, then neither Buyer nor the Company will be permitted to terminate this Agreement pursuant to this Section 8.01(b) until the third (3rd) Business Day after the End Date; provided, further, that Buyer shall have no right to terminate this Agreement pursuant to this Section 8.01(b) during the pendency of a legal proceeding by the Company or the Representative for specific performance pursuant to Section 10.16;

(c) by Buyer, upon a breach of any covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company has become untrue, in each case, such that the conditions set forth in Section 7.02(a) or Section 7.02(b) would not be satisfied; provided, however, that, (i) if such breach is curable by the Company, then Buyer may not terminate this Agreement under this Section 8.01(c) unless such breach has not been cured by the date which is the earlier of (A) two (2) Business Days prior to the End Date and (B) thirty (30) days after Buyer notifies the Company in writing of such breach and (ii) the right to terminate this Agreement pursuant to this Section 8.01(c) will not be available to Buyer at any time that Buyer or Merger Sub is then in breach of any covenant, agreement or representation and warranty hereunder, in each case such that the conditions set forth in Section 7.03(a) or Section 7.03(b) would not be satisfied;

(d) by the Company, upon a breach of any covenant or agreement on the part of Buyer or Merger Sub set forth in this Agreement, or if any representation or warranty of Buyer or Merger Sub has become untrue, in each case, such that the conditions set forth in Section 7.03(a) or Section 7.03(b) would not be satisfied; provided, however, that, (i) if such breach is curable by Buyer or Merger Sub, then the Company may not terminate this Agreement under this Section 8.01(d) unless such breach has not been cured by the date which is the earlier of (A) two (2) Business Days prior to the End Date and (B) thirty (30) days after the Company notifies Buyer in writing of such breach and (ii) the right to terminate this Agreement pursuant to this Section 8.01(c) will not be available to the Company at any time that the Company is then in breach of any covenant, agreement or representation and warranty hereunder, in each case, such that the conditions set forth in Section 7.02(a) or Section 7.02(b) would not be satisfied; and

(e) by Buyer, by written notice to the Company, on or after the third (3rd) Business Day after the date of this Agreement.

The Party desiring to terminate this Agreement pursuant to this Section 8.01 shall give written notice of such termination to the other Party. Any termination by the Company under this Section 8.01 will be by action of its board of directors (without requiring any action by the Stockholders or any other Person).

8.02 Effect of Termination. If this Agreement is validly terminated pursuant to Section 8.01, this Agreement will become void and have no further legal effect, and each of the Parties shall be relieved of their duties and obligations arising under this Agreement after the date of such termination without any liability on the part of any Party hereto or their respective officers, directors, managers, members, stockholders or Affiliates, (i) other than liabilities and obligations under the Confidentiality Agreement, (ii) except that the provisions of this Section 8.02, Section 8.03 and ARTICLE X will survive any termination of this Agreement, (iii) except that no such termination will relieve any Party from any liabilities, losses, damages, obligations, costs or expenses relating to such Party’s willful breach of this Agreement, including the failure to cause the Closing to occur when the conditions set forth in Article VII have been satisfied or waived.

8.03 Certain Other Effects of Termination. In the event of the termination of this Agreement by either the Company or Buyer as provided in Section 8.01, the Confidentiality Agreement will remain in full force and effect and survive the termination of this Agreement for a period of two (2) years following the date of such termination (and, notwithstanding anything contained in this Agreement or the Confidentiality Agreement to the contrary, the Confidentiality Agreement term will be automatically amended to be extended for such additional two (2) year period).

ARTICLE IX

ADDITIONAL AGREEMENTS AND COVENANTS

9.01 Further Assurances. From time to time, as and when requested by any Party hereto and at such Party’s expense, any other Party will execute and deliver, or cause to be executed and delivered, all such documents and instruments and will take, or cause to be taken, all such further or other actions as such requesting Party may reasonably deem necessary or desirable to evidence and effectuate the Transactions.

9.02 Employees and Employee Benefits.

(a) Compensation and Benefits. Effective as of the Closing and continuing for one (1) year thereafter, Buyer will, or will cause its Affiliates, the Surviving Corporation and its Subsidiaries to, provide to all employees of the Company and its Subsidiaries as of immediately following the Closing (the “Retained Employees”) compensation (other than equity compensation) and benefit plans, programs, arrangements, agreements and policies that, in the aggregate, are substantially comparable in all material respects to those provided to the Retained Employees immediately before the Closing. Without limiting the foregoing, for a period beginning on the Closing Date and continuing for a one (1) year period thereafter, Buyer will or will cause its Affiliates, the Surviving Corporation or its Subsidiaries to provide to each Retained Employee who remains in the employment of Buyer or any of its Affiliates (including the Surviving Corporation or any of its Subsidiaries) (i) a base salary or wage rate and cash bonus and commission opportunity at least equal to the base salary or wage rate and bonus and commission opportunity in effect for such Retained Employee immediately before the Closing and (ii) employee benefits (excluding equity compensation) that are comparable to the benefits applicable to such Retained Employee immediately prior to closing. Nothing in this Section 9.02(a) will obligate Buyer or the Surviving Corporation or any of its Subsidiaries to continue (and will not prevent Buyer or the Surviving Corporation or any of its Subsidiaries from modifying or terminating) the employment of any such Retained Employee. Buyer will be solely responsible for complying with the requirements of Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code for any individual who is an “M&A qualified beneficiary” as defined in Treas. Reg. Sec. 54.4980B‑9e.

(b) Employee Service Credit. Buyer (i) will give, or cause the Surviving Corporation to give, each Retained Employee credit under any benefit or compensation plan, program, agreement, arrangement or policy of Buyer or any of its Affiliates (including retirement, vacation, paid time off, sick leave and severance policies), for purposes of eligibility, vesting and entitlement to such amount of vacation, paid time off, sick leave and severance benefits for the Retained Employee’s service with the Company and its Affiliates prior to the Closing Date to the same extent such service was recognized under a similar Plan, except in each case, to the extent such treatment would result in duplicative benefits, (ii) will allow such Retained Employees to participate in each plan providing welfare benefits without regard to preexisting‑condition limitations, waiting periods, evidence of insurability or other exclusions or limitations not imposed on the Retained Employee by the corresponding Plans immediately prior to the Closing Date, and (iii) if any of the Plans that provide welfare benefits are terminated prior to the end of the plan year that includes the Closing Date, Buyer will cause each Retained Employee to be credited with any expenses that were covered by the Plans during such plan year for purposes of determining deductibles, co‑pays and other applicable limits under any replacement plans.

(c) Vacation Pay and Personal Holidays. If administratively possible, Buyer will cause the Surviving Corporation to continue to credit to each Retained Employee all accrued but unused vacation, paid time off, sick leave, and personal holiday pay that the Retained Employee is entitled to as of the Closing Date, including any earned vacation, paid time off, sick leave, or personal holiday pay to be used in future years, and will assume all liability for the payment of such amounts.

(d) No Third Party Beneficiaries. The provisions contained in this Section 9.02 are for the sole benefit of the Parties to this Agreement and nothing set forth in this Section 9.02 will (i) confer any rights or remedies, including any third‑party beneficiary rights, upon any employee or former employee of the Company, any Retained Employee or upon any other Person other than the Parties hereto and their respective successors and assigns, (ii) be construed to establish, amend, or modify any Plan or any other benefit plan, program, agreement or arrangement or (iii) subject to compliance with the other provisions of this Section 9.02, alter or limit Buyer’s or the Surviving Corporation’s or any of its Subsidiaries’ ability to amend, modify or terminate any specific benefit plan, program, agreement or arrangement (including the ability to terminate employment of Retained Employees) at any time.

(e) Termination of 401(k) Plans. Upon receipt of written request by Buyer at least ten (10) Business Days prior to the Closing Date, the Company and its Affiliates shall take all actions reasonably necessary or appropriate to terminate all Code Section 401(k) arrangements sponsored by them by proper Board action effective no later than the day before the Closing Date.

9.03 Antitrust Notification.

(a) The Company and the Buyer Parties will, (i) as promptly as practicable and no later than five (5) Business Days following the date of this Agreement, file with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”), any notification form required pursuant to the HSR Act for the Transactions, which form will specifically request early termination of the waiting period prescribed by the HSR Act (provided that, in the event the FTC and/or the DOJ are closed or not otherwise accepting such filings under the HSR Act (a “Government Closure”), such five (5) Business Day period shall be extended day-for-day, for each Business Day a Government Closure is in effect); and (ii) as promptly as practicable file any filing notification form required pursuant to any other Antitrust Law. Each of the Company and the Buyer Parties will furnish to each other’s counsel such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act or any other Antitrust Law and will respond to any request for supplemental information from any Governmental Body as promptly as reasonably practicable. Buyer and the Company will split equally all filing fees payable in connection with any filings related to Antitrust Laws (the “HSR Fees”).

(b) Subject to the last sentence of this Section 9.03(b), the Company and the Buyer Parties will use their reasonable best efforts to promptly obtain any HSR Approval and any other approval required under any other Antitrust Laws for the consummation of the Transactions and will keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, any Governmental Body and will respond promptly to any such inquiry or request. Neither the Buyer Parties nor the Company shall commit to or agree with any Governmental Body to stay, toll or extend any applicable waiting period under the HSR Act or to otherwise delay consummation of the Transactions, without the prior written consent of the other Party. The Buyer Parties will take, and will cause their Affiliates to take, commercially reasonably steps to avoid or eliminate each impediment under any Law that is asserted by any Governmental Body or any other Person so as to enable the Parties to close the Transactions as expeditiously as possible, and in any event before the End Date.

(c) The Parties hereto commit to instruct their respective counsel to cooperate with each other and use reasonable best efforts to facilitate and expedite the identification and resolution of any issues arising under any Antitrust Law at the earliest practicable dates. Such reasonable best efforts and cooperation include counsel’s undertaking (i) to keep each other appropriately informed of material communications from and to personnel of Governmental Bodies and (ii) to confer with each other regarding appropriate contacts with and response to personnel of such Governmental Bodies and the content of any such contacts or presentations. Neither the Company nor the Buyer Parties will participate in any meeting or discussion with any Governmental Body with respect of any such filings, applications, investigation or other inquiry without giving the other Party prior notice of the meeting or discussion and, to the extent permitted by the relevant Governmental Body, the opportunity to attend and participate in such meeting or discussion (which, at the request of either Buyer or the Company, will be limited to outside antitrust counsel only). The Company will have the right to review (subject to appropriate redactions for confidentiality and attorney‑client privilege concerns) and comment on the content of any presentations, white papers or other written materials to be submitted to any Governmental Body in advance of any such submission.

(d) Except as specifically required by this Agreement, the Parties will not take any action, or refrain from taking any action, the effect of which would be to materially delay or impede the ability of the Parties to consummate the Transactions. Without limiting the generality of the foregoing, the Buyer Parties will not, and will not permit any member of the Buyer Group or their respective Affiliates to, acquire or agree to acquire (by merging or consolidating with, or by purchasing any assets of or equity in, or by any other manner), any Person or portion thereof, or otherwise acquire or agree to acquire any assets, if the entering into a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation could reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any permits, orders or other approvals of any Governmental Body necessary to consummate the Transactions or the expiration or termination of any applicable waiting period, (ii) materially increase the risk of any Governmental Body entering an order prohibiting the consummation of the Transactions or (iii) materially delay the consummation of the Transactions.

9.04 Written Consents; Section 262 Notices.

(a) Promptly (and in any event within three (3) Business Days) following the execution and delivery of this Agreement, the Company shall deliver to Buyer a copy of an irrevocable written consent of Stockholders constituting the Necessary Stockholder Approval, evidencing the adoption of this Agreement and the approval of the Transactions.

(b) The Company will, in accordance with applicable Law and its organizational documents, on or before the fifteenth (15th) Business Day after the date of this Agreement, deliver to any Stockholder that has not theretofore executed a written consent adopting this Agreement, approving the Transactions and waiving any appraisal rights under Section 262 of the DGCL (each, a “Remaining Stockholder”) a request that such Stockholder execute the written consent of the Company’s Stockholders approving the Merger as provided in Section 228 of the DGCL and that such Stockholder waive any appraisal rights under Section 262 of the DGCL. In connection with such request, the Company will, through its board of directors, recommend to its Stockholders approval of the Merger. Approval of this Agreement by the Stockholders of the Company will not restrict the ability of the Company’s board of directors thereafter to terminate or amend this Agreement to the extent permitted by this Agreement and not prohibited under Section 251(d) of the DGCL. As soon as reasonably practicable after the date of this Agreement, the Company will deliver to Buyer, for review and comment, the information statement or other information to be delivered to the Remaining Stockholders, and will incorporate therein any reasonable comments of Buyer and its legal counsel delivered to the Company within two (2) Business Days after receiving such information statement or other information. Such information statement or other information will be mailed by the Company to the Remaining Stockholders not later than fifteen (15) Business Days after the date of this Agreement.

9.05 Invention Assignment Agreements. Following the date hereof, the Company shall use commercially reasonable efforts (which shall not include payment of any material consideration by the Company) to deliver to Buyer Proprietary Information and Invention Agreements in form and substance reasonably satisfactory to Buyer executed by each of the Retained Employees listed on Schedule 9.05(a).

ARTICLE X

MISCELLANEOUS

10.01 Survival; Certain Waivers.

(a) Each of the representations and warranties and the covenants and agreements (to the extent such covenant or agreement contemplates or requires performance by such Party prior to the Closing) of the Parties set forth in this Agreement or any Transaction Document, or in any certificate delivered hereunder or thereunder, will terminate effective immediately as of the Closing. Each covenant and agreement requiring performance after the Closing, will, in each case, expressly survive the Closing in accordance with its terms, and if no term is specified, then for the maximum duration permitted under applicable Law, and nothing in this Section 10.01(a) will be deemed to limit any rights or remedies of any Person for breach of any such surviving covenant or agreement (with it being understood that Buyer and Merger Sub will also be liable for breach of any covenant or agreement requiring performance by the Surviving Corporation or any of its Subsidiaries after the Closing, and that nothing herein will limit or affect Buyer’s or Merger Sub’s or any of their respective Affiliates’ liability for the failure to pay the Merger Consideration (in whole or in part) or pay any other amounts payable by them (in whole or in part) as and when required by this Agreement).

(b) Except with respect to claims based on Fraud, from and after the Effective Time, to the fullest extent permitted under applicable Law, the Company and the Buyer Parties expressly waive, on their own behalf and on behalf of the Buyer Group, any and all rights, claims and causes of action any of them may have against any Seller Party (excluding any Person who continues to be an officer or employee of the Company or any of its Subsidiaries after the Effective Time, but only in such Person’s capacity as such) relating to (i) the operation of the Company or its Subsidiaries or their respective businesses prior to the Closing, (ii) the preparation, negotiation, execution or consummation of this Agreement and any other document, certificate, instrument or agreement prepared in connection with this Agreement or the Transactions contemplated hereby, and (iii) any Seller Party’s status as a holder of Company Capital Stock at any time prior to the Closing, (regardless of the theory of liability, whether breach of contract, tort, conspiracy, equity or other theory of liability), including any right, whether arising at law or in equity, to seek indemnification, contribution, cost recovery, damages, or any other recourse or remedy (other than, and solely with respect to, any of the covenants that survive the Closing in accordance with Section 10.01(a)), in each case, whether known or unknown, suspected or unsuspected. Furthermore, from and after the Effective Time, without limiting the generality of this Section 10.01, to the fullest extent permitted under applicable Law, no action, suit or litigation proceeding will be brought, encouraged, supported or maintained by, or on behalf of, any member of the Buyer Group (including, after the Effective Time, the Surviving Corporation and its Subsidiaries) or the Seller Group against any of the Seller Parties or Buyer Parties (excluding any Person who continues to be an officer or employee of the Company or any of its Subsidiaries after the Effective Time, but only in such Person’s capacity as such), as the case may be, and no recourse will be sought or granted against any of them, by virtue of, or based upon, any alleged misrepresentation or inaccuracy in, or breach of, any of the representations, warranties, covenants or agreements of the Company or any other Person set forth or contained in this Agreement or any other document contemplated hereby or any certificate, instrument, opinion, agreement or other document of the Company or any other Person delivered hereunder or in connection with the Transactions (other than, and solely with respect to, any of the covenants that survive the Closing in accordance with Section 10.01(a)), the subject matter of this Agreement or any other document contemplated hereby, the Transactions, the business, the ownership, operation, management, use or control of the business of the Company or any of its Subsidiaries, any of their assets, or any actions or omissions at, or prior to, the Closing or the Effective Time.

(c) The Buyer Parties and the Seller Parties expressly acknowledge and agree, on their own behalf and on behalf of the Buyer Group or the Seller Group, as the case may be, that the agreements contained in this Section 10.01 (i) require performance after the Closing to the maximum extent permitted by applicable Law and will survive the Closing for the maximum duration permitted under applicable Law and will not be subject to any of the survival or exclusive remedy provisions of this Section 10.01; and (ii) are an integral part of the Transactions and that, without the agreements set forth in this Section 10.01, none of the Parties would enter into this Agreement and the Company would not have obtained the Necessary Stockholder Approval.

(d) For the avoidance of doubt, the foregoing shall not be deemed to be a waiver of claims for Fraud.

10.02 Acknowledgment by the Buyer Parties(a) . The Buyer Parties expressly acknowledge and agree, on their own behalf and on behalf of the Buyer Group, that they have conducted an independent investigation and verification of the business, financial condition, results of operations, assets, liabilities, properties, contracts, and prospects of the Company and its Subsidiaries, and, in making their determination to proceed with the Transactions, and subject to the following sentence, the Buyer Parties have relied solely on the results of their own independent investigation and verification and have not relied on, are not relying on, and will not rely on, any of the Company, its Subsidiaries, any Optionholder or any Stockholder of the Company or any of their respective Affiliates (or any representations, warranties, information, statements, disclosures, or materials of or provided by any of the foregoing). The Buyer Parties expressly acknowledge and agree, on their own behalf and on behalf of the Buyer Group, that: (i) the representations and warranties of the Company expressly and specifically set forth in ARTICLE III, the Transaction Documents and any certificate or instrument delivered pursuant to this Agreement, in each case, as qualified by the Disclosure Schedules, are the sole and exclusive representations, warranties, information, statements, disclosures and/or materials of any kind made or provided to the Buyer Parties and on which the Buyer Parties may rely in connection with the Transactions; and (ii) all other representations, warranties, information, statements, disclosures and/or materials of any kind or nature expressed or implied, whether in written, electronic or oral form are specifically disclaimed by the Company, on its behalf and on behalf of the Seller Parties. Without limiting the generality of the foregoing, in connection with the investigation by the Buyer Parties of the Company and its Subsidiaries, the Buyer Parties and their Affiliates, and the representatives of each of the foregoing, have received or may receive, from or on behalf of the Company, certain projections, forward‑looking statements and other forecasts (whether in written, electronic or oral form, and including in any information presentation or management presentation, the Dataroom, management meetings, etc.) (collectively, “Projections”). The Buyer Parties expressly acknowledge and agree, on their own behalf, and on behalf of the Buyer Group, that (i) such Projections are being provided solely for the convenience of the Buyer Parties to facilitate their own independent investigation of the Company and its Subsidiaries, (ii) there are uncertainties inherent in attempting to make such Projections, (iii) the Buyer Parties are familiar with such uncertainties, and (iv) the Buyer Parties are taking full responsibility for making their own evaluation of the adequacy and accuracy of all Projections (including the reasonableness of the assumptions underlying such Projections). For the avoidance of doubt, nothing in this Section 10.02 shall be deemed to be a waiver of claims for Fraud.

10.03 Provision Respecting Representation of Company. Each of the Parties to this Agreement hereby agrees, on its own behalf and on behalf of its directors, members, partners, managers, members, officers, employees and Affiliates, (a) that Goodwin Procter LLP has been retained by, and may serve as counsel to, each and any of the Representative, the Optionholders and Stockholders and their respective Affiliates (other than the Company and its Subsidiaries) (individually and collectively, the “Seller Group”), on the one hand, and the Company and its Subsidiaries, on the other hand, in connection with the negotiation, preparation, execution and delivery of this Agreement, (b) that Goodwin Procter LLP has not acted as counsel for any other Party hereto in connection with the Transactions and that none of the other Parties hereto has the status of a client of Goodwin Procter LLP for conflict of interest or any other purposes as a result thereof and (c) that, following consummation of the Transactions, Goodwin Procter LLP (or any of its successors) may serve as counsel to the Seller Group or any director, shareholder, partner, manager, member, officer, employee or Affiliate of any member of the Seller Group, in connection with any litigation, action, suit, claim, investigation, proceeding or obligation arising out of or relating to this Agreement or the Transactions. Notwithstanding such representation or any continued representation of the Company or any of its Subsidiaries, each of the Parties hereto (on their own behalf and on behalf of their Affiliates) hereby consents thereto and expressly waives any conflict of interest arising therefrom, and each of such Parties will cause any Affiliate thereof to consent to expressly waive any conflict of interest arising from such representation. Buyer, the Company and the Seller Group hereby agree that, in the event that a dispute arises after the Closing between Buyer, the Company, and/or its Subsidiaries on the one hand, and the Seller Group or their respective Affiliates, on the other hand, Goodwin Procter LLP may represent the Seller Group and/or such Affiliates in such dispute even though the interests of the Seller Group and/or such Affiliates may be directly adverse to Buyer, the Company or its Subsidiaries, and even though Goodwin Procter LLP may have represented the Company or its Subsidiaries in a matter substantially related to such dispute, or may be handling ongoing matters for Buyer, the Company or any of their Subsidiaries. In addition, Buyer agrees that (x) all communications prior to the Effective Time among any member of the Seller Group, the Company and its Subsidiaries, any of their respective Affiliates, directors, officers, employees or Advisors, and Goodwin Procter LLP that relate to the negotiation, preparation, execution, delivery and closing under, or any dispute arising in connection with, this Agreement, or otherwise relating to any potential sale of the Company or the Transactions (the “Protected Seller Communications”), will be deemed to be privileged and confidential communications, (y) all rights to such Protected Seller Communications, the expectation of client confidentiality, and the control of the confidentiality and privilege applicable thereto, belong to and will be retained by the Seller Group.

10.04 Press Releases and Communications. No press release or public announcement related to this Agreement or the Transactions (including any press release or other public announcement disclosing the Merger Consideration (or any other amounts related thereto)) will be issued or made by any Party to this Agreement or any of its Affiliates or representatives without the joint approval of Buyer and the Representative, unless required by Law or the rules and regulations of any applicable stock exchange, in which case Buyer and the Representative, as applicable, will have the right to review and comment on such press release or announcement in advance of such publication; provided that each Seller Party and member of the Buyer Group will be entitled to communicate regarding the Transaction with its and its Affiliates’ investors and proposed investors in the ordinary course of business if such investors are bound by an obligation of confidentiality with respect to such communications.

10.05 Expenses. Whether or not the Closing takes place, except as otherwise provided herein, all fees, costs and expenses (including fees, costs and expenses of Advisors and appraisal fees, costs and expenses, and travel, lodging, entertainment and associated expenses) incurred in connection with the negotiation of this Agreement and the consummation of the Transactions will, subject to Section 10.19, be paid by the party incurring such expenses, except that (i) Buyer and the Company will equally bear all fees and expenses of the Paying Agent and the Escrow Agent, (ii) the fees and expenses of the Firm will be allocated pursuant to Section 1.08(c), as applicable, (iii) all fees and expenses in connection with the D&O Tail Policy will be allocated pursuant to Section 6.05(c), (iv) all filing fees associated with any filing or submission that is necessary in connection with Antitrust Laws will be allocated pursuant to Section 9.03, (v) all Transfer Taxes will be allocated pursuant to Section 6.07(a) and (vi) Buyer and Company will each pay 50% of (1) the R&W Costs pursuant to Section 6.08(a) and (2) the deductible or retention on the R&W Insurance Policy (the “R&W Deductible”) pursuant to Section 6.08(b).

10.06 Notices. Except as otherwise expressly provided herein, all notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given (a) when personally delivered, (b) when transmitted via electronic mail (unless transmitted after 5 p.m. Eastern Time, then on the next Business Day), (c) the day following the day on which the same has been delivered prepaid to a reputable national overnight air courier service or (d) the third (3rd)Business Day following the day on which the same is sent by certified or registered mail, postage prepaid, in each case, to the respective Party at the electronic mail address or street address, as applicable, set forth below, or at such other electronic mail address or street address as such Party may specify by written notice to the other Party hereto, provided that with respect to notices deliverable to the Representative, such notices shall be delivered solely via email:

Notices to Buyer, Merger Sub and/or the Surviving Corporation (following the Effective Time):

Verra Mobility Corporation
1150 N. Alma School Road

Mesa, AZ 85201

Attention: Rebecca Collins, General Counsel

Email: Rebecca.collins@verramobility.com

with a copy to (which shall not constitute notice): DLA Piper LLP (US) 2525 E. Camelback Road, Suite 1000 Phoenix, AZ 85016 Attention: Steven D. Pidgeon Email: steven.pidgeon@us.dlapiper.com

Notices to the Company (prior to the Effective Time):

T2 Systems Parent Corporation
c/o Thoma Bravo, LLC
600 Montgomery Street, 20th Floor

San Francisco, CA 94111

Attention: A.J. Rohde

Email: arohde@thomabravo.com

with a copy to (which shall not constitute notice): Goodwin Procter LLP 601 Marshall Street Redwood City, CA 94063 Attention: David Johanson Email: djohanson@goodwinlaw.com

Notices to the Representative: Thoma Bravo Discover Fund, L.P. 600 Montgomery Street, 20th Floor Attention: A.J. Rohde Email: arohde@thomabravo.com with a copy to (which shall not constitute notice): Goodwin Procter LLP 601 Marshall Street Redwood City, CA 94063 Attention: David Johanson Email: djohanson@goodwinlaw.com

10.07 Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights or obligations hereunder may be assigned or delegated without the prior written consent of (a) prior to the Closing, the Company and Buyer and (b) from and after the Closing, the Surviving Corporation and the Representative; provided, that Buyer and Merger Sub may assign this Agreement to any of their respective Subsidiaries, provided that no such assignment shall relieve Buyer or Merger Sub of their respective obligations under this Agreement.

10.08 Amendment and Waiver. Except as provided herein, any provision of this Agreement or the Disclosure Schedules or exhibits hereto may be amended only in a writing signed by Buyer, the Company, the Representative and, prior to the Effective Time, Merger Sub. Subject to Section 7.04, with respect to the waiver of conditions to Closing as of the Effective Time, any waiver of any provision of this Agreement will be effective against Buyer, the Company, the Representative or, prior to the Closing, Merger Sub, only as set forth in a writing executed by such Person. No waiver of any provision hereunder or any breach or default thereof will extend to or affect in any way any other provision or prior or subsequent breach or default.

10.09 Third Party Beneficiaries. Except (a) as otherwise expressly provided herein, including Section 6.05 and (b) for Sections 6.08, 10.01, 10.02, 10.03, 10.04, 10.08, 10.09 and 10.10, in respect of which each member of the Seller Group is a third party beneficiary, nothing expressed or referred to in this Agreement will be construed to give any Person other than the Parties to this Agreement any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the Parties hereto and are for the sole benefit of the Parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the Parties hereto in accordance with this Agreement without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties hereto of risks associated with particular matters regardless of the knowledge of any of the Parties hereto. Consequently, Persons other than the Parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

10.10 Non‑Recourse. This Agreement may only be enforced against, and any action, suit, claim, investigation, or proceeding based upon, arising out of or related to this Agreement may only be brought against, the Persons that are expressly named as parties to this Agreement. Except to the extent named as a party to this Agreement, and then only to the extent of the specific obligations of such parties set forth in this Agreement, no past, present or future shareholder, member, partner, manager, director, officer, employee, Affiliate, agent or Advisor of any party to this Agreement or any Subsidiary of the Company will have any liability (whether in contract, tort, equity or otherwise) for any of the representations, warranties, covenants, agreements or other obligations or liabilities of any of the parties to this Agreement or for any action, suit, claim, investigation, or proceeding based upon, arising out of or related to this Agreement.

10.11 Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

10.12 Construction. The language used in this Agreement will be deemed to be the language chosen by the Parties hereto to express their mutual intent, and no rule of strict construction will be applied against any Person. The headings of the sections and paragraphs of this Agreement have been inserted for convenience of reference only and will in no way restrict or otherwise modify any of the terms or provisions hereof.

10.13 Disclosure Schedules. The Disclosure Schedules have been arranged for purposes of convenience in separately numbered sections corresponding to the sections of this Agreement; however, each section of the Disclosure Schedules will be deemed to incorporate by reference all information disclosed in any other section of the Disclosure Schedules to the extent the relevance of such information to such other section of the Disclosure Schedules is reasonably apparent. Capitalized terms used in the Disclosure Schedules and not otherwise defined therein have the meanings given to them in this Agreement. The specification of any dollar amount or the inclusion of any item in the representations and warranties contained in this Agreement, the Disclosure Schedules or the attached exhibits is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed (including whether such amounts or items are required to be disclosed as material or threatened) or are within or outside of the ordinary course of business, and no Party will use the fact of the setting of the amounts or the fact of the inclusion of any item in this Agreement, the Disclosure Schedules or exhibits in any dispute or controversy between the Parties as to whether any obligation, item or matter not set forth or included in this Agreement, the Disclosure Schedules or exhibits is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened) or are within or outside of the ordinary course of business. In addition, matters reflected in the Disclosure Schedules are not necessarily limited to matters required by this Agreement to be reflected in the Disclosure Schedules. Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature. No information set forth in the Disclosure Schedules will be deemed to broaden in any way the scope of the Parties’ representations and warranties. Any description of any agreement, document, instrument, plan, arrangement or other item set forth on any Disclosure Schedule is a summary only and is qualified in its entirety by the terms of such agreement, document, instrument, plan, arrangement or item. The information contained in this Agreement, in the Disclosure Schedules and exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any Party hereto to any Person of any matter whatsoever, including any violation of Law or breach of contract.

10.14 Complete Agreement. This Agreement, together with the Confidentiality Agreement, Paying Agent Agreement, Escrow Agreement and any other agreements expressly referred to herein or therein (collectively, “Transaction Documents”), contain the entire agreement of the Parties regarding the subject matter of this Agreement and the Transactions and supersedes all prior agreements among the Parties respecting the sale and purchase of the Company. In the event an ambiguity or question of intent or interpretation arises with respect to this Agreement, the terms and provisions of the execution version of this Agreement will control and prior drafts of this Agreement and the documents referenced herein will not be considered or analyzed for any purpose (including in support of parol evidence proffered by any Person in connection with this Agreement), will be deemed not to provide any evidence as to the meaning of the provisions hereof or the intent of the Parties with respect hereto and will be deemed joint work product of the Parties.

10.15 Conflict Between Transaction Documents. The Parties hereto agree and acknowledge that to the extent any terms and provisions of this Agreement are in any way inconsistent with or in conflict with any term, condition or provision of any other agreement, document or instrument contemplated by this Agreement, this Agreement will govern and control.

10.16 Specific Performance. The Parties hereto agree that irreparable damage, for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the Parties hereto fail to take any action required of them hereunder to consummate the Transactions. It is accordingly agreed that (a) the Parties hereto will be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 10.17 without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, (b) the provisions set forth in Section 8.02 are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and will not be construed to diminish or otherwise impair in any respect any Party’s right to specific performance or other equitable relief and (c) the right of specific performance and other equitable relief is an integral part of the Transactions and without that right, neither the Company nor Buyer would have entered into this Agreement. The Parties hereto agree not to assert that a remedy of specific performance or other equitable relief is unenforceable, invalid, contrary to law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the Parties otherwise have an adequate remedy at law. The Parties hereto acknowledge and agree that any Party pursuing an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 10.16 will not be required to provide any bond or other security in connection with any such Order. The remedies available to the Company or the Representative pursuant to this Section 10.16 will be in addition to any other remedy to which they were entitled at law or in equity, and the election to pursue an injunction or specific performance will not restrict, impair or otherwise limit the Company or the Representative from seeking the payment of any liabilities, losses, damages, costs or expenses related to Buyer’s breach of this Agreement, in each case, subject to the terms of Section 8.02(b). If, before the End Date, any Party hereto brings any action, in each case in accordance with Section 10.17, to enforce specifically the performance of the terms and provisions hereof by any other Party, the End Date will automatically be extended (y) for the period during which such action is pending, plus ten (10) Business Days or (z) by such other time period established by the court presiding over such action, as the case may be.

10.17 Jurisdiction and Exclusive Venue. Each of the Parties irrevocably agrees that any action, suit, claim, investigation or proceeding of any kind whatsoever, including a counterclaim, cross‑claim, or defense, regardless of the legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise under any legal or equitable theory, that may be based upon, arising out of or related to this Agreement or the negotiation, execution or performance of this Agreement or the Transactions brought by any other Party or its successors or assigns will be brought and determined only in the Delaware Chancery Court and any state court sitting in the State of Delaware to which an appeal from the Delaware Chancery Court may be validly taken (or, if the Delaware Chancery Court declines to accept jurisdiction over a particular matter or is unable to timely hear any action, suit, claim or proceeding as a result of COVID-19 or any COVID-19 Measure, any federal court sitting in the State of Delaware and any federal appellate court therefrom), and each of the Parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action, suit, claim, investigation or proceeding arising out of or relating to this Agreement and the Transactions. Each of the Parties agrees not to commence any action, suit, claim or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein, and no Party will file a motion to dismiss any action filed in a state or federal court in the State of Delaware, on any jurisdictional or venue‑related grounds, including the doctrine of forum non‑conveniens. Each Party hereby irrevocably consents to the service of any and all process in any such action, suit, claim or proceeding by delivery of such process in the manner provided in Section 10.06 and agrees not to assert (by way of motion, as a defense or otherwise) in any action, suit, claim or proceeding any claim that service of process made in accordance with Section 10.06 does not constitute good and valid service of process.

10.18 Governing Law; Waiver of Jury Trial.

(a) This Agreement, and any action, suit, claim, investigation, or proceeding of any kind whatsoever, including a counterclaim, cross‑claim, or defense, regardless of the legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise under any legal or equitable theory, that may be based upon, arising out of or related to this Agreement or the negotiation, execution or performance of this Agreement or the Transactions will be governed by and construed in accordance with the internal Laws of the State of Delaware applicable to agreements executed and performed entirely within such State without regard to conflicts of law principles of the State of

Delaware or any other jurisdiction that would cause the Laws of any jurisdiction other than the State of Delaware to apply.

(b) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT, THE DOCUMENTS AND AGREEMENTS CONTEMPLATED HEREBY AND THE TRANSACTIONS (INCLUDING WITH RESPECT TO THE FINANCING SOURCES) IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND THEREFORE HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY ACTION, SUIT, CLAIM, INVESTIGATION, OR PROCEEDING BASED ON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS (INCLUDING WITH RESPECT TO THE FINANCING SOURCES), WHETHER BASED ON CONTRACT, TORT OR ANY OTHER LEGAL OR EQUITABLE THEORY. EACH PARTY HERETO (I) CERTIFIES THAT NO ADVISOR OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

10.19 Representative.

(a) Subject to the terms and conditions of this Section 10.19, and by virtue of the Necessary Stockholder Approval and without any further action of any Stockholders, Optionholders or the Company, Fortis Advisors LLC is designated as the Representative and as the true and lawful attorney-in-fact and exclusive agent to act on behalf of the Stockholders and Optionholders for certain limited purposes, as specified herein. The Necessary Stockholder Approval will, to the maximum extent permitted under applicable Law (including DGCL § 251(b)), constitute knowing and irrevocable ratification and approval of such designation by the Stockholders and Optionholders, and authorization of the Representative to serve in such capacity (including the exclusive power to negotiate and settle any and all disputes with Buyer or Merger Sub under this Agreement, the Escrow Agreement and the Paying Agent Agreement) and will also constitute a reaffirmation, approval, consent to, acceptance and adoption of, and an agreement to comply with and perform, all of the acknowledgments, waivers, releases, covenants and agreements made by the Representative on behalf of the Stockholders and Optionholders in this Agreement and the other documents delivered in connection herewith (including the Escrow Agreement and the Paying Agent Agreement), in each case, whether entered into or taken before, on or after the date of such approval. The Representative may resign at any time and may be removed only by the vote of Persons that collectively owned more than 50% of the Common Stock as of immediately prior to the Effective Time (other than shares of Common Stock cancelled pursuant to Section 1.04(c) (such Persons, the “Majority Holders”). The designation of the Representative and the powers, immunities and rights to indemnification granted to the Representative Group hereunder: (i) are coupled with an interest, and are irrevocable and will not be affected by the death, incapacity, illness, bankruptcy, dissolution, liquidation or other inability to act of any of the Stockholders or Optionholders. In the event that a Representative has resigned or been removed in accordance with this Section 10.19(a), a new Representative will be appointed by the Majority Holders, such appointment to become effective upon the written acceptance thereof by the new Representative. Written notice of any such resignation, removal, or appointment of a Representative will be delivered by the Representative to Buyer promptly after such action is taken. The immunities and rights to indemnification shall survive the resignation or removal of the Representative and the Closing and/or any termination of this Agreement and the Escrow Agreement.

(b) The Representative will have such powers and authority as are necessary or appropriate to carry out the functions assigned to it under this Agreement and in any other document delivered in connection herewith (including the Escrow Agreement and the Paying Agent Agreement); provided, however, that the Representative will have no obligation to act on behalf of the Stockholders or Optionholders except as expressly provided herein or in the Escrow Agreement, and for purposes of clarity, there are no obligations of the Representative in any ancillary agreement, schedule, exhibit or the Disclosure Schedules. The Company, the Surviving Corporation, Buyer, Merger Sub, the Escrow Agent, the Paying Agent and the Firm will be entitled to rely on the actions taken by the Representative without independent inquiry into the capacity of the Representative to so act. The Representative shall be entitled to: (i) rely upon the Estimated Closing Statement, (ii) rely upon any signature believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Stockholder, Optionholder or other party. All actions, notices, communications and determinations by the Representative to carry out its functions under this Agreement or the Escrow Agreement will conclusively be deemed to have been authorized by, and will be binding upon, the Stockholders and Optionholders and their successors as if expressly confirmed and ratified in writing by the Stockholders and Optionholders, and all defenses which may be available to any Stockholder or Optionholder to contest, negate or disaffirm the action of the Representative taken in good faith under this Agreement or the Escrow Agreement are waived. Neither the Representative nor any of its officers, directors, employees, partners (general or limited), members, managers, contractors, agents or advisors (collectively, the “Representative Group”) will have any liability to Buyer, Merger Sub, the Company, the Surviving Corporation, the Stockholders or Optionholders, or any of their respective Affiliates, or any Person acting on behalf of the foregoing, with respect to actions taken, or omitted to be taken, by the Representative in such capacity (or its officers, directors, employees, partners (general or limited), members, managers, or Advisors in connection therewith) under this Agreement or the Escrow Agreement. The Representative will be entitled to engage such Advisors as it will deem necessary in connection with exercising its powers and performing its functions hereunder or under the Escrow Agreement and (in the absence of bad faith on the part of the Representative) will be entitled to conclusively rely on the opinions and advice of such Persons in all matters. The Representative Group will be entitled to full reimbursement for all reasonable out-of-pocket expenses, disbursements and advances (including fees and disbursements of its Advisors) incurred by or on behalf of the Representative in such capacity (or any of its officers, directors, employees, partners (general or limited), members, managers, or Advisors in connection therewith), and shall be indemnified, defended and held harmless against any liabilities, losses, damages, obligations, costs, claims, fees, judgments, fines, amounts paid in settlement or expenses (including fees, disbursements and costs of counsel and other skilled professionals and in connection with seeking recovery from insurers) arising out of actions taken or omitted to be taken in its capacity as Representative, including the costs and expenses of investigation, defense, settlement or adjudication of any Proceeding, from the Stockholders and the Optionholders (including from funds to be distributed to the Stockholders or Optionholders under this Agreement at its direction, pursuant to or in connection with this

Agreement (including under the Escrow Agreement and the Paying Agent Agreement)) (collectively, the “Representative Expenses”) and all payments required to be made under ARTICLE I are expressly subject to this Section 10.19(b). Each Stockholder and Optionholder will be responsible for its Pro Rata Portion of any amount owed to the Representative in accordance with this Section 10.19(b) based upon the Pro Rata Portion of the number of Aggregate Fully-Diluted Shares held by such Stockholder or Optionholder immediately prior to the Closing. In furtherance of the foregoing, notwithstanding anything in this Agreement to the contrary, the Representative may recover Representative Expenses, first, from the Representative Holdback Amount, second from funds to be paid to the Stockholders or Optionholders as Merger Consideration pursuant to this Agreement after Closing, and third, directly from the Stockholders and Optionholders. The Stockholders and Optionholders acknowledge that the Representative shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement, the Escrow Agreement, or the transactions contemplated hereby or thereby. Furthermore, the Representative shall not be required to take any action unless the Representative has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Representative against the costs, expenses and liabilities which may be incurred by the Representative in performing such actions. The relationship created herein is not to be construed as a joint venture or any form of partnership between or among the Representative or any Stockholder or Optionholder for any purpose of U.S. federal or state Law, including federal, state or foreign income Tax purposes. Neither the Representative nor any of its Affiliates owes any fiduciary or other duty to any Stockholder or Optionholder.

(c) The Representative Holdback Amount shall be held by the Representative in a segregated client account and shall be used (i) for the purposes of paying directly or reimbursing the Representative for any Representative Expenses incurred pursuant to this Agreement or the Escrow Agreement, or (ii) as otherwise determined by the Representative. The Representative is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Representative Holdback Amount other than as a result of its gross negligence or willful misconduct. The Representative is not acting as a withholding agent or in any similar capacity in connection with the Representative Holdback Amount and has no tax reporting or income distribution obligations. The Stockholders and Optionholders will not receive any interest on the Representative Holdback Amount and assign to the Representative any such interest. The Representative may contribute funds to the Representative Holdback Amount from any consideration otherwise distributable to the Stockholders and Optionholders. As soon as reasonably determined by the Representative that the Representative Holdback Amount is no longer required to be withheld, the Representative shall distribute the remaining Representative Holdback Amount (if any) to the Escrow Agent and/or the Paying Agent, as applicable, for further distribution to the Stockholders and or Optionholders.

10.20 No Right of Set‑Off. Each Buyer Party, on its own behalf and on behalf of the Buyer Group, hereby unconditionally and irrevocably waives any rights of set‑off, netting, offset, recoupment, or similar rights that any member of the Buyer Group has or may have with respect to the payment of the Merger Consideration, the Buyer Termination Fee or any other payments to be made by Buyer pursuant to this Agreement or any other document or instrument delivered by Buyer in connection herewith.

10.21 Counterparts. This Agreement, and any other agreements referred to herein or therein, and any amendments hereto or thereto, may be executed in multiple counterparts, any one of which need not contain the signature of more than one Party, but all such counterparts taken together will constitute one and the same instrument. Any counterpart, to the extent signed and delivered by means of a facsimile machine, .pdf or other electronic transmission, will be treated in all manners and respects as an original contract and will be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of any Party hereto or to any such contract, each other Party hereto or thereto will re‑execute original forms thereof and deliver them to all other Parties. No Party hereto or to any such contract will raise the use of a facsimile machine, .pdf or other electronic transmission to deliver a signature or the fact that any signature or contract was transmitted or communicated through the use of facsimile machine, .pdf or other electronic transmission as a defense to the formation of a contract and each such Party forever waives any such defense.

ARTICLE XI

DEFINITIONS

11.01 Certain Definitions. For purposes hereof, the following terms when used herein will have the respective meanings set forth below.

“Accounting Principles” means GAAP, subject to the following exceptions or modifications: the Provision for Income Taxes, and related accounts, pursuant to ASC 740, is fully adjusted only at the closing of each full year.

“Adjustment Calculation Time” means 11:59 p.m. Eastern Time on the day immediately prior to the Closing Date.

“Adjustment Escrow Deposit Amount” means $1,250,000.

“Adjustment Escrow Funds” means the amounts held in the Adjustment Escrow Account, including any dividends, interest, distributions and other income received in respect thereof, less any losses on investments thereof, less distributions thereof in accordance with this Agreement and the Escrow Agreement.

“Advisors” means, with respect to any Person, the accountants, attorneys, consultants, advisors, investment bankers, or other representatives of such Person.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

“Aggregate Fully‑Diluted Shares” means the sum of (i) the aggregate number of shares of Common Stock issued and outstanding immediately prior to the Effective Time, plus (ii) the aggregate number of shares of Common Stock issuable upon the exercise in full of all In-the Money-Options outstanding as of immediately prior to the Effective Time; provided that, for the avoidance of doubt, in no event shall Aggregate Fully‑Diluted Shares include any shares held in the treasury of the Company as contemplated by Section 1.04.

“Aggregate Option Exercise Price” means the sum of the exercise prices payable upon exercise in full of all In-the-Money Options held by the Optionholders immediately prior to the Effective Time.

“Aggregate Preferred Stock Merger Consideration” means the aggregate Liquidation Value (as defined in the Company Charter) of all of the shares of Preferred Stock issued and outstanding immediately prior to the Effective Time (excluding, for the avoidance of doubt, any shares of Preferred Stock held in the treasury of the Company as contemplated by Section 1.04(c)).

“Antitrust Laws” means the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

“Base Merger Consideration” means $347,000,000.

“Books and Records” means all files, documents, instruments, papers, books and records relating to the Company, the business, operations or condition of the Company, or the Company’s properties and assets, including financial statements, internal reports, Tax Returns and related work papers and letters from accountants, budgets, pricing guidelines, ledgers, journals, deeds, title policies, minute books, share certificates and books, share transfer ledgers, contracts, licenses, customer lists, computer files and programs (including data processing files and records), retrieval programs, operating data and plans, and environmental studies and plans.

“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions located in San Francisco, California are required to be closed as a result of federal, state or local holiday.

“Buyer Group” means the Buyer Parties, any Affiliate of any Buyer Party (including, but solely after the Closing, the Company and its Subsidiaries) and each of their respective former, current, or future Affiliates, officers, directors, employees, partners, members, equityholders, controlling or controlled persons, managers, agents, Advisors, successors, or permitted assigns.

“Buyer Parties” means Buyer and Merger Sub.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116–136).

“Cash” means, as of any given time of determination, all cash, cash equivalents and marketable securities of the Company or any of its Subsidiaries, including any deposits (such as security, customer or other deposits in cash) and restricted cash, at such time, plus any deposits in transit and checks and inbound wire transfers received by the Company or any of its Subsidiaries that have not yet cleared, but only to the extent that such deposits, checks and other transfers are not reflected as an asset in Net Working Capital, minus any checks written by the Company or any of its Subsidiaries (but not yet cashed) or outbound wire transfers by the Company or any of its

Subsidiaries that have not yet cleared, but only to the extent that such checks or other payments are not reflected as a reduction in Net Working Capital.

“Certificate” means a certificate which immediately prior to the Effective Time represented any shares of Common Stock.

“changes in accounting principles” or “changes in accounting methods” includes all changes in accounting principles, policies, practices, procedures or methodologies with respect to financial statements, their classification or presentation, as well as all changes in methods, conventions, assumptions or estimation techniques (unless required by objective changes in underlying events) utilized in making accounting estimates.

“Closing Cash” means Cash as of immediately prior to Closing (without giving effect to the consummation of the Transactions).

“Closing Common Stock Merger Consideration” means, as of any time of determination, the sum of (i) the Estimated Merger Consideration, minus (ii) the Deductible Escrow Amount, minus (iii) the Adjustment Escrow Deposit Amount, minus (iv) the Representative Holdback Amount.

“Closing Common Stock Per Share Merger Consideration” means, as of any time of determination, an amount equal to the quotient determined by dividing (i) the Closing Common Stock Merger Consideration by (ii) the Aggregate Fully-Diluted Shares.

“Closing Indebtedness” means Indebtedness of the Company and its Subsidiaries as of immediately prior to the Closing (without giving effect to the Transactions but including any prepayment penalties, premia, breakage costs or similar amounts payable with respect to the Closing).

“Closing Net Working Capital” means Net Working Capital as of the Adjustment Calculation Time (without giving effect to the consummation of the Transactions).

“Closing NuPark Acquisition Costs” means the aggregate amount, of NuPark Acquisition Costs incurred by the Company or any of its Subsidiaries at or at any time prior to the Closing.

“Closing Option Per Share Merger Consideration” means, in respect of each share of Common Stock issuable upon exercise of any particular In-the-Money Option, the excess, if any, of (i) the Closing Common Stock Per Share Merger Consideration minus (ii) the applicable exercise price to acquire such share of Common Stock pursuant to such In-the-Money Option.

“Closing Preferred Stock Per Share Merger Consideration” means, with respect to a share of Preferred Stock, the Liquidation Value (as defined in the Company Charter) of such share.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Charter” means the Amended and Restated Certificate of Incorporation of the Company, as in effect immediately prior to the Effective Time.

“Company Data” means all data, meta-data, or information (i) transmitted to the Company or its Subsidiaries by users or customers of any Company or its Subsidiaries’ products or Company Web Site, or (ii) contained in any IT Systems or other databases of the Company and its Subsidiaries (including any and all Proprietary Information, User Data, listings and other content displayed or distributed on or through any Company Offering or Company Software) and all other information, data and compilations thereof used by, or necessary to the business of, the Company and its Subsidiaries.

“Company Intellectual Property Right” means any Intellectual Property Right that is owned, purported to be owned, used, held for use, or practiced by, or exclusively licensed to, the Company or any of its Subsidiaries, including any Intellectual Property Right incorporated into or otherwise used, held for use or practiced in connection with (or planned by the Company or any of its Subsidiaries to be incorporated into or otherwise used, held for use or practiced in connection with) any Company Offering.

“Company Offering” means (i) any Company Software, product (including any hardware (including any parking stations) and any application programming interface (API) and any software development kit (SDK)) or service (including hosted software or cloud services) offered, licensed, provided, sold, distributed, manufactured, made available or otherwise exploited by or for the Company or any of its Subsidiaries, and any Company Software, product or service (whether under design or development or already designed or developed) by or for the Company or any of its Subsidiaries, including any version or release of the foregoing, together with any related documentation, materials, or information, (ii) each Company Web Site, including any platform, other Computer Software used for each Company Web Site, and (iii) the Company Data

“Company Technology” means any and all Technology owned, used, held for use or practiced by the Company or any of its Subsidiaries, including any Technology incorporated into or otherwise used, held for use or practiced in connection with (or planned by the Company or any of its Subsidiaries to be incorporated into or otherwise used, held for use or practiced in connection with) any Company Offering.

“Company Web Site” means any public or private web site owned, maintained, or operated at any time by or on behalf of the Company or any of its Subsidiaries, including the web site at www.t2systems.com, and any online service made available by the Company or any of its Subsidiaries.

“Confidentiality Agreement” means the Mutual Non-Disclosure Agreement, dated as of August 4, 2021 between T2 Systems, Inc. and VM Consolidated, Inc.

“Contaminant” means any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “corruptant,” “worm,” “malware,” “spyware,” “ransomware,” or “trackware” (as such terms are commonly understood in the software industry) or any other code designed, intended to, or that does have any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, any computer, tablet computer, handheld device or other device, or (ii) damaging or destroying any data or file without a user’s consent.

“Copyleft License” means any license of Technology that provides, as a condition to the use, modification, or distribution of such licensed Technology, that such licensed Technology or any other Technology that is incorporated into, derived from, based on, linked to, or used or distributed or made available with such licensed Technology, be licensed, distributed, or otherwise made available (i) in a form other than binary or object code (e.g., in source code form), (ii) under terms that permit redistribution, reverse engineering or creation of derivative works or other modification or (iii) without a license fee. “Copyleft License” includes the GNU General Public License, the GNU Library General Public License, the GNU Lesser General Public License, the Affero General Public License, the Mozilla Public License, the Common Development and Distribution License, the Eclipse Public License, and any Creative Commons “sharealike” license.

“Copyright” means any copyright, mask work right, exclusive exploitation right, or similar or equivalent right with respect to Works of Authorship and Mask Works and any registration of the foregoing or application for the foregoing (including any moral or economic right, however denominated).

“COVID-19” means the novel coronavirus, SARS-CoV-2 or COVID-19 (and all related strains and sequences), including any intensification, resurgence or any evolutions or mutations thereof, and/or related or associated epidemics, pandemics, disease outbreaks or public health emergencies.

“COVID-19 Measures” means any Law, directive, pronouncement or guideline issued by a Governmental Body, the Centers for Disease Control and Prevention, the World Health Organization or any industry group providing for business closures, changes to business operations, “sheltering-in-place,” curfews or other restrictions that relate to, or arise out of COVID-19, including, but not limited to, the Coronavirus Aid, Relief, and Economic Security Act (CARES).

“COVID-19 Tax Acts” means the Families First Coronavirus Response Act (Pub. L. 116-127), the CARES Act, the Consolidated Appropriations Act, 2021 (H.R. 133), any U.S. executive order (including the Presidential Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, as issued on August 8, 2020), and any applicable U.S. Treasury Regulations or any other applicable Law (including in any state, local, or non-U.S. jurisdiction) or other official guidance (including IRS Notice 2020-65 and Notice 2021-11) intended to address the consequences of COVID-19.

“DGCL” means the Delaware General Corporation Law.

“Environmental Laws” means all applicable Laws in effect on or prior to the Closing Date concerning pollution or protection of the environment.

“Equity Plan” means the Company’s 2020 Stock Option and Grant Plan.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agent” means U.S. Bank National Association, a national banking association.

“Estimated Merger Consideration” means the result equal to (i) the Base Merger Consideration, minus (ii) the Aggregate Preferred Stock Merger Consideration, plus (iii) Estimated Closing Cash, minus (iv) Estimated Closing Indebtedness, minus (v) Estimated Transaction Expenses, plus (vi) the Estimated Net Working Capital Adjustment Amount, plus (vii) the Closing NuPark Acquisition Costs, plus (viii) the Aggregate Option Exercise Price.

“Estimated Net Working Capital Adjustment Amount” means an amount determined as follows: (i) if the Estimated Closing Net Working Capital is less than the Target Net Working Capital Lower Limit, an amount equal to (A) the Estimated Closing Net Working Capital minus (B) the Target Net Working Capital (which shall be a negative number), (ii) if Estimated Closing Net Working Capital exceeds the Target Net Working Capital Upper Limit, an amount equal to (A) the Estimated Closing Net Working Capital, minus (B) the Net Working Capital Target (which shall be a positive number); and (iii) in the event Estimated Closing Net Working Capital is between the Target Net Working Capital Lower Limit and the Target Net Working Capital Upper Limit, then the Estimated Net Working Capital Adjustment Amount will be zero (0).

“Final Adjusted Merger Consideration” means (i) the Final Merger Consideration minus (ii) the amount, if any, reserved in the Representative Holdback Amount pursuant to Section 10.19(b) as determined in good faith by the Representative at the time of determination of the Final Adjusted Merger Consideration.

“Final Common Stock Per Share Merger Consideration” means the quotient determined by dividing (i) the Final Adjusted Merger Consideration by (ii) the Aggregate Fully-Diluted Shares.

“Final Merger Consideration” means the result equal to (i) the Base Merger Consideration, minus (ii) the Aggregate Preferred Stock Merger Consideration, plus (iii) Closing Cash, minus (iv) Closing Indebtedness, minus (v) the Transaction Expenses, plus (vi) the Final Net Working Capital Adjustment Amount, in each case, as finally determined pursuant to Section 1.08(b) or Section 1.08(c), plus (vii) the Closing NuPark Acquisition Costs, plus (viii) the Aggregate Option Exercise Price.

“Final Net Working Capital Adjustment Amount” means an amount determined as follows: (i) if the Closing Net Working Capital is less than the Target Net Working Capital Lower Limit, an amount equal to (A) the Closing Net Working Capital minus (B) the Target Net Working Capital (which shall be a negative number), (ii) if Closing Net Working Capital exceeds the Target Net Working Capital Upper Limit, an amount equal to (A) the Closing Net Working Capital, minus (B) the Net Working Capital Target (which shall be a positive number); and (iii) in the event Closing Net Working Capital is between the Target Net Working Capital Lower Limit and the Target Net Working Capital Upper Limit, then the Estimated Net Working Capital Adjustment Amount will be zero (0).

“Final Option Per Share Merger Consideration” means, in respect of each share of Common Stock issuable upon exercise of any In-the-Money Option, the excess of (i) the Final Common Stock Per Share Merger Consideration over (ii) the exercise price to acquire such share of Common Stock.

“Fraud” means a Party’s actual and intentional fraud as defined under Delaware law with respect to the representations and warranties expressly set forth in ARTICLE III or ARTICLE IV of this Agreement or any other document, certificate, instrument or agreement delivered pursuant to Section 7.02 of this Agreement.

“Fundamental Representations” means the representations and warranties set forth in Section 3.01(a), Section 3.02(a), Section 3.02(b), Section 3.04(a), Section 3.04(b), Section 3.10, Section 3.19, Section 4.01, Section 4.02, Section 4.05, Section 4.07 and Section 4.08.

“GAAP” means United States generally accepted accounting principles.

“Governmental Body” means any supranational, national, foreign, federal, state, local, municipal, or other governmental authority of any nature (including any division, department, agency, commission, or other regulatory body thereof) and any court or arbitral tribunal.

“Government Contract” means any prime contract, subcontract, order or other similar written arrangement between the Company, on the one hand, and (a) any Governmental Body or (b) any higher-tier contractor of a Governmental Body in its capacity as a higher-tier contractor, on the other hand.

“Hazardous Substance” means all materials, substances, wastes, pollutants, chemicals or contaminants that are regulated by, or for which liability or standards of conduct may be imposed under, Environmental Laws, including toxic chemicals, toxic mold, petroleum products or byproducts, friable asbestos, lead‑based paint, asbestos, polychlorinated biphenyls, noise, odors, per‑ and poly‑fluoroalkyl substances or radioactive materials (including naturally occurring radioactive materials).

“HSR Act” means the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended.

“In-the-Money Option” means a Vested Option with an exercise price per share of Common Stock that is less than the Closing Common Stock Per Share Merger Consideration.

“Indebtedness” means, as of any given time of determination, without duplication, (a) the amount of all indebtedness for borrowed money (including indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money), including indebtedness issued or incurred under any credit facilities (including any unpaid principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, reimbursements and all other amounts payable in connection therewith); (b) liabilities evidenced by bonds, debentures, notes, mortgages or other similar instruments or debt securities; (c) obligations (contingent or otherwise) for the deferred purchase price of assets, property or services (including the maximum amount of unpaid earnout obligations set forth in any contract) but only to the extent called upon or drawn, or as determined in accordance with the Accounting Principles; (d) capital or finance lease (as defined under GAAP, but excluding the effects of Financial Accounting Standards Board Accounting Standard Codification 8842) obligations; (e) any accrued and unpaid Taxes of the Company or any of its Subsidiaries for any Tax period or portion thereof ending on or before the Closing Date, net of refunds and Tax attributes (including those generated by the transaction), provided that (i) attributes taken into account must be deductible in the pre-Closing period on at least a “more likely than not” basis (for the avoidance of doubt applying the seventy percent safe-harbor election under Revenue Procedure 2011-29 to any “success based fees”) and (ii) attributes shall not reduce such Taxes below zero in any jurisdiction; provided, however, that if the net amount of Taxes determined solely under this clause (e) as of the Closing is less than $1,000,000, such amount of Taxes shall be deemed to be zero for purposes of calculating Closing Indebtedness; (f) any employment or payroll Taxes deferred under any COVID-19 Tax Act; (g) guarantees by the Company or its Subsidiaries of the foregoing (but only to the extent called upon or drawn), in each case, determined applying the Accounting Principles; (h) all obligations of such Person for unfunded or underfunded deferred compensation, accrued but unpaid severance obligations, together with the employer’s portion of any payroll, social security, unemployment or other similar Taxes associated with such payments, and other similar obligations, in each case, in accordance with the Accounting Principles; (i) fees or other amounts payable under any management, monitoring or other similar agreement to Thoma Bravo (whether or not due and owing), excluding the payment of wages to employees of the Company in the ordinary course of business; (j) the aggregate amount owed to any Person under any pension (including the aggregate amount of any multiemployer pension plan withdrawal liability), in each case, in accordance with the Accounting Principles; (k) obligations under derivative financial instruments, including hedges, currency and interest rate swaps and other similar instruments; and (l) all obligations of the type referred to in clauses (a) through (k) the payment of which the Company is liable as obligor, guarantor or surety, or is obligated to provide, or has provided, a bond, letter of credit, bankers’ acceptance or other debt security with respect thereto, but only to the extent called upon or drawn or required to be recorded as a Liability in accordance with the Accounting Principles; provided, however, in no event shall bonds or other security provided in the ordinary course of business be considered Indebtedness, except in each case only to the extent such obligations constitute a current (as opposed to a contingent) liability as a result of an existing default; provided, further, that without limiting other liabilities that are not to be included therewith, in no event will Indebtedness include (A) any amounts included in Closing Net Working Capital or Transaction Expenses; (B) any liabilities related to inter‑company debt between the Company and any of its Subsidiaries and any Subsidiary of the Company and another Subsidiary of the Company; (C) any contingent reimbursement obligations for any letters of credit, performance bonds, surety bonds and similar obligations; (D) any fees and expenses to the extent incurred by or at the direction of Buyer or otherwise relating to Buyer’s or any of its Affiliates’ financing, including obtaining any consent, agreement or waiver relating thereto, for the Transactions or any other liabilities or obligations incurred or arranged by or on behalf of Buyer or any of its Affiliates in connection with the Transactions or otherwise; or (E) any amounts described the definition of NuPark Acquisition Costs or any consideration payable by the Company or any of its Subsidiaries pursuant to the NuPark Acquisition Agreement.

“Indebtedness for Borrowed Money” means, with respect to any Person, including, as context shall require, the Company, the aggregate Indebtedness of the type described in clauses (a) and (b) of the definition of Indebtedness.

“Intellectual Property License” means any license, sublicense, right, covenant, non-assertion or similar covenant, permission, immunity, consent, release or waiver under or with respect to any Intellectual Property Rights or Technology.

“Intellectual Property Right” means any right in Technology and/or industrial property (anywhere in the world, whether statutory, common law or otherwise) including any (i) Patent, (ii) Copyright, (iii) other right with respect to Software, including any registration of such right or any application to register such right, (iv) industrial design right or registration of such right and any application to register such right, (v) right with respect to any Mark, and any registration for any Mark and any application to register any Mark, along with all goodwill associated with each of the foregoing, (vi) right with respect to any Domain Name, including any registration for any Domain Name, along with all goodwill associated with each of the foregoing, (vii) right with respect to any Proprietary Information, including any right to limit the use or disclosure of Proprietary Information by any Person, (viii) right with respect to any Database, including any registration of such right and any application to register such right, (ix) right of publicity and personality, including any right with respect to use of a Person’s name, signature, likeness, image, photograph, voice, identity, personality, and biographical and personal information and materials, (x) moral right, (xi) renewal, reissue, reversion, reexamination, or extension of any of the foregoing, and (xii) any right equivalent or similar to any of the foregoing.

“Interim Period” means the period from the execution of this Agreement until the earlier of the Closing and the valid termination of this Agreement pursuant to ARTICLE VIII.

“IT System” means any information technology and computer system (including Software, information technology and telecommunication hardware, network and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information and any support, disaster recovery and online service whether or not in electronic format, used in or necessary to the conduct of the business of the Company and its Subsidiaries.

“knowledge of the Company” or “Company’s knowledge” means the actual knowledge, after reasonable investigation, of Carl Gillert and Adam Blake.

“Law” means any law (including common law), rule, regulation, or Order of any Governmental Body, as in effect on or prior to the date of this Agreement.

“Liens” means all liens, mortgages, deeds of trust, pledges, security interests, charges, claims, covenants, easements, servitudes, proxies, voting trusts or agreements or title or transfer restrictions under any stockholder or similar agreement.

“Lookback Date” means January 1, 2018.

“Mark” means any trademark, service mark, logo and design mark, trade dress, trade name, fictitious or other business name, and brand name, together with all goodwill associated with any of the foregoing.

“Material Adverse Effect” means any changes, events, occurrences, developments or effects that are materially adverse to the financial condition, assets, liabilities, business, or operating results of the Company and its Subsidiaries taken as a whole; provided that none of the following, either alone or taken together with other changes, events, occurrences, developments or effects, will constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect: (a) changes, events, occurrences or developments in, or effects arising from or relating to, general business or economic conditions affecting the industry in which the Company and its Subsidiaries operate, (b) changes, events, occurrences or developments in, or effects arising from, national or international political, social or cultural conditions, including the engagement by the United States in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military, cyber or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, asset, equipment or personnel of the United States, (c) changes or developments in financial, banking, currency or securities markets (d) changes in, or effects arising from or relating to, any earthquake, hurricane, tsunami, tornado, flood, mudslide or other natural disaster, epidemic, pandemic or disease outbreak (including COVID‑19), weather condition, explosion or fire or other force majeure event or act of God, (e) changes, or developments, in Laws (including any COVID-19 Measure), (f) any change in GAAP or the interpretation thereof, (g) any sequester, stoppage, shutdown, default or similar event or occurrence by or involving any Governmental Body, (h) actions required to be taken under applicable Laws (including any COVID-19 Measure), (i) changes, events, occurrences, developments, or effects arising from or relating to (w) the taking of any action expressly permitted or required by this Agreement (including Section 5.01) or taken at the express written request of Buyer or its Affiliates, (x) the failure to take any action if such action is prohibited by this Agreement, (y) Buyer’s failure to consent to any of the actions restricted in Section 5.01 or (z) the announcement, execution or consummation of this Agreement or the Transactions or the identity, nature or ownership of Buyer, including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, customers, vendors, suppliers, distributors, lessors or other commercial partners, or (k) the effect of any action taken by Buyer or its Affiliates with respect to the transactions contemplated by this Agreement or the financing thereof.

“Merger Consideration” means the Stock Consideration and the Option Consideration payable in accordance with this Agreement.

“Net Working Capital” has the meaning set forth on Exhibit B.

“Non-Negotiated Vendor contract” means a contract that meets all of the following conditions: (i) such contract grants to the Company or any of its Subsidiaries a non-exclusive license to download or use generally commercially available, non-customized Software or a non-exclusive right to access and use the functionality of such Software on a hosted or “software-as-a-service” basis (and does not include any other Intellectual Property Licenses), (ii) such contract is a non-negotiable “shrink-wrap” or “click-through” contract, (iii) such contract is expressly terminable for convenience by the Company or any of its Subsidiaries upon 60 days’ or less prior notice and does not impose any continuing obligation on or grant of any right by the Company that survives termination or expiration of such contract, (iv) the Software is not included, incorporated or embedded in, linked to, combined, distributed or made available with, or used in the development, design, delivery, distribution or provision of, any Company Software or Company Offering, (v) such contract does not require the Company or any of its Subsidiaries to pay any license fee, subscription fee, service fee or other amount except for a one-time license fee of no more than $50,000 or ongoing subscription or service fees of no more than $10,000 per year, and (vi) such contract is not a license for Open Source Software.

“NuPark Acquisition” means the transactions contemplated by the NuPark Acquisition Agreement.

“NuPark Acquisition Agreement” means that certain Asset Purchase Agreement, dated as of July 8, 2021, by and between Passport Labs, Inc., a Delaware corporation (“NuPark”), and T2 Systems Inc., an Indiana corporation.

“NuPark Acquisition Costs” means (i) an amount equal to the Purchase Price (as defined in, calculated, and actually paid in accordance with the terms of the NuPark Acquisition Agreement), plus (ii) all other out-of-pocket fees, costs and expenses incurred by the Company or any of its Subsidiaries in connection with the NuPark Acquisition (including legal, accounting, investment banking, broker’s, finder’s and other professional or advisory fees and expenses).

“Open Source Software” means any Software or other Technology that is subject to or licensed, provided, distributed or made available under any open source license (including any Copyleft License), including any license (a) meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license, or (b) is otherwise licensed, provided, distributed or made available in source code or equivalent form under terms that permit modification and redistribution of such Software or other Technology.

“Option Consideration” means, with respect to each Optionholder, the applicable Closing Option Payment plus any amounts payable to such Optionholder with respect to In-the-Money Options pursuant to Section 1.08.

“Optionholders” means the holders of the Options.

“Options” means the issued and outstanding options to acquire Common Stock pursuant to the Equity Plan.

“Order” means any judgment, order, injunction, decree, ruling, writ or arbitration award of, or any agreement with, any Governmental Body or any arbitrator.

“Paying Agent” means U.S. Bank National Association, a national banking association.

“Permitted Liens” means (a) any restriction on transfer arising under applicable securities Laws, (b) statutory Liens for Taxes not yet due and payable or for Taxes being contested in good faith through appropriate proceedings for which adequate reserves have been established in accordance with GAAP, (c) customary Liens of lessors, lessees, sublessors and sublessees arising under lease arrangements, (d) mechanics Liens and similar Liens for labor, materials, or supplies arising in the ordinary course of business for amounts not yet overdue, (e) zoning, building codes, and other land use Laws regulating the use or occupancy of Leased Real Property or the activities conducted thereon that are imposed by any Governmental Body having jurisdiction over such Leased Real Property and which are not violated in any material respect by the current use and operation of such Leased Real Property or the operation of the business of the Company and its Subsidiaries, (f) easements, servitudes, covenants, conditions, restrictions, and other similar non‑monetary matters affecting title to any Leased Real Property and other title defects that do not materially impair the use or occupancy of such Leased Real Property in the operation of the business of the Company and its Subsidiaries taken as a whole, (g) with respect to all Leased Real Property, all Liens encumbering the underlying fee interest of the Leased Real Property, (h) non‑monetary Liens in respect of all matters set forth on title policies or surveys made available by the Company to Buyer prior to the date of this Agreement that do not materially impair the use or occupancy of such assets in the operation of the business of the Company and its Subsidiaries taken as a whole, (i) non-exclusive licenses to Intellectual Property granted in the ordinary course of business that are not material to the business, operations or financial condition of the Company or any of its Subsidiaries so encumbered, (j) Liens that will be terminated at or prior to the Closing and (k) Liens set forth on Schedule 11.01.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Body.

“Personal Information” means, with respect to any Person, any information that allows for identification of such Person and that is defined as “personal data,” “personally identifiable information,” “personal information” or similar term under any applicable Privacy Laws or Privacy Policies.

“Privacy Laws” means (i) any Law that governs the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure or transfer of Personal Information or User Data and any such Law governing privacy, data security, data or security breach notification, any penalties and compliance with any order, including the Children’s Online Privacy Protection Act, the Telephone Consumer Protection Act, the California Online Privacy Protection Act, the Video Privacy Protection Act, the Communications Decency Act, the CAN-SPAM Act and Canada’s Anti-Spam Legislation, Health Insurance Portability and Accountability Act, and the UK Data Protection Act 2018, Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (General Data Protection Regulation or “GDPR”), EU Directive 2002/58/EC and any laws or regulations implementing either or both of the GDPR and EU Directive 2002/58/EC (each as amended from time to time) and any analogous legislation in any jurisdiction in which the Company carries on its business and / or from which the Company collects Personal Information, (ii) without limiting (i), any Law that pertains to the automatic collection of data, including automatic license plate reader laws; and (iii) any applicable industry standard, including the Payment Card Industry Data Security Standard and any industry standard pertaining to online data collection, behavioral or targeted advertising, or similar guidance.

“Proceeding” means any demand, action, claim, suit, litigation, charge, investigation, audit, mediation, arbitration, complaint or similar proceeding (whether civil, criminal or administrative) by or before any Governmental Entity.

“Proprietary Information” means any information or material not generally known to the public, including any trade secret, know-how or other confidential and proprietary information.

“Pro Rata Portion” means, with respect to each Stockholder and each Optionholder, the percentage set forth on the Estimated Closing Statement under the column labeled “Pro Rata Portion” as updated from time to time by the Representative.

“Registered Company Intellectual Property Right” means (i) any issued Patent, pending

Patent application, Mark registration, application for Mark registration, Copyright registration, application for Copyright registration and Domain Name registration owned, purported to be owned, filed or applied for by or on behalf of the Company or any of its Subsidiaries, and (ii) any other application, registration, recording and filing filed by or on behalf of the Company or any of its Subsidiaries (or otherwise authorized by or in the name of the Company or any of its Subsidiaries) with respect to any Company Intellectual Property Right.

“Representative Holdback Amount” means an amount determined by the Representative and delivered to Buyer no later than two (2) Business Days prior to the Closing.

“Seller Parties” means the Seller Group and each of their respective former, current, or future Affiliates, officers, directors, employees, partners, members, equityholders, controlling or controlled persons, managers, agents, Advisors, successors or permitted assigns.

“Software” means any (i) computer program, including any API or SDK, software implementation of any algorithm, model or methodology, whether in source code, object or executable code, or other form, (ii) Database, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, subroutines, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (iv) documentation, including user manuals and other training documentation, related to any of the foregoing.

“Stock Consideration” means, with respect to each Stockholder, the applicable Closing Stock Payment plus any amounts payable to such Stockholder with respect to Common Stock pursuant to Section 1.08.

“Stockholders” means the holders of Common Stock.

“Subsidiary” means, with respect to any Person, any corporation of which a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof or any partnership, association or other business entity of which a majority of the partnership or other similar ownership interest is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof. For purposes of this definition, a Person is deemed to have a majority ownership interest in a partnership, association or other business entity if such Person is allocated a majority of the gains or losses of such partnership, association or other business entity or is or controls the managing director or general partner of such partnership, association or other business entity.

“Target Net Working Capital” means -$536,000.

“Target Net Working Capital Lower Limit” means -$1,536,000.

“Target Net Working Capital Upper Limit” means $464,000.

“Tax” or “Taxes” means any federal, state, local or foreign taxes, charges, fees, levies, duties or other assessments, including, without limitation, taxes or other charges on or with respect to income, gross receipts, franchise, profits, withholding, payroll, social security, worker’s compensation, unemployment, disability, real property, personal property, stamp, excise, occupation, sales, use, transfer, value added, alternative minimum or estimated taxes, and other similar taxes, including any interest or penalty related thereto and any additions to tax or additional amounts imposed by any Governmental Body with respect thereto.

“Tax Returns” means any return, declaration, election, claim for refund, report, statement or information return relating to Taxes filed or required to be filed with any Tax authority, including any schedule or attachment thereto, and including any amendments thereof.

“Technology” means any: (i) technology, formulae, algorithm, procedure, process, method, technique, idea, know-how, creations, inventions, discoveries and improvement (whether patentable or unpatentable and whether or not reduced to practice); (ii) technical, engineering, manufacturing, product, marketing, servicing, business, financial, supplier, personnel or other information and materials; (iii) customer list, customer contact and registration information, customer correspondence and customer purchasing history; (iv) specification, design, industrial design, model, device, prototype, schematic, configuration and development tool; (v) Software, website, content, image, logo, graphic, text, photographs, artwork, audiovisual works, sound recording, graph, drawing, reports, analysis, writing, of any other work of authorship and copyrightable subject matter (“Work of Authorship”); (vi) database or other compilation or collection of data or information (“Database”); (vii) mask work, layout, topography or other design feature with respect to any integrated circuit (“Mask Work”); (viii) Mark; (ix) domain name, uniform resource locator or other name or locator associated with the Internet (“Domain Name”) or social media identifier; and (x) tangible embodiments of any of the foregoing, in any form or media whether or not specifically listed in this definition.

“Transaction Expenses” means, to the extent not paid in full and incurred before the Closing, the aggregate amount of all fees, costs and expenses (including any legal, accounting, financial advisory, investment banking, broker’s, finder’s and other professional, consulting or advisory fees and expenses) of the Company and its Subsidiaries incurred by or on behalf of, or to be paid by, the Company or any Subsidiary in connection with the negotiation, preparation and execution of this Agreement and the other Transaction Documents and the consummation of the Transactions (including expenses incurred in any auction or sales process for the sale of the Company), which shall include: (a) all sale, change of control, stay, retention, transaction or similar bonuses, or any success fees payable to any Person by the Company or any of its Subsidiaries, including under the terms of any contract or otherwise, required to be made as a result of the consummation of the Transactions, including the employer portion of any payroll, social security, unemployment or other Taxes payable in respect of any such payments; (b) to the extent not classified as Indebtedness, any fees or amounts payable by the Company pursuant to any management, monitoring, expense reimbursement, indemnification or similar agreements with Thoma Bravo, including any accelerated costs or expenses and any termination costs, expenses or similar charges but excluding the payment of wages to employees of the Company in the ordinary course of business; (c) the premium payable by the Company for the D&O Tail Policy; (d) the Company’s portion (50%) of the HSR Fees; and (e) the Company’s portion (50%) of the R&W Costs; provided that in no event will Transaction Expenses include any fees, expenses or other liabilities (x) to the extent incurred by or at the direction of Buyer or Merger Sub, whether or not relating to Buyer’s, Merger Sub’s or their respective Affiliates’ financing, including obtaining any consent or waiver relating thereto, for the Transactions or any other liabilities or obligations incurred or arranged by or on behalf of Buyer, Merger Sub or their respective Affiliates in connection with the Transactions, including any fees payable to any financing institution or lender or the Company’s accountants on behalf of Buyer, Merger Sub or their respective Affiliates; (y) specifically allocated in Section 10.05; or (z) the NuPark Acquisition Costs.

“Transactions” means the transactions contemplated by this Agreement and the other Transaction Documents, including the Merger.

“User Data” means any Personal Information or other data or information collected by or on behalf of the Company or any of its Subsidiaries from any user of any website or any Company Offering or Company Software or any third party.

“Vested Option” means the portion of any unexercised Option that has vested or will be deemed to have vested in connection with the Transactions, in accordance with the Equity Plan and applicable award agreement.

“willful breach” means a knowing and intentional material breach that is a direct consequence of an act knowingly undertaken by the breaching Party with the intent of causing a breach of a specific provision or covenant of this Agreement.

11.02 Defined Terms.

Accounting Principles	78	Closing Stock Payment	10
Acquisition Transaction	51	Code	80
Adjustment Amount	15	Common Stock	6
Adjustment Calculation Time	78	Company	80
Adjustment Escrow Account	10	Company Charter	21
Adjustment Escrow Deposit Amount	78	Company Unaudited Financial Statements	86
Adjustment Escrow Funds	78	Company’s knowledge	81
Advisors	78	Confidentiality Agreement	6
Affiliate	78	Constituent Corporations	78
Aggregate Fully-Diluted Common Shares	78	control	82
Aggregate Option Exercise Price	79	COVID-19	82
Aggregate Preferred Stock Merger		COVID-19 Measures	82
Consideration	79	Deductible Escrow Account	11
Agreement	6	Deductible Escrow Amount	11
Antitrust Laws	79	DGCL	82
Audited Financial Statements		Disclosure Schedules	17
Base Merger Consideration	79	Dissenting Shares	15
Business Day	79	DOJ	64
Buyer		Effective Time	7
Buyer Group	79	End Date	61
Buyer Parties	79	Environmental Laws	82
Cash	79	Equity Plan	82
Certificate	80	ERISA	82

Certificate of Merger	7	Escrow Agent	76
changes in accounting methods	80	Escrow Agreement	10
changes in accounting principles	80	Estimated Closing Cash	9
Closing	16	Estimated Closing Indebtedness	9
Closing Balance Sheet	12	Estimated Closing Net Working Capital	9
Closing Cash	80	Estimated Closing Statement	9
Closing Common Stock Merger		Estimated Merger Consideration	83
Consideration	80	Estimated Transaction Expenses	9
Closing Common Stock Payment	10	Excess Amount	14
Closing Common Stock Per Share Merger		Final Adjusted Merger Consideration	83
Consideration	80	Final Common Stock Per Share Merger
Closing Company Option Payment	10	Consideration	83
Closing Date	16	Final Merger Consideration	83
Closing Indebtedness	80	Final Option Per Share Merger
Closing Net Working Capital	80	Consideration	83
Closing NuPark Acquisition Costs	80	Financial Statements	21
Closing Option Per Share Merger		Firm	13
Consideration	80	Fraud	84
Closing Preferred Stock Per Share Merger		FTC	64
Consideration	80	Fundamental Representations	84
Closing Statement	12	GAAP	84

Government Closure	64	Paying Agent Agreement	11
Governmental Body	84	Permits	22
Hazardous Substance	84	Permitted Liens	88
HSR Act	84	Person	81
HSR Approval		Personal Information	89
Indebtedness	84	Plan	38
Indemnification Obligation	56	Preferred Stock	6
Indemnified Person	54	Privacy Laws	89
Interim Period	86	Privacy Policies	34
In-the -Money-Option	84	Pro Rata Portion	89
Key Customer	42	R&W Insurance Policy	58
Key Supplier	42	Remaining Adjustment Escrow Funds	14
knowledge of the Company	86	Remaining Stockholder	66
Latest Balance Sheet	21	Representative	6
Law	86	Representative Expenses	77
Leased Real Property	27	Representative Group	76
Leases	27	Representative Holdback Amount	90
Letter of Transmittal	11	Retained Employees	63
Liens	86	Security Incident	35
Lookback Date	86	Securities Act	45
Majority Holders	75	Seller Group	68
Material Adverse Effect	86	Seller Parties	90

Merger	6	Settlement Date	14
Merger Consideration	87	Stock Consideration	90
Merger Sub	6	Stockholders	90
Necessary Stockholder Approval	6	Subsidiary	90
Net Working Capital	87	Surviving Corporation	7
Notice of Disagreement	13	Target Net Working Capital	90
NuPark Acquisition	87	Tax	90
NuPark Acquisition Agreement	88	Tax Returns	91
NuPark Acquisition Costs	88	Taxes	90
Option Consideration	88	Transaction Documents	73
Optionholders	88	Transaction Expenses	91
Options	88	Transactions	84
Order	88	Transfer Taxes	57
Other Indemnitors	55	Vested Options	92
Parties	6	WARN Act	38
Party	6	willful breach	92
Paying Agent	11

11.03 Interpretation. In addition to the definitions referred to or set forth in this Agreement:

(a) Accounting terms which are not otherwise defined in this Agreement have the meanings given to them under GAAP. To the extent that the definition of an accounting term defined in this Agreement is inconsistent with the meaning of such term under GAAP, the definition set forth in this Agreement will control.

(b) The terms “hereof,” “herein” and “hereunder” and terms of similar import are references to this Agreement as a whole and not to any particular provision of this Agreement. Section, clause, schedule and exhibit references contained in this Agreement are references to sections, clauses, schedules and exhibits in or to this Agreement, unless otherwise specified.

(c) Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” Where the context permits, the use of the term “or” will be equivalent to the use of the term “and/or.”

(d) Words denoting any gender will include all genders, including the neutral gender. Where a word is defined herein, references to the singular will include references to the plural and vice versa.

(e) All references to “$” and dollars will be deemed to refer to United States currency unless otherwise specifically provided.

(f) All references to a day or days will be deemed to refer to a calendar day or calendar days, as applicable, unless otherwise specifically provided.

(g) Any document or item will be deemed “delivered”, “provided” or “made available” by the Company or the Representative, as applicable, within the meaning of this Agreement if such document or item (i) is included in the electronic Dataroom but only to the extent such information or documents were accessible to Buyer or its Affiliates and Advisors or (ii) actually delivered or provided to Buyer or any of Buyer’s Advisors, including at the Company’s or any of its Subsidiaries’ offices, in each case of clauses (i) and (ii) prior to the date of this Agreement.

(h) Any reference to any particular Code section or any Law will be interpreted to include any revision of or successor to that section regardless of how it is numbered or classified, unless otherwise expressly provided herein.

(i) Capitalized terms used in the Disclosure Schedules and not otherwise defined therein have the meanings given to them in this Agreement.

(j) Whenever this Agreement requires Buyer to take any action or contains a representation with respect to Buyer, where applicable or necessary to give effect to the Transactions, such requirement or representation shall be deemed to include an undertaking on the part of its Subsidiaries formed in connection with the Transactions to take such action and shall be deemed to include a reference to such Subsidiaries, as applicable, and whenever this Agreement requires a Subsidiary of Buyer to take any action, such requirement shall be deemed to include an undertaking on the part of Buyer to cause such Subsidiary to take such action.

(k) The phrase “ordinary course of business consistent with past practice” and similar phrases will mean, with respect to any Person, the ordinary course of such Person’s business consistent with past custom and practice (and giving effect to any adjustments and modifications thereto prior to the date of this Agreement taken in response to or as a result of COVID-19 or any COVID-19 Measure).

(l) All references to the Company and/or its Subsidiaries shall not include, for any purpose whatsoever, NuPark or any of NuPark’s Subsidiaries.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement and Plan of Merger on the day and year first above written.

Company:	T2 SYSTEMS PARENT CORPORATION

By: /s/ Norman P. Blake
Name: Norman P. Blake Title: CEO

Representative:	THOMA BRAVO DISCOVER FUND, L.P.

By: Thoma Bravo Discover Partners, L.P. Its: General Partner

By: Thoma Bravo Discover UGP, LLC Its: General Partner

By: Thoma Bravo UGP, LLC Its: Managing Member

By: /s/ A.J. Rohde
Name: A.J. Rohde
Title: Authorized Signatory

Buyer:	VM CONSOLIDATED, INC.

By: /s/ David Roberts
Name: David Roberts Title: Chief Executive Officer

Merger Sub:	PROJECT TITAN MERGER SUB, INC

By: /s/ David Roberts
Name: David Roberts Title: President

Exhibit A

Form of Certificate of Merger

(see attached)

Exhibit B

Net Working Capital

(see attached)

Exhibit C

Escrow Agreement

(see attached)

Exhibit D

Paying Agent Agreement

(see attached)

Exhibit E

Form of Letter of Transmittal

(see attached)

Exhibit F

Form of Company Closing Certificate

(see attached)

Exhibit G

Form of Buyer Closing Certificate

(see attached)

Exhibit H

Form of Option Cancellation Agreement

(see attached)